As filed with the United States Securities and Exchange Commission on July 13, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BigCommerce Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	46-2707656
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

BigCommerce Holdings, Inc.

11305 Four Points Drive

Building II, Third Floor

Austin, Texas 78726

(512) 865-4500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brent Bellm

President and Chief Executive Officer

BigCommerce Holdings, Inc.

11305 Four Points Drive

Building II, Third Floor

Austin, Texas 78726

(512) 865-4500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Samer M. Zabaneh Joseph Fore Brent Bernell Drew M. Valentine DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 (512) 457-7000	Jeff Mengoli Chuck Cassidy Justin Bowes BigCommerce Holdings, Inc. 11305 Four Points Drive Austin, Texas 78726 (512) 865-4500	Nicole Brookshire Darren DeStefano Mark Ballantyne Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an “emerging growth company.” See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Series 1 Common Stock, $ 0.0001 par value per share	$100,000,000	$12,980

(1)	Includes shares which may be sold pursuant to the underwriters’ option to purchase additional shares, solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                      , 2020

                Shares

Series 1 Common Stock

BigCommerce Holdings, Inc. is offering                 shares of its Series 1 common stock. This is our initial public offering, and no public market currently exists for our shares of Series 1 common stock. We anticipate that the initial public offering price will be between $                and $                per share.

We have two classes of common stock, Series 1 common stock and Series 2 common stock. The rights of the holders of Series 1 common stock and Series 2 common stock are identical, except for voting and conversion rights. Each share of Series 1 common stock is entitled to one vote and is not convertible into another class or series of our securities. Series 2 common stock is not entitled to vote, except as required by law, and automatically converts without the payment of additional consideration into Series 1 common stock upon election or transfer by holders of Series 2 common stock in certain circumstances. As such, only holders of Series 1 common stock are entitled to vote on the election of members of the board of directors.

We have applied to list our Series 1 common stock on the Nasdaq Global Market under the symbol “BIGC.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with reduced public company reporting requirements for this and future filings. See “Summary—Implications of being an emerging growth company.” Investing in our Series 1 common stock involves risks. See “Risk Factors” beginning on page 20.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions(a)	Proceeds to BigCommerce
Per share	$	$
Total	$	$

(a)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to an additional                shares of Series 1 common stock, solely to cover over-allotments, if any.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Series 1 common stock on or about                     , 2020.

Morgan Stanley	Barclays	Jefferies	KeyBanc Capital Markets

Canaccord Genuity	Needham & Company	Raymond James	SunTrust Robinson Humphrey

                    , 2020

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Series 1 common stock only in jurisdictions where offers and sales thereof are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our shares. Our business, prospects, financial condition and results of operations may have changed since that date.

Until                     , 2020 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our Series 1 common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

For investors outside of the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Series 1 common stock and the distribution of this prospectus outside of the United States.

i

Summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Series 1 common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” the “Company,” or “BigCommerce” refers to BigCommerce Holdings, Inc. and its subsidiaries.

BigCommerce Holdings, Inc.

Overview

BigCommerce is leading a new era of ecommerce. Our software-as-a-service (“SaaS”) platform simplifies the creation of beautiful, engaging online stores by delivering a unique combination of ease-of-use, enterprise functionality, and flexibility. We power both our customers’ branded ecommerce stores and their cross-channel connections to popular online marketplaces, social networks, and offline point-of-sale (“POS”) systems. As of June 1, 2020, we served approximately 60,000 online stores across industries in approximately 120 countries.

BigCommerce operates at the forefront of a world of commerce that is changing rapidly. The transition from physical to digital commerce constitutes one of history’s biggest changes in human behavior, and the pace of change is accelerating. According to eMarketer Inc. (“eMarketer”), retail ecommerce was nonexistent in the early-1990s and grew to approximately 10% of all global retail spending in 2017. They predict it will take just six years for this percentage to more than double to 21% of global retail spending in 2023, as shown in the chart below. The growth in ecommerce has no end in sight.

The adoption of retail ecommerce is accelerating

As commerce moves online, businesses must not only anticipate changing customer expectations, but also deliver engaging and highly personalized experiences across channels, necessitating a continuous process of digital transformation. We are currently witnessing major shifts in device usage from desktop to mobile, in mobile technology from responsive websites to progressive web applications, and in shopping venues from in-store to branded ecommerce sites, marketplaces, and social networks. The entire shopping journey, from product discovery to engagement to purchase and delivery, matters. To best serve their customers in this dynamic digital era, businesses need a platform for cross-channel commerce that nimbly keeps them at the forefront of user experience and innovation.

BigCommerce empowers businesses to turn digital transformation into competitive advantage. We provide a comprehensive platform for launching and scaling an ecommerce operation, including store design, catalog management, hosting, checkout, order management, reporting, and pre-integration into third-party services like payments, shipping, and accounting. All our stores run on a single code base and share a global, multi-tenant architecture purpose-built for security, high performance, and innovation. Our platform serves stores in a wide variety of sizes, product categories, and purchase types, including business-to-consumer (“B2C”) and business-to-business (“B2B”). Our customers include Avery Dennison, Ben & Jerry’s, Burrow, SC Johnson, SkullCandy, Sony, and Woolrich.

When launched in 2009, BigCommerce initially targeted the small business (“SMB”) segment with a simple, low-cost, all-in-one solution delivered through the cloud. Starting in 2015, company leadership transitioned from our original founders to our current chief executive officer and management team. We identified the market opportunity to become the first SaaS platform to combine enterprise-grade functionality, openness, and performance with SMB-friendly simplicity and ease-of-use. We consequently expanded our strategic focus to include the mid-market, which we define as sites with annual online sales between $1 million and $50 million, and large enterprise, which we define as sites with annual online sales from $50 million to billions of dollars. At the time, these segments primarily relied on “legacy software,” whether licensed, open source, or custom-developed. To build a better SaaS alternative, we began a multi-year investment in platform transformation. In the subsequent five years, in nearly every component of our platform, we added advanced functionality and openness using application programming interface (“API”) endpoints. This transformation – beginning with a simple product built for the low-end of the market, then adding advanced functionality and performance to compete in the mid-market and large enterprise segments – is classic disruptive innovation.

We strive to provide the world’s best SaaS ecommerce platform for all stages of customer growth. As of June 1, 2020, BuiltWith.com (“BuiltWith”) ranked us the world’s second most-used SaaS ecommerce platform and top five overall among the top one million sites globally by traffic, which we believe consists primarily of established SMBs. We also were ranked the second most-used SaaS ecommerce platform among the top 100,000 sites globally by traffic, which we believe consists primarily of mid-market and large enterprise businesses. For the mid-market and large enterprise segments, we believe we are differentiated because our platform combines three elements not typically offered together:

•	Multi-tenant SaaS. The speed, ease-of-use, high-performance, and continuously-updated benefits associated with multi-tenant SaaS.

•	Enterprise functionality. Enterprise-grade functionality capable of supporting sophisticated use cases and significant sales volumes.

•	Open SaaS. Platform-wide APIs that enable businesses to customize their sites and integrate with external applications and services.

We believe this powerful combination makes ecommerce success at scale more economically and operationally achievable than ever before.

We have become a leader in both branded-site and cross-channel commerce. Cross-channel commerce involves the integration of a customer’s commerce capabilities with other sites — online and offline — where consumers and businesses make their purchases. We offer free, direct integrations with leading social networks such as Facebook and Instagram, search engines such as Google, online marketplaces such as Amazon and eBay, and POS platforms such as Square, Clover (a Fiserv company), and Vend. A dynamic and growing cross-channel category is “headless commerce,” which refers to the integration of a back-end commerce platform like ours with a front-end user experience separately created in a content management system (“CMS”) or design framework. The most dynamic and interactive online user experiences are often created using these tools. We integrate seamlessly with the leading CMSs, digital experience platforms, design frameworks, and custom front ends.

Partners are essential to our open strategy. We believe we possess one of the deepest and broadest ecosystems of integrated technology solutions in the ecommerce industry. We strategically partner with, rather than compete against, the leading providers in adjacent categories, including payments, shipping, POS, CMS, customer relationship management (“CRM”), and enterprise resource planning (“ERP”). Our partner-centric strategy stands in contrast to our largest competitors, which operate complex software stacks that compete across categories. We focus our research and development investments in our core product to create a best-of-breed ecommerce platform. We believe this strategy has four advantages:

•	Core product focus. We can create the industry’s best ecommerce platform and innovate faster than our competition by focusing development on a single core product.

•	Best-of-breed choice. We offer our customers the choice of best-of-breed, tightly integrated solutions across verticals.

•	Cooperative marketing and sales. We co-market and co-sell with our strategic technology partners in each category.

•	High gross margins. We earn high-margin revenue share from a subset of our strategic technology partners, and this complements the high gross margin of our core ecommerce platform.

Our business has experienced strong growth. Our annual revenue run-rate (“ARR”) reached $102.2 million as of December 31, 2018, $128.5 million as of December 31, 2019, and $137.1 million as of March 31, 2020. Our ARR growth rate increased from 22.3% in 2018 to 25.8% in 2019 and from 21.6% for the three months ended March 31, 2019 to 26.8% for the three months ended March 31, 2020. Our revenue increased from $91.9 million in 2018 to $112.1 million in 2019. Our revenue growth rate increased from 19.6% in 2018 to 22.0% in 2019 and to 29.7% in the three months ended March 31, 2020. During the three months ended March 31, 2019 and 2020, our revenue was $25.6 million and $33.2 million, respectively. Our gross margin was 76.1% in 2018, 75.9% in 2019, and 76.8% and 77.5% for the three months ended March 31, 2019 and 2020, respectively. We had net losses of $38.9 million in 2018, $42.6 million in 2019, and $10.5 million and $4.0 million in the three months ended March 31, 2019 and 2020, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key business metrics—Annual revenue run-rate” for a description of how we calculate ARR.

Impact of COVID-19

COVID-19, declared a global pandemic by the World Health Organization on March 11, 2020, has caused disruption to the economies and communities of the United States and our target international markets. In the interest of public health, many governments closed physical stores and places of business deemed non-essential. This precipitated a significant shift in shopping behavior from offline to online. In June 2020, eMarketer predicted that U.S. brick and mortar retail spending will decline by 14% in 2020, whereas U.S. consumer ecommerce spending will increase by 18%, the highest growth rate since their coverage began in 2008. Our business has benefited from this shift, both in accelerated sales growth for our existing customers’ stores, and in our sales of new store subscriptions to customers. Nevertheless, we do not have certainty that these trends will continue; the impact of the COVID-19 pandemic and the uncertainty it has created in the global economy could materially adversely affect our business, financial condition, and results of operations. Certain of the market research included in this prospectus was published prior to the outbreak of the pandemic and did not anticipate the virus or the impact it has caused on the adoption of ecommerce. We have utilized this pre-pandemic market research in the absence of updated sources. For more information regarding the potential impact of the COVID-19 pandemic on our business, refer to “Risk Factors,” as well as our commentary in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus.

Impact on operations

During the month of March, in compliance with local, state, and national regulations, we closed our major offices in Austin, San Francisco, Sydney, and London, and transitioned in an orderly fashion to work-from-home operations. We accomplished this efficiently across our various global teams and functions. Our employees and teams were equipped with the equipment and collaboration tools they need to successfully work remotely.

As of June 1, 2020, our average platform uptime for 2020 was 99.99%, which exceeded its average uptime for 2019 of 99.98%. We consider this to be strong performance given the increase in site traffic and volume since the start of the pandemic. During the pandemic, we completed the rollout of our new storefront architecture. Our customer service teams completed the transition to work-from-home while maintaining service levels.

In accordance with local regulations, we began reopening our Austin offices in June. We plan to begin re-opening other offices when local regulations and market conditions allow. We believe that we are well equipped to support full or partial remote work, without major service disruption, should this again be required in the future.

Impact on ecommerce sector and our sales efforts

From late March through June 2020, ecommerce sales in the United States and our target international markets increased significantly due to the widespread shutting of physical stores and behavioral changes associated with social distancing.

Beginning in March 2020, new sales of Essentials plans increased substantially, growing 33%, 106%, and 86% year-over-year for March, April, and May 2020, respectively. In contrast, we experienced reductions in Enterprise plan sales of 14% and 13% year-over-year in March and April, respectively. This resulted from several of our larger enterprise sales prospects needing to focus on their pandemic response at the immediate expense of their ecommerce initiatives. However, sales of Enterprise plans improved significantly in May 2020, growing 60% year-over-year. Thus far during the pandemic, we have observed an overall shortening of sales cycle time and an improvement in lead conversion and competitive win rates.

Impact on revenue

Our year-over-year revenue growth rate in the first quarter of 2020 was 29.7% and our year-over-year ARR growth rate was 26.8%, an increase relative to the 22.8% year-over-year revenue growth rate and 25.8% year-over-year ARR growth rate in the fourth quarter of 2019. The catalyst for this growth rate acceleration was partner and service revenue, which increased 51.8% versus the same quarter in 2019.

Industry trends

Online shopping behaviors are evolving as ecommerce adoption is accelerating around the world. This puts tremendous pressure on businesses to pursue digital transformation with technology that innovates as fast as the market.

Accelerating growth of ecommerce as a share of total retail spend. More than half of the world’s population is now online, according to eMarketer, with four billion global internet users spending an average of seven hours online per day across ecommerce, content, social networks, and applications on desktop and mobile platforms. Global retail ecommerce will reach $3.9 trillion, representing 17% of total retail spending in 2020, according to eMarketer. They forecast that retail ecommerce will reach $6.3 trillion by 2024, representing 21% of retail spending. Digital influence extends to purchases made in the physical world as well. Forrester Research, Inc. (“Forrester”) estimates that digital touchpoints impacted 51% of total U.S. retail sales in 2018.

Consumers rapidly changing how they shop across online and offline channels. The internet has empowered consumers with a breadth of information, social interactions, and shopping alternatives far exceeding anything previously available. No longer can brands rely on a single channel — historically, the store shelves of the closest physical retailer, or more recently, a single branded website — to reach their target audience. Instead, businesses must address the breadth of touch points influencing what and where shoppers buy. These include content sites (information and influencers), social networks, search engines, marketplaces, and of course, their own branded sites. According to Internet Retailer’s Online Marketplaces Database report in 2019, 57% of global ecommerce occurs on marketplaces such as Amazon and eBay, so brands and retailers must consider those as potential sales channels. For sales that are transacted on our customers’ own ecommerce sites, roughly half of those originate from buyer journeys that began online somewhere else, such as a search engine, social network, or linked site. To maximize sales potential, businesses must embrace true omni-channel selling and ensure seamless, delightful experiences throughout each buyer’s journey.

Growth of direct-to-consumer, digitally native brands. Whereas consumer brands historically relied on retail distribution for their products, ecommerce enables a new model of direct-to-consumer, vertically-integrated digitally native brands (“DNBs”). DNBs sell products directly to consumers online as their primary distribution channel, frequently bypassing third-party retailers or the need for their own capital-intensive brick-and-mortar stores. In 2019, DNBs comprised 31 of the Internet Retailer Top 500 stores and grew sales at a much faster rate (29.5%) than non-DNBs (17.6%). The growth in DNBs has corresponded with demand for turnkey ecommerce platforms that support both rapid product launch and scaling to mid-market size and beyond.

B2B buying and selling also transitioning to the digital world. Historically, B2B ecommerce adoption has lagged that of B2C, but that is now changing. B2B sellers are embracing digital transformation in pursuit of both efficiency and sales effectiveness, in response to business buyers whose user experience expectations have been reshaped by B2C shopping. According to Forrester, B2B ecommerce now exceeds $1 trillion in the United States. According to a Digital Commerce 360 survey of more than 200 B2B companies, more than 50% had yet to launch a transactional ecommerce site, but of those without an ecommerce site, 75% stated plans to have one within two years, signaling further growth ahead. Digital commerce can help B2B companies address complexities throughout their supply chains, thereby benefitting manufacturers, wholesalers, distributors, and even raw materials suppliers.

Digital transformation is becoming the #1 priority in global IT spending. Digital transformation will soon outrank all other business information technology (“IT”) priorities combined. International Data Corporation (“IDC”) predicts that by 2023, digital transformation and innovation will account for more than 50% of all IT spending, as compared to 36% of IT spending in 2018. Traditionally, business IT priorities have been determined by IT departments. Increasingly, however, business line owners control the purchase decision for digital transformation spending. Business line owners are ultimately seeking to invest in initiatives that drive revenue growth, operational efficiency, and competitive advantage.

Market size and opportunity

Large, rapidly growing global market for ecommerce platforms. IDC estimates that the global market for digital commerce applications, which we refer to as “ecommerce platforms,” was $4.7 billion in 2019 and is expected to grow at a compound annual growth rate (“CAGR”) of 11% to reach $7.8 billion in 2024. This global market includes legacy ecommerce platforms and SaaS ecommerce platforms. We believe our total addressable market is materially larger than ecommerce platform spend due to the additional revenue share that we earn from our technology partner ecosystem.

Both B2B and B2C businesses investing in digital transformation. According to IDC, in 2020 B2C sites will account for 67% of total global spend on ecommerce platforms, while B2B sites will account for the remaining 33%. B2C and B2B businesses are spending today to enable the online sales of tomorrow. Forrester predicts that in 2023, 17% of all U.S. B2B sales will occur online. For that same year, eMarketer predicts that 17% of all U.S. B2C spending will occur online.

Global opportunity. According to BuiltWith as of January 7, 2020, 42% of all ecommerce websites are based in the United States, and 58% are outside of the United States. IDC estimates that the Americas, Europe, Middle East and Africa (“EMEA”), and the Asia Pacific region (“APAC”) will represent 61%, 22%, and 17% of total global spend on ecommerce platform technology in 2020, respectively, with EMEA and APAC growing at CAGRs of 8% and 17% through 2024, respectively.

Legacy software challenges

Legacy approach to ecommerce involves software ownership and management. Historically, most businesses have licensed, owned, and/or managed the technology behind their ecommerce sites. Legacy approaches — led by custom-developed and licensed open source software — are still prevalent for the largest retail businesses. We believe the most commonly used ecommerce platforms for established SMBs are open source and on-premise software. According to BuiltWith as of June 1, 2020, among the one million most trafficked websites globally, open source software holds three of the top four ecommerce platform spots. Although SaaS platforms have existed since the late 1990s, only within the last five years have multiple SaaS options begun to challenge legacy software leaders in the small, mid-market, and large enterprise segments.

Creating, managing, and modernizing online stores with legacy software is difficult. For businesses using legacy software, ecommerce can be enormously challenging, requiring significant headcount and a wide range of capabilities that may not be their core strengths. These capabilities include:

•

Site design and user experience. Legacy site design tools can quickly become outdated in functionality and user interface, making it difficult for businesses to keep pace with changing user experience expectations across device types.

•

Multi-channel management. Connecting and maintaining multi-channel sales capabilities across POS, desktop and mobile websites, mobile applications, online marketplaces, and social networks is difficult, time consuming, and expensive.

•

Application and systems integration. Ecommerce requires a wide range of integrated third-party applications for even the simplest of sites, including payments, shipping, tax, and accounting. More sophisticated businesses will often incorporate dozens of integrated third-party applications.

•

Security. The brand and financial consequences of a security breach can be severe. Businesses must ensure security across the breadth and depth of their platform; third-party managed hosting of legacy software does not absolve companies of responsibility for their software.

•	Order processing and operations. Operating costs and complexities increase rapidly if software does not make the steps simple for fulfilling orders, serving shoppers, and managing financials.

•

Platform feature and performance upgrades. Static software becomes outdated and poorer-performing over time. Businesses of all sizes often lack the resources required to upgrade, patch, and modernize their legacy software in line with consumer and technology trends.

Legacy software does not meet the needs of most businesses. Due to the challenges mentioned above, legacy ecommerce software imposes an immense burden on companies that implement or maintain it themselves. Most businesses pursuing ecommerce are built and staffed to make or sell products; for these businesses, managing and maintaining software and technology infrastructure can be an operational distraction and financial burden. Three factors prompt many businesses to consider a SaaS alternative to legacy software for their ecommerce solutions:

•	Time, complexity, and skill sets required to implement and operate software;

•	Financial cost of software licensing, engineering, hosting, and management; and

•	Burden of staying current and meeting high, ever-changing consumer expectations and demands.

Our solution

BigCommerce is a leading open SaaS platform for cross-channel commerce. We offer a complete, cloud-based ecommerce solution that scales with business growth. After years of significant investment in our product and technology, we believe we offer industry-leading capabilities, flexibility, scalability, and ease-of-use for a SaaS platform. All our customers, regardless of size, operate on a single, global, multi-tenant architecture that offers a compelling solution for successful online selling.

•	Open. Platform APIs make our platform accessible to customization, modification, and integration.

•	Comprehensive. We provide complete functionality for setup, store design, store hosting, checkout, order processing, and order management.

•	Cloud. Our multi-tenant SaaS model includes both the hosting of our customers’ stores and cloud-based delivery of store management functionality.

•

Secure and compliant. We offer native security protection related to payments (PCI-DSS), information (ISO 27001), applications, and external threats. We comply with relevant regulations such as the European Union’s General Data Protection Regulation (“GDPR”).

•	Performant. All stores have built-in enterprise-grade security, speed, uptime, and hosting via the Google Cloud Platform.

•	B2C and B2B. We are both a full-featured B2C platform and supportive of a wide variety of B2B use cases either natively or in conjunction with third-party B2B extensions.

•	Cross-channel. We support cross-channel selling via native and third-party integrations with leading marketplaces, social networks, search engines, CMSs, and POS platforms.

•

Application ecosystem. Our application ecosystem is one of the largest among ecommerce platforms, including more than 600 pre-built applications and integrations promoted through our BigCommerce Apps Marketplace.

•	Ease-of-use. Approximately 70% of implementations are completed within two months. Small businesses can create their stores in as little as a few hours.

•	Delightful. Our beautiful store design themes and editing tools enable businesses to create unique, branded user experiences that delight their shoppers.

•	Affordable. Our monthly subscription fees start at $29.95 per month and increase with business size and functionality requirements.

•	Scalable. Higher-tiered plans offer more sophisticated functionality required by large enterprises, including advanced promotions, faceted search, and price lists.

•

Global. Our platform can be used by shoppers around the world, with front-end support for a shopper’s preferred language, as well as back-end control panel language options including English, Chinese, French, Italian, and Ukrainian, with more languages planned.

Our competitive advantages

As a SaaS ecommerce market leader with a singular focus on our core platform, we strive to deliver the world’s best combination of advanced functionality, flexibility, scalability, and ease-of-use to fast-track the ecommerce success of businesses of all sizes.

Built to support growth from SMB to large enterprise. Originally designed for the needs of SMBs, BigCommerce now powers some of the largest brands in the world. Starting with a comprehensive but easy-to-use platform, businesses can grow to hundreds of millions in sales without encountering functionality, flexibility, or scalability limitations. We offer advanced SaaS-based capabilities for interactive visual merchandising, complex and large catalog management, faceted search, advanced promotions, customer groups, and complex price lists. BigCommerce was rated a Strong Performer in the Forrester Wave Reports: B2C Commerce Suites and B2B Commerce Suites, Q2 2020.

Open SaaS. Because every business is unique, and most large businesses have specific requirements not easily met “out of the box,” our product strategy emphasizes what we call “open SaaS.” Open SaaS refers to the exposure of SaaS platform functionality via APIs and software development kits. APIs enable our customers to access a wide variety of third-party applications, integrate with legacy systems, and customize when required. Open SaaS, as a strategy, thereby competes with the flexibility of legacy open source software. We believe our platform openness is industry-leading for SaaS, spanning areas such as checkout, cart, tax, pricing, promotions, and the storefront. Our open technology scales to meet high volumes of up to 400 API calls per second per customer.

With respect to both product functionality and platform openness, we deliver new features and API enhancements on a regular basis, without customer service disruption or the need for software upgrades. This constitutes a primary advantage of our multi-tenant SaaS platform relative to legacy software. With legacy software, businesses often need to manage and deploy enhancements and upgrades themselves, at significant operational and financial cost. In contrast, our customers benefit from a platform that seamlessly progresses its capabilities and performance on a regular basis, thereby staying ahead of industry trends, consumer expectations and demands, and competition. The power of our platform to support high growth better than legacy software is evidenced by the large and growing number of category leaders, including more than 30 Global 2000 businesses, that select us as their ecommerce platform of choice.

Cross-channel commerce. We provide free connections to the two leading U.S. marketplaces, Amazon and eBay, and our technology partners enable integration to dozens of other leading marketplaces around the world. We are one of just two platforms that natively enables social selling on Facebook and Instagram Checkout. We have integrations and business partnerships with a wide range of leading POS software vendors, including Square, Clover (a Fiserv company), and Vend.

For our customers’ branded sites, our Stencil design framework offers more than 100 beautiful, pre-built, responsive theme variations along with the ability to custom design within a local development environment. Our interactive Page Builder enables drag-and-drop management of layouts, designs, widgets, and content blocks on pages that can contain anything from simple image rotations to powerful merchandising functionality.

We also support the option of fully headless commerce. We and our technology partners have developed integrations and support for leading commercial CMSs, including Acquia, Adobe Experience Manager, Bloomreach, Drupal, Sitecore, and WordPress. We are further utilized in conjunction with the leading progressive web application frameworks, including Deity, Gatsby, and Vue Storefront. Many businesses simultaneously utilize our native storefront capabilities along with headless commerce on blogs and other content sites.

Lower total cost of ownership. We believe the total cost of ownership of our platform is substantially less than that of legacy software. The total cost of legacy software, including expenses related to software licensing, software engineering, hosting, technical operations, security management, and agency and systems integration support, can be substantial. Our customers can also benefit from pre-negotiated rates from our strategic payments partners, whose published rates are below those of our largest SaaS competitor for most plan types.

Performance and security. We have designed our platform to maximize uptime, minimize response time, and ensure a secure environment. Across all sites, our stores achieved 99.98% average uptime in 2019 and as of June 1, 2020, our average uptime for 2020 was 99.99%. For the cyber five peak holiday shopping days, we have reported zero site downtime every year since 2014.

As measured by Google PageSpeed Insights, our platform benchmarks faster than leading ecommerce sites. Faster response and page load times benefit customers by improving shopper experience and organic search engine page rankings. Unlike with managed software, security is built into the BigCommerce platform and service. We offer native payments security at PCI-DSS Level 1, and our security protocols have achieved ISO 27001 certification, the “gold standard” in security assessment.

Growth strategy

As a “customer first” company, we believe customer success is a fundamental prerequisite of all components of our growth strategy, and we therefore rank it first among our growth priorities.

Retain and grow existing customers through product and service leadership. We believe our long-term revenue growth is highly correlated with the success of our existing customers. We enable customer success through product excellence and service quality. We have extensive internal processes for aligning our product roadmap with the features and enhancements that drive customer growth. We also have mature internal processes for measuring service levels and satisfaction, along with closed-loop resolution of issues and feature requests. We strive for industry-leading customer retention rates, net promoter scores, service levels, and same-store sales growth. We experience revenue growth from our existing customers over time in a variety of ways, including (1) as our customers’ ecommerce sales grow, so does our subscription revenue, and (2) our customers purchase and deploy additional stores to serve their other brands, geographies, and/or use cases (e.g., B2B in addition to B2C).

Acquire new mid-market and large enterprise customers. Our flagship plan is BigCommerce Enterprise, which is tailored for mid-market and large enterprise businesses selling more than $1 million online per site. Our sales, marketing, agency partnership, and professional services teams all have organization structures dedicated to serving the needs of mid-market and large enterprise businesses. As of December 31, 2019, customers on our Enterprise plan generate approximately half of our ARR. These customers typically exhibit low churn and net revenue retention greater than 100%. Internet Retailer states that SaaS has now become the top choice of the largest U.S. retail ecommerce sites planning to re-platform, and we are aggressively positioning ourselves as the best SaaS solution for this segment.

Acquire new SMB customers. We target both established small businesses and start-ups committed to “make it big” on a platform that they will not outgrow. They exhibit lower churn and higher growth rates than do businesses that dabble in ecommerce. Established and complex businesses also place greater emphasis on the functionality, openness, and performance strengths of our platform. We have dedicated sales, marketing, and support organizations to serve the needs of SMBs. More than 70% of our SMB customers use a self-serve model and become customers without sales assistance.

Expand into new and emerging segments. We seek to extend into new and emerging segments within ecommerce, including the following segments that are significant areas of potential growth and strategic focus for us:

•

Headless commerce. This refers to businesses whose technology strategy is to decouple their front-end customer experience technology from their back-end commerce platform. In terms of online strategy, these companies are typically brand-, marketing-, or experience-led. We serve headless use cases better than most of our competitors due to years of investment in our platform APIs and integration capabilities. Pre-built integrations connect our platform with leading CMSs, such as Acquia, Adobe, Bloomreach, Drupal, Sitecore, and WordPress.

•

B2B. As of December 31, 2019, approximately 10% of our customers use BigCommerce primarily for B2B sales. In many cases, these customers’ needs are met using our native functionality, including B2B features like customer groups and price lists. In other cases, these customers complement BigCommerce with purpose-built B2B extensions and applications in the BigCommerce Apps Marketplace. Forrester Research rated BigCommerce a Strong Performer in The Forrester Wave: B2B Commerce Suites, Q2 2020. Over time, we intend to add more B2B functionality to both the BigCommerce Apps Marketplace and our native feature set.

•

Large enterprise. Increasingly, we are successfully competing for large enterprise sites selling more than $50 million annually online, with our Enterprise plan product feature set, along with our sales, marketing, solutioning, and service capabilities.

Expand internationally. We believe there is a significant opportunity to grow our business internationally. Businesses around the world increasingly value a SaaS ecommerce platform that delivers a combination of ease-of-use, enterprise functionality, and flexibility. As of June 24, 2020, 25% of our stores were located outside of the United States. In comparison, as of January 7, 2020 BuiltWith estimated that approximately 58% of ecommerce websites are outside of the United States. In July 2018, we launched our first dedicated European business team based in London and in January 2019, we launched our Asian presence in Singapore. The expansion in our regional business teams helped contribute to accelerating revenue growth in 2019 of 20% in EMEA and 28% in APAC. In addition to expanding our sales and marketing capabilities internationally, we are also enhancing our product and APIs to serve customers around the world.

Earn revenue share and customer referrals from our extensive partner ecosystem. Our marketplace of integrated application and technology solutions is one of the largest of any ecommerce platform. Partner solutions span every major category of relevance to ecommerce, including payments, shipping, tax, accounting and ERP, marketing, fulfillment, and cross-channel commerce. Our strategy is to partner – not compete – with our ecosystem. Many of our strategic technology partners pay us a revenue share on their gross sales to our joint customers and/or collaborate to co-sell and co-market BigCommerce to new customers and our respective installed bases. Our customers benefit from the best-of-breed offerings of our partners, the flexibility to choose without penalty the best offer for their needs, and the tailored programs developed with our strategic technology partners. We intend to grow partner-sourced revenue by expanding the value and scope of existing partnerships, selling and marketing partner solutions to our customer base, and acquiring and cultivating new, high-value relationships.

Risk factors

Investing in our Series 1 common stock involves substantial risks. Before you participate in this offering, you should carefully consider all of the information contained in this prospectus, including the information set forth under “Risk Factors.” Some of the more significant risks include the following:

•	We have a history of operating losses, and we may not be able to generate sufficient revenue to achieve and sustain profitability.

•

Our future revenue and operating results will be harmed if we are unable to acquire new customers, retain existing customers, expand sales to our existing customers, or develop new functionality for our platform that achieves market acceptance.

•

We face intense competition, especially from well-established companies offering solutions and related applications. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.

•	The COVID-19 pandemic and associated global economic uncertainty could materially adversely affect our business, financial condition, and results of operations.

•	If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs or preferences, our platform may become less competitive.

•	Our success depends in part on our partner-centric strategy. Our business would be harmed if we fail to maintain or expand partner relationships.

•

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

•

To the extent our security measures are compromised, our platform may be perceived as not being secure. This may result in customers curtailing or ceasing their use of our platform, our reputation being harmed, our incurring significant liabilities, and adverse effects on our results of operations and growth prospects.

•

Upon the completion of this offering, our directors, executive officers, and current beneficial owners of 5% or more of our voting securities and their respective affiliates will beneficially own, in the aggregate, approximately     % of our outstanding Series 1 common stock, which may limit our stockholders’ ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

•

We depend on third-party data hosting and transmission services. Increases in cost, interruptions in service, latency, or poor service from our third-party data center providers could impair the delivery of our platform. This could result in customer or shopper dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue.

•

Evolving global internet laws, regulations and standards, privacy regulations, cross-border data transfer restrictions, and data localization requirements, may limit the use and adoption of our services, expose us to liability, or otherwise adversely affect our business.

•	Our current operations are international in scope, and we plan further geographic expansion. This will create a variety of operational challenges.

•

If our operating and financial performance in any given period does not meet the guidance that we provide or the expectations of investment analysts, the market price of our Series 1 common stock may decline.

Implications of being an emerging growth company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). While we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies. These provisions include, but are not limited to:

•

presenting only two years of audited financial statements and only two years of related selected financial data in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•

an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies that are not emerging growth companies and in which you hold equity interests.

In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and to comply with new or revised accounting standards as required of publicly-traded companies generally. This decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which the fifth anniversary of the closing of this offering occurs, (ii) the first fiscal year after our annual revenue exceeds $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

Corporate information

We were formed in Australia in December 2003 under the name Interspire Pty Ltd and reorganized into a corporation in Delaware under the name BigCommerce Holdings, Inc. in February 2013. Our headquarters and principal executive offices are located at 11305 Four Points Drive, Building II, Third Floor, Austin, Texas 78726. Our telephone number is (512) 865-4500. Our corporate website address is www.BigCommerce.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in and is not part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our Series 1 common stock.

“BigCommerce,” our logo, and other trademarks or trade names of BigCommerce Holdings, Inc. appearing in this prospectus are our property. This prospectus also contains trademarks and trade names of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

The Offering

Series 1 common stock offered by us	shares of Series 1 common stock (or shares if the underwriters’ option to purchase additional shares of Series 1 common stock is exercised in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters the option to purchase up to an additional shares of Series 1 common stock.

Series 1 common stock to be outstanding after giving effect to this offering	shares (or shares if the underwriters’ option to purchase additional shares of Series 1 common stock is exercised in full).

Series 2 common stock to be outstanding after giving effect to this offering	shares.

Total Series 1 and Series 2 common stock to be outstanding after giving effect to this offering	shares (or shares if the underwriters’ option to purchase additional shares of Series 1 common stock is exercised in full).

Use of proceeds

We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million (or $             million if the underwriters’ option to purchase additional shares of Series 1 common stock is exercised in full) based upon an assumed initial public offering price of $             per share of Series 1 common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering:

•

to pay, in cash, dividends on our outstanding shares of Series F preferred stock, which have accumulated at a rate of 10% per annum of the original issue price of each such share (the “Series F Dividend”), and which is expected to total $            million as of the closing of this offering, $13.6 million of which was accrued as of March 31, 2020; and

•	for working capital and general corporate purposes, including sales and marketing, research and development, general and administrative matters, and capital expenditures.

As a result of the anticipated payment of the Series F Dividend, certain of our beneficial owners of 5% or more of the outstanding shares of voting securities and their affiliated entities who are holders of our Series F preferred stock are expected to receive approximately $             million of the net proceeds of this offering.

See “Use of Proceeds.”

Dividend policy

We have no current plans to pay dividends on our Series 1 common stock. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Listing	We have applied to list our Series 1 common stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “BIGC.”

Risk factors	Investing in our Series 1 common stock involves substantial risks. See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Series 1 common stock.

The number of shares of our Series 1 common stock and Series 2 common stock to be outstanding after this offering is based on                 shares of our Series 1 common stock and                shares of Series 2 common stock outstanding as of March 31, 2020 and unless otherwise stated assumes the following:

•

the automatic conversion of all of the outstanding shares of our preferred stock (excluding the shares of Series F preferred stock issuable upon the conversion of the 2017 Convertible Term Loan and the exercise of the Purchase Right (described below)) into an aggregate of                shares of Series 1 common stock and                shares of Series 2 common stock immediately prior to the closing of this offering;

•

the conversion of the 2017 Convertible Term Loan (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) into an aggregate of                shares of our Series F preferred stock, at a conversion price of $3.059 per share, and the automatic conversion of such shares into             shares of Series 1 common stock, immediately prior to the closing of this offering;

•

the exercise of the Purchase Right (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) for the purchase of              shares of our Series F preferred stock at a purchase price of $3.059, and the automatic conversion of such shares into                 shares of Series 1 common stock immediately prior to the closing of this offering;

•

the conversion of the 2020 Convertible Term Loan (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) into an aggregate of              shares of our Series 1 common stock, at a conversion price of $3.80 per share, immediately prior to the closing of this offering; and

•	the one-for- reverse stock split of our Series 1 common stock and Series 2 common stock effected on , 2020.

The foregoing excludes:

•

            shares of Series 1 common stock issuable upon the exercise of options outstanding as of March 31, 2020 under our 2013 Stock Option Plan (the “2013 Plan”), at a weighted-average exercise price of $            per share;

•	shares of Series 1 common stock issuable upon the exercise of warrants outstanding as of March 31, 2020, with a weighted-average exercise price of $ per share;

•

            shares of Series 1 common stock reserved for issuance under our 2020 Equity Incentive Plan (the “2020 Plan”), which will become effective in connection with this offering, as well as shares of our Series 1 common stock that may be issued pursuant to provisions in our 2020 Plan that automatically increase the Series 1 common stock reserve under our 2020 Plan; and

•

            shares of Series 1 common stock reserved for issuance under our 2020 Employee Stock Purchase Plan (the “2020 ESPP”), which will become effective in connection with this offering, as well as shares of our Series 1 common stock that may be issued pursuant to provisions in our 2020 ESPP that automatically increase the Series 1 common stock reserve under our 2020 ESPP.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	no exercise of the outstanding options described above after March 31, 2020;

•	no exercise of the outstanding warrants described above after March 31, 2020;

•	no conversion of any shares of Series 2 common stock into shares of Series 1 common stock after March 31, 2020;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our Series 1 common stock in this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	an initial public offering price of $ per share of Series 1 common stock, which is the midpoint of the range set forth on the cover page of this prospectus.

Summary Consolidated Financial Data

The following tables present summary financial data for our business for the periods indicated. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the consolidated statement of operations data for the three months ended March 31, 2019 and 2020 and the consolidated balance sheet data as of March 31, 2020 from our unaudited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future and the results for the three months ended March 31, 2020 are not necessarily indicative of the results to be expected for the full year ending December 31, 2020 or any other future period. You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$ 91,867	$112,103	$25,584	$33,174
Cost of revenue(1)	21,937	27,023	5,925	7,480

Gross profit	69,930	85,080	19,659	25,694
Operating expenses:
Sales and marketing(1)	45,928	60,740	14,136	15,762
Research and development(1)	42,485	43,123	10,832	10,921
General and administrative(1)	19,497	22,204	4,999	6,466

Total operating expenses	107,910	126,067	29,967	33,149

Loss from operations	(37,980)	(40,987)	(10,308)	(7,455)
Interest income	653	245	155	1
Interest expense	(1,489)	(1,612)	(360)	(762)
Change in fair value of financial instruments	—	—	—	4,413
Other expense	(52)	(208)	(21)	(203)

Loss before provision for income taxes	(38,868)	(42,562)	(10,534)	(4,006)
Provision for income taxes	10	28	7	17

Net loss	$ (38,878)	$(42,590)	$(10,541)	$(4,023)

Cumulative dividends and accretion of issuance costs on Series F preferred stock	(4,712)	(7,308)	(1,736)	(1,745)

Net loss attributable to common stockholders	$ (43,590)	$(49,898)	$(12,277)	$(5,768)

Basic and diluted net loss per share attributable to common stockholders(2)	$ (0.86)	$(0.92)	$(0.23)	$(0.10)

Weighted-average number of shares used to compute basic and diluted net loss per share attributable to common stockholders(2)	50,889	54,523	52,930	56,405

Basic and diluted pro forma net loss per share attributable to common stockholders(3)

Weighted-average number of shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(3)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$82	$191	$22	$73
Sales and marketing	388	838	133	289
Research and development	432	666	71	305
General and administrative	1,169	1,461	369	359

Total stock-based compensation expense	$2,071	$3,156	$595	$1,026

(2)

See Note 11 to our audited consolidated financial statements appearing at the end of this prospectus for an explanation of the calculations of basic and diluted net loss per share attributable to common stockholders.

(3)

See Note 11 to our audited consolidated financial statements appearing at the end of this prospectus for an explanation of the calculations of pro forma basic and diluted net loss per share attributable to common stockholders.

In addition to our consolidated statement of operations data as determined in accordance with accounting principles generally accepted in the United States (“GAAP”), we believe the following non-GAAP measure is useful in evaluating our business performance.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Other Financial Data:
Adjusted EBITDA(1)	$(34,117)	$(35,470)	$(9,201)	$(5,725)

(1)

This financial measure is not calculated in accordance with GAAP. See “Selected Financial Data—Non-GAAP financial measures” for information regarding our use of this non-GAAP financial measure and a reconciliation of such measure to its nearest comparable financial measure calculated and presented in accordance with GAAP.

	As of March 31, 2020
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$33,026
Working capital(3)	25,544
Total assets	82,048
Total liabilities	118,257
Convertible preferred stock	225,499
Total stockholders’ (deficit) equity	(261,708)

(1)

The pro forma consolidated balance sheet data give effect to: (i) the automatic conversion of all outstanding shares of preferred stock (excluding the shares of Series F preferred stock issuable upon conversion of the 2017 Convertible Term Loan and the exercise of the Purchase Right) into an aggregate of                shares of Series 1 common stock and                shares of Series 2 common stock immediately prior to the closing of this offering, (ii) the conversion of our 2017 Convertible Term Loan into Series F preferred stock, and the automatic conversion of such shares into                shares of Series 1 common stock immediately prior to the closing of this offering, (iii) the exercise of the Purchase Right at the option of the lenders under our 2017 Convertible Term Loan for the purchase of Series F preferred stock, and the automatic conversion of such shares into                shares of Series 1 common stock, immediately prior to the closing of this offering, (iv) the conversion of our 2020 Convertible Term Loan into            shares of Series 1

common stock, immediately prior to the closing of this offering, and (v) the payment in cash of the Series F Dividend immediately prior to the closing of this offering, which is expected to total $                 million as of the closing of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data give further effect to our issuance and sale of shares of Series 1 common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of Series 1 common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $                 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

Risk Factors

The following section discusses material risks and uncertainties that could adversely affect our business and financial condition. Investing in our Series 1 common stock involves substantial risks. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus, before deciding to invest in our Series 1 common stock. Additional risks and uncertainties that we are unaware of may also become important factors that adversely affect our business. The occurrence of any of the following risks, or additional risks that we are unaware of, could materially and adversely affect our business, strategies, prospects, financial condition, results of operations and cash flows. In such case, the market price of our Series 1 common stock could decline, and you could lose all or part of your investment.

Risks related to our business and industry

We have a history of operating losses, and we may not be able to generate sufficient revenue to achieve and sustain profitability.

We have not yet achieved profitability. We incurred net losses of $42.6 million and $4.0 million for the year ended December 31, 2019 and the three months ended March 31, 2020, respectively, as compared to $38.9 million and $10.5 million for the year ended December 31, 2018 and the three months ended March 31, 2019, respectively. As of March 31, 2020, we had an accumulated deficit of $280.7 million. While we have experienced significant revenue growth over recent periods, we may not be able to sustain or increase our growth or achieve profitability in the future. We intend to continue to invest in sales and marketing efforts, research and development, and expansion into new geographies. In addition, we expect to incur significant additional legal, accounting, and other expenses related to our being a public company as compared to when we were a private company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate faster than these increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed.

We have experienced strong growth in recent periods, and our recent growth rates may not be indicative of our future growth.

We have experienced strong growth in recent years. Our revenue was $112.1 million and $33.2 million for the year ended December 31, 2019 and the three months ended March 31, 2020, respectively, as compared to $91.9 million and $25.6 million for the year ended December 31, 2018 and the three months ended March 31, 2019, respectively. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. We believe our revenue growth depends on a number of factors, including:

•	our ability to attract new customers and retain and increase sales to existing customers;

•	our ability to maintain and expand our relationships with our partners;

•

our ability to, and the ability of our partners to, successfully implement our platform, increase our existing customers’ use of our platform, and provide our customers with excellent customer support;

•	our ability to increase the number of our partners;

•	our ability to develop our existing platform and introduce new functionality to our platform;

•	our ability to expand into new market segments and internationally; and

•	our ability to earn revenue share and customer referrals from our partner ecosystem.

We may not accomplish any of these objectives and, as a result, it is difficult for us to forecast our future revenue or revenue growth. If our assumptions are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior periods as any indication of our future revenue or revenue growth.

In addition, the catalyst for our revenue growth rate acceleration during the first quarter of 2020 was partner and service revenue, which increased 51.8% versus the same quarter in 2019. We may not be able to sustain such growth rates in the future.

Our future revenue and operating results will be harmed if we are unable to acquire new customers, retain existing customers, expand sales to our existing customers, or develop new functionality for our platform that achieves market acceptance.

To continue to grow our business, it is important that we continue to acquire new customers to purchase and use our platform. Our success in adding new customers depends on numerous factors, including our ability to: (1) offer a compelling ecommerce platform, (2) execute our sales and marketing strategy, (3) attract, effectively train and retain new sales, marketing, professional services, and support personnel in the markets we pursue, (4) develop or expand relationships with partners, payment providers, systems integrators, and resellers, (5) expand into new geographies and market segments, (6) efficiently onboard new customers on to our platform, and (7) provide additional paid services that complement the capabilities of our customers and their partners.

Our ability to increase revenue also depends in part on our ability to retain existing customers and to sell more functionality and adjacent services to our existing and new customers. Our customers have no obligation to renew their subscriptions for our solutions after the expiration of their initial subscription period. In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions with us on the same or more favorable terms to us. Our ability to increase sales to existing customers depends on several factors, including their experience with implementing and using our platform, their ability to integrate our platform with other technologies, and our pricing model.

Our ability to generate revenue may be inconsistent across SMB, mid-market, and large enterprise customers. If we experience limited or inconsistent growth in any of these customer sets, particularly our mid-market and large enterprise customers, our business, financial condition, and operating results could be adversely affected.

If we are unable to provide enhancements, new features, or keep pace with current technological developments, our business could be adversely affected. If our new functionality and services initiatives do not continue to achieve acceptance in the market, our competitive position may be impaired, and our potential to generate new revenue or to retain existing revenue could be diminished. The adverse effect on our financial results may be particularly acute because of the significant research, development, marketing, sales, and other expenses we will have incurred in connection with the new functionality and services.

We face intense competition, especially from well-established companies offering solutions and related applications. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.

The market for ecommerce solutions is evolving and highly competitive. We expect competition to increase in the future from established competitors and new market entrants. With the introduction of new technologies and the entry of new companies into the market, we expect competition to persist and intensify in the future. This could harm our ability to increase sales, maintain or increase renewals, and maintain our prices. We face intense competition from other software companies that may offer related ecommerce platform software solutions and services. Our competitors include larger companies that have acquired ecommerce platform solution providers in recent years. We also compete with custom software internally developed within ecommerce businesses. In addition, we face competition from niche companies that offer point products that attempt to address certain of the problems that our platform solves.

Merger and acquisition activity in the technology industry could increase the likelihood that we compete with other large technology companies. Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages such as greater name recognition, longer operating histories, larger sales and marketing budgets and resources, greater customer support resources, lower labor and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources.

Some of our larger competitors also have substantially broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation. New start-up companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with our platform. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers in complementary categories, or other parties. Furthermore, ecommerce on large marketplaces, such as Amazon, could increase as a percentage of all ecommerce activity, thereby reducing customer traffic to individual merchant websites. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, a loss of market share, or a smaller addressable share of the market. It could also result in a competitor with greater financial, technical, marketing, service, and other resources, all of which could harm our ability to compete.

Some of our larger competitors use broader product offerings to compete, including by selling at zero or negative margins, by bundling their product, or by closing access to their technology platforms. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Furthermore, potential customers may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our platform. These competitive pressures in our market, or our failure to compete effectively, may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm our business, results of operations, and financial condition.

The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the COVID-19 pandemic, including stay-at-home, business closure, and other restrictive orders, and the resulting changes in consumer behaviors, have disrupted our normal operations and impacted our employees, suppliers, partners, and customers. We expect these disruptions and impacts to continue. In response to the COVID-19 pandemic, we have taken a number of actions that have impacted and continue to impact our business, including transitioning employees across all our offices (including our corporate headquarters) to remote work-from-home arrangements and imposing travel and related restrictions. While we believe these actions were reasonable and necessary as a result of the COVID-19 pandemic, they were disruptive to our business and could adversely impact our results of operations. Given the continued spread of COVID-19 and the resultant personal, economic, and governmental reactions, we may have to take additional actions in the future that could harm our business, financial condition, and results of operations. While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce has not historically been fully remote. Prior to the COVID-19 pandemic, certain of our employees traveled frequently to establish and maintain relationships with one another and with our customers, partners, and investors. We continue to monitor the situation and may adjust our current policies as more information and guidance become available. Suspending travel and doing business in-person on a long-term basis could negatively impact our marketing efforts, our ability to enter into customer contracts in a timely manner, our international expansion efforts and our ability to recruit employees across the organization. These changes could negatively impact our sales and marketing in particular, which could have longer-term effects on our sales pipeline, or create operational or other challenges as our workforce remains predominantly remote, any of which could harm our business. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce.

The degree to which COVID-19 will affect our business and results of operations will depend on future developments that are highly uncertain and cannot currently be predicted. These development include but are not limited to the duration, extent, and severity of the COVID-19 pandemic, actions taken to contain the COVID-19 pandemic, the impact of the COVID-19 pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, suppliers, partners, and customers. The COVID-19 pandemic and related restrictions could limit our customers’ ability to continue to operate (limiting their abilities to obtain inventory, generate sales, or make timely payments to us). It could disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is not available. It could cause delays or disruptions in services provided by key suppliers and vendors, increase vulnerability of us and our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable effects.

The COVID-19 pandemic also has caused heightened uncertainty in the global economy. If economic conditions further deteriorate, consumers may not have the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers and our results of operations. Uncertainty from the pandemic may cause prospective or existing customers to defer investment in ecommerce. Our SMB customers may be more susceptible to general economic conditions than larger businesses, which may have greater liquidity and access to capital. Uncertain and adverse economic conditions also may lead to increased refunds and chargebacks. Since the impact of COVID-19 is ongoing, the effect of the COVID-19 pandemic and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of our Series 1 common stock.

Further, to the extent there is a sustained general economic downturn and our software is perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our subscription offerings and related services. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations, and financial condition could be materially and adversely affected.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs or preferences, our platform may become less competitive.

The software industry is subject to rapid technological change, evolving industry standards and practices, and changing customer needs and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop and sell new technology, features, and functionality for our platform that satisfy our customers and that keep pace with rapid technological and industry change, our revenue and operating results could be adversely affected. If new technologies emerge that deliver competitive solutions at lower prices, more efficiently, more conveniently, or more securely, it could adversely impact our ability to compete.

Our platform must also integrate with a variety of network, hardware, mobile, and software platforms and technologies. We need to continuously modify and enhance our platform to adapt to changes and innovation in these technologies. If businesses widely adopt new ecommerce technologies, we would have to develop new functionality for our platform to work with those new technologies. This development effort may require significant engineering, marketing and sales resources, all of which would affect our business and operating results. Any failure of our platform to operate effectively with future technologies could reduce the demand for our platform. If we are unable to respond to these changes in a cost-effective manner, our platform may become less marketable and less competitive or obsolete, and our operating results may be negatively affected.

Our success depends in part on our partner-centric strategy. Our business would be harmed if we fail to maintain or expand partner relationships.

Strategic technology partners are essential to our open strategy. A significant percentage of our customers choose to integrate our ecommerce platform with third-party application providers using our open APIs and software development kits. The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including marketplaces and social media sites. We are dependent on strategic technology partner solutions for major ecommerce categories, including payments, shipping, tax, accounting, ERP, marketing, fulfillment, cross-channel commerce, and POS. We will continue to depend on various third-party relationships to sustain and grow our business. Third-party application providers’ sites may change the features of their applications and platforms or alter their governing terms. They may restrict our ability to add, customize or integrate systems, functionality and shopper experiences. Such changes could limit or terminate our ability to use these third-party applications and platforms and provide our customers a highly extensible and customizable experience. This could negatively impact our offerings and harm our business. Marketplaces or social networks that have allow limited integration into their platforms, such as Amazon, eBay, Facebook and Instagram, may discontinue our access or allow other platforms to integrate or integrate more easily. This would increase competition for ecommerce platforms across their solutions. Our business will be negatively impacted if we fail to retain these relationships for any reason, including due to third parties’ failure to support or secure their technology or our integrations; errors, bugs, or defects in their technology; or changes in our platform. Any such failure could harm our relationship with our customers, our reputation and brand, our revenue, our business, and our results of operations.

Strategic technology partners and third parties may not be successful in building integrations, co-marketing our platform to provide a significant volume and quality of lead referrals, or continuing to work with us as their products evolve. Identifying, negotiating and documenting relationships with additional strategic technology partners requires significant resources. Integrating third-party technology can be complex, costly and time-consuming. Third parties may be unwilling to build integrations. We may be required to devote additional resources to develop integrations for business applications on our own. Providers of business applications with which we have integrations may decide to compete with us or enter into arrangements with our competitors, resulting in such providers withdrawing support for our integrations. Any failure of our platform to operate effectively with business applications could reduce the demand for our platform, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to these changes or failures in a cost-effective manner, our platform may become less marketable, less competitive, or obsolete, and our results of operations may be negatively impacted.

We have strategic technology partnerships with third parties that pay us a revenue share on their gross sales to our joint customers and/or collaborate to co-sell and co-market BigCommerce to new customers. Certain of those strategic technology partners generate significant revenue for us, including PayPal, Google, and Stripe. While our contracts with strategic technology partners generally limit the ability of such partners to terminate the contract for convenience on short notice, certain of our strategic technology partners have termination for convenience clauses in their contracts with us. If our relationships with our strategic technology partners are disrupted, we may receive less revenue and incur costs to form other revenue-generating strategic technology partnerships. If our strategic technology partners were to be acquired by a competitor or were to acquire a competitor, it could compromise these relationships. This could harm our relationship with our customers, our reputation and brand, and our business and results of operations.

We are unable to track revenue-sharing on a real-time basis for some strategic technology partners, which can lead to delays and inaccuracies in reporting in accounting and revenue. In the past we have had, and could have in the future, disagreements with certain of our strategic technology partners on the amount of revenue share we are owed. Our forecasts for revenue-sharing arrangements and collaborations may be inaccurate. If we fail to accurately forecast the amount of revenue generated from our strategic technology partner relationships, our business and results of operations may be negatively impacted.

We leverage the sales and referral resources of agency and referral partners through a variety of programs. If we are unable to effectively utilize, maintain and expand these relationships, our revenue growth would slow, we would need to devote additional resources to the development, sales, and marketing of our platform, and our financial results and future growth prospects would be harmed. Our referral partners may demand greater referral fees or commissions.

We have a limited operating history, which makes it difficult to forecast our future results of operations.

We launched in 2009 and in 2015 expanded our strategic focus to include mid-market and large enterprise customers. We have a limited operating history and limited time implementing our strategic focus on the mid-market and large enterprise segments. As a result, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. The market for our ecommerce platform is relatively new and evolving, which makes our business and future prospects difficult to evaluate. It is difficult to predict customer demand for our platform, customer retention and expansion rates, the size and growth rate of the market, the entry of competitive products, or the success of existing competitive products. Our historical revenue growth should not be considered indicative of our future performance. In future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our services, increasing competition, changing technology, decreasing growth of our market, or our failure, for any reason, to take advantage of growth opportunities. We will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks, uncertainties, or future revenue growth are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The market for ecommerce solutions is relatively new and will experience changes over time. Ecommerce market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including businesses’ desire to differentiate themselves through ecommerce, partnership opportunities, changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, and changes in economic conditions. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate and our ability to produce accurate estimates and forecasts may be impacted by the economic uncertainty associated with the COVID-19 pandemic.

Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We may continue to experience rapid growth and organizational change, which may continue to place significant demands on our management and our operational and financial resources. We have also experienced growth in the number of customers, the amount of transactions we process, and the amount of data that our hosting infrastructure supports. Our success will depend in part on our ability to manage this growth effectively. We will require significant capital expenditures and valuable management resources to grow without undermining our culture of innovation, teamwork, and attention to customer success, which has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves our corporate culture, it could negatively affect our reputation and ability to retain and attract customers and employees.

We intend to expand our international operations in the future. Our expansion will continue to place a significant strain on our managerial, administrative, financial, and other resources. If we are unable to manage our growth successfully, our business and results of operations could suffer.

It is important that we maintain a high level of customer service and satisfaction as we expand our business. As our customer base continues to grow, we will need to expand our account management, customer service, and other personnel. Failure to manage growth could result in difficulty or delays in launching our platform, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties. Any of these could adversely impact our business performance and results of operations.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform. If we are not able to generate traffic to our website through digital marketing our ability to attract new customers may be impaired.

Our ability to increase our customer base and achieve broader market acceptance of our ecommerce platform will depend on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force and strategic partners, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs, including search engine and other online advertising. The effectiveness of our online advertising may continue to vary due to competition for key search terms, changes in search engine use, and changes in search algorithms used by major search engines and other digital marketing platforms. Our business and operating results will be harmed if our sales and marketing efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

If the cost of marketing our platform over search engines or other digital marketing platforms increases, our business and operating results could be adversely affected. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website.

Furthermore, search engines and digital marketing platforms may change their advertising policies from time to time. If these policies delay or prevent us from advertising through these channels, it could result in reduced traffic to our website and subscriptions to our platform. New search engines and other digital marketing platforms may develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and digital marketing platforms. If we are not able to achieve prominence through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms and our business and operating results could be adversely affected.

To the extent our security measures are compromised, our platform may be perceived as not being secure. This may result in customers curtailing or ceasing their use of our platform, our reputation being harmed, our incurring significant liabilities, and adverse effects on our results of operations and growth prospects.

Our operations involve the storage and transmission of customer and shopper data or information. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services are expected to continue to be targeted. Threats include traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse and denial-of-service attacks. Sophisticated nation-states and nation-state supported actors now engage in such attacks, including advanced persistent threat intrusions. Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If our security measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials, or otherwise, our reputation could be damaged, our business may be harmed, and we could incur significant liability. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to compromise our systems because they change frequently and are generally not detected until after an incident has occurred. As we rely on third-party and public-cloud infrastructure, we will depend in part on third-party security measures to protect against unauthorized access, cyberattacks, and the mishandling of customer data. A cybersecurity event could have significant costs, including regulatory enforcement actions, litigation, litigation indemnity obligations, remediation costs, network downtime, increases in insurance premiums, and reputational damage. Many companies that provide cloud-based services have reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic.

We depend on third-party data hosting and transmission services. Increases in cost, interruptions in service, latency, or poor service from our third-party data center providers could impair the delivery of our platform. This could result in customer or shopper dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue.

We currently serve the majority of our platform functions from third-party data center hosting facilities operated by Google Cloud Platform, located in Iowa. We serve ancillary functions for our customers from third-party data center hosting facilities operated by Amazon Web Services, located in Virginia. Our platform is deployed to multiple data centers within these geographies, with additional geographies available for disaster recovery. Our operations depend, in part, on our third-party providers’ protection of these facilities from natural disasters, power or telecommunications failures, criminal acts, or similar events (such as the COVID-19 pandemic). If any third-party facility’s arrangement is terminated, or its service lapses, we could experience interruptions in our platform, latency, as well as delays and additional expenses in arranging new facilities and services.

A significant portion of our operating cost is from our third-party data hosting and transmission services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation or otherwise, we may not be able to increase the fees for our ecommerce platform or professional services to cover the changes. As a result, our operating results may be significantly worse than forecasted. Our servers may be unable to achieve or maintain data transmission capacity sufficient for timely service of increased traffic or order processing. Our failure to achieve or maintain sufficient and performant data transmission capacity could significantly reduce demand for our platform.

Our customers often draw many shoppers over short periods of time, including from new product releases, holiday shopping seasons and flash sales. These events significantly increase the traffic on our servers and the volume of transactions processed on our platform. Despite precautions taken at our data centers, spikes in usage volume, or a natural disaster, an act of terrorism, vandalism or sabotage, closure of a facility without adequate notice, or other unanticipated problems (such as the COVID-19 pandemic) could result in lengthy interruptions or performance degradation of our platform. Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our platform. Even with current and planned disaster recovery arrangements, our business could be harmed. If we experience damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability, cause us to issue credits, or cause customers to terminate their subscriptions, any of which could materially adversely affect our business.

If there are interruptions or performance problems associated with our technology or infrastructure, our existing customers may experience service outages, and our new customers may experience delays in using our platform.

Our continued growth depends, in part, on the ability of our existing and potential customers to access our platform 24 hours a day, seven days a week, without interruption or performance degradation. We have experienced and may, in the future, experience disruptions, data loss, outages, and other performance problems with our infrastructure. These can be due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, or other security-related incidents, any of which may be recurring. As we continue to add customers, expand geographically, and enhance our platform’s functionality, the additional scale may increase complexity and our average uptime for future periods may decrease. We may not be able to identify the cause or causes of these performance problems promptly. If our platform is unavailable or if our customers are unable to access our platform within a reasonable amount of time, our business would be harmed. Any outage on our platform would impair the ability of our customers to engage in ecommerce, which would negatively impact our brand, reputation and customer satisfaction. We provide service credits to our customers for downtime they experience using our platform. Any downtime or malfunction could require us to issue a significant amount of service credits to customers. At times, we issue service credits to customers that we are not able to identify as having been affected by an incident. Issuing a significant amount of service credits would negatively impact our financial position. We depend on services from various third parties to maintain our infrastructure and any disruptions to these services, including from causes outside our control, would significantly impact our platform. In the future, these services may not be available to us on commercially reasonable terms, or at all. Loss of any of these services could decrease our platform’s functionality until we develop equivalent technology or, if equivalent technology is available from another party, we identify, obtain, and integrate it into our infrastructure. If we do not accurately predict our infrastructure capacity requirements, our customers could experience service shortfalls. We may also be unable to address capacity constraints, upgrade our systems, and develop our technology and network architecture to accommodate actual and anticipated technology changes.

Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to grow our customer base, subject us to financial liabilities under our SLAs, and otherwise harm our business, results of operations, and financial condition.

We anticipate that our operations will continue to increase in complexity as we grow, which will create management challenges.

Our business has experienced strong growth and is complex. We expect this growth to continue and for our operations to become increasingly complex. To manage this growth, we continue to make substantial investments to improve our operational, financial, and management controls as well as our reporting systems and procedures. We may not be able to implement and scale improvements to our systems and processes in a timely or efficient manner or in a manner that does not negatively affect our operating results. For example, we may not be able to effectively monitor certain extraordinary contract requirements or individually negotiated provisions as the number of transactions continues to grow. Our systems and processes may not prevent or detect all errors, omissions, or fraud. We may have difficulty managing improvements to our systems, processes and controls or in connection with third-party software. This could impair our ability to provide our platform to our customers, causing us to lose customers, limiting our platform to less significant updates, or increasing our technical support costs. If we are unable to manage this complexity, our business, operations, operating results and financial condition may suffer.

As our customer base continues to grow, we will need to expand our services and other personnel, and maintain and enhance our partnerships, to provide a high level of customer service. Extended stay-at-home, business closure, and other restrictive orders may impact our ability to identify, hire, and train new personnel. We also will need to manage our sales processes as our sales personnel and partner network continue to grow and become more complex, and as we continue to expand into new geographies and market segments. If we do not effectively manage this increasing complexity, the quality of our platform and customer service could suffer, and we may not be able to adequately address competitive challenges. These factors could impair our ability to attract and retain customers and expand our customers’ use of our platform.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers. We rely on our leadership team for research and development, marketing, sales, services, and general and administrative functions, and on mission-critical individual contributors. From time to time, our executive management team may change from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees (including any limitation on the performance of their duties or short term or long term absences as a result of COVID-19) could have a serious adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for experienced software engineers and senior sales executives. If we are unable to attract such personnel in cities where we are located, we may need to hire in other locations, which may add to the complexity and costs of our business operations. We expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Extended stay-at-home, business closure, and other restrictive orders may impact our ability to identify, hire, and train new personnel. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or BigCommerce have breached legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

If we are unable to maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we grow and develop the infrastructure of a public company, our operations may become increasingly complex. We may find it difficult to maintain these important aspects of our corporate culture. If we are required to maintain work-from-home arrangements for a significant period of time, it may impact our ability to preserve our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel, and to effectively focus on and pursue our corporate objectives.

We may need to reduce or change our pricing model to remain competitive.

We price our subscriptions based on a combination of GMV order volume, and feature functionality. We expect that we may need to change our pricing from time to time. As new or existing competitors introduce products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers. We also must determine the appropriate price to enable us to compete effectively internationally. Mid-market and large enterprise customers may demand substantial price discounts as part of the negotiation of sales contracts. As a result, we may be required or choose to reduce our prices or otherwise change our pricing model, which could adversely affect our business, operating results, and financial condition.

Our sales cycle with mid-market and large enterprise customers can be long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales with our mid-market and large enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. Mid-market and large enterprise customers, particularly those in highly regulated industries and those requiring customized applications, may have a lengthy sales cycle for the evaluation and implementation of our platform. If these customers maintain work-from-home arrangements for a significant period of time, it may cause a lengthening of these sales cycles. This may cause a delay between increasing operating expenses for such sales efforts and, upon successful sales, the generation of corresponding revenue. We are often required to spend significant time and resources to better educate our potential mid-market and large enterprise customers and familiarize them with the platform. The length of our sales cycle for these customers, from initial evaluation to contract execution, is generally three to six months but can vary substantially. On occasion, some customers will negotiate their contracts to include a trial period, delayed payment or a number of months on a promotional basis.

As the purchase and launch of our platform can be dependent upon customer initiatives, infrequently, our sales cycle can extend to up to twelve months. As a result, much of our revenue is generated from the recognition of contract liabilities from contracts entered into during previous periods. Customers often view a subscription to our ecommerce platform and services as a strategic decision with significant investment. As a result, customers frequently require considerable time to evaluate, test, and qualify our platform prior to entering into or expanding a subscription. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

•	the effectiveness of our sales force as we hire and train our new salespeople to sell to mid-market and large enterprise customers;

•	the discretionary nature of purchasing and budget cycles and decisions;

•	the obstacles placed by customers’ procurement process;

•	economic conditions and other factors impacting customer budgets;

•	customers’ integration complexity;

•	customers’ familiarity with SaaS ecommerce solutions;

•	customers’ evaluation of competing products during the purchasing process; and

•	evolving customer demands.

Given these factors, it is difficult to predict whether and when a sale will be completed, and when revenue from a sale will be recognized. Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in a given period may not significantly reduce our revenue for that period but could negatively affect our revenue in future periods.

If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe maintaining and growing the BigCommerce brand is important to supporting continued acceptance of our existing and future solutions, attracting new customers to our platform, and retaining existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and solutions, and our ability to successfully differentiate our platform. Additionally, our partners’ performance may affect our brand and reputation if customers do not have a positive experience. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to realize a sufficient return on our brand-building efforts, and our business could suffer.

If we fail to offer high quality support, our business and reputation could suffer.

Our customers rely on our personnel for support related to our subscription and customer solutions. High-quality support is important for the renewal and expansion of our agreements with existing customers. The importance of high-quality support will increase as we expand our business and pursue new customers, particularly mid-market and large enterprise customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new software to existing and new customers could suffer and our reputation with existing or potential customers could be harmed.

We store personal information of our customers and their shoppers. If the security of this information is compromised or is otherwise accessed without authorization, our reputation may be harmed and we may be exposed to liability and loss of business.

We transmit or store personal information, credit card information and other confidential information of our partners, our customers, and their shoppers. Third-party applications available on our platform and mobile applications may also store personal information, credit card information, and other confidential information. We do not proactively monitor the content that our customers upload or the information provided to us through the applications integrated with our ecommerce platform; therefore, we do not control the substance of the content on our servers, which may include personal information.

We use third-party service providers and subprocessors to help us deliver services to customers and their shoppers. These service providers and subprocessors may store personal information, credit card information and/or other confidential information. Such information may be the target of unauthorized access or subject to security breaches as a result of third-party action, employee error, malfeasance or otherwise. Many companies that provide these services have reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic. Any of these could (a) result in the loss of information, litigation, indemnity obligations, damage to our reputation and other liability, or (b) have a material adverse effect on our business, financial condition, and results of operations.

Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Even if such a data breach did not arise out of our action or inaction, or if it were to affect one or more of our competitors or our customers’ competitors, rather than us, the resulting concern could negatively affect our customers and our business. Concerns regarding data privacy and security may cause some of our customers to stop using our platform and fail to renew their subscriptions. In addition, failures to meet our customers’ or shoppers’ expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain customers, attract new customers, and grow our business.

Our failure to comply with legal or contractual requirements around the security of personal information could lead to significant fines and penalties, as well as claims by our customers, their shoppers, or other stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our platform.

If our security measures fail to protect credit card information adequately, we could be liable to our partners, the payment card associations, our customers, their shoppers and consumers with whom we have a direct relationship. We could be subject to fines and higher transaction fees, we could face regulatory or other legal action, and our customers could end their relationships with us. The limitations of liability in our contracts may not be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

Our insurance coverage, including coverage for errors and omissions, may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims. Our insurers could deny coverage as to any future claim. The successful assertion of one or more large claims against us, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, and results of operations.

We are also subject to federal, state, and foreign laws regarding cybersecurity and the protection of data. Many jurisdictions have enacted laws requiring companies to notify individuals of security breaches involving certain types of personal information. Our agreements with certain customers and partners require us to notify them of certain security incidents. Some jurisdictions and customers require us to safeguard personal information or confidential information using specific measures. If we fail to observe these requirements, our business, operating results, and financial condition could be adversely affected.

Evolving global internet laws, regulations and standards, privacy regulations, cross-border data transfer restrictions, and data localization requirements may limit the use and adoption of our services, expose us to liability, or otherwise adversely affect our business.

Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting the use of the internet as a commercial medium. These laws and regulations could impact taxation, internet neutrality, tariffs, content, copyrights, distribution, electronic contracts and other communications, consumer protection, and the characteristics and quality of services. Legislators and regulators may make legal and regulatory changes, or apply existing laws, in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. These laws and regulations and resulting increased costs could materially harm our business, results of operations, and financial condition.

Laws and regulations governing data privacy are constantly evolving. Many of these laws and regulations, including the European Union’s GDPR and the California Consumer Protection Act (the “CCPA”), contain detailed requirements regarding collecting and processing personal information, restrict the use and storage of such information, and govern the effectiveness of consumer consent. They could restrict our ability to store and process personal data (in particular, our ability to use certain data for purposes such as risk or fraud avoidance, marketing or advertising), to control our costs by using certain vendors or service providers, and to offer certain services in certain jurisdictions. Further, the CCPA requires covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches. Such laws could restrict our customers’ ability to run their businesses; for example, by limiting their ability to effectively market to interested shoppers. This could reduce our revenue and the general demand for our services.

Such laws and regulations are often inconsistent and may be subject to amendment or re-interpretation, which may cause us to incur significant costs and expend significant effort to ensure compliance. Our response to these requirements globally may not meet the expectations of individual customers, their shoppers, or other stakeholders, which could reduce the demand for our services. Some customers or other service providers may respond to these evolving laws and regulations by asking us to make certain privacy or data-related contractual commitments that we are unable or unwilling to make. This could lead to the loss of current or prospective customers or other business relationships.

Certain laws and regulations, like the GDPR, also include restrictions on the transfer of personal information across national borders. Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with such laws even in jurisdictions where we have no local entity, employees or infrastructure. Some of these laws include strict localization provisions that require certain data to be stored within a particular region or jurisdiction. We rely on a globally distributed infrastructure in order to be able to provide our services efficiently, and consequently may not be able to meet the expectations of customers who are located in or otherwise subject to such localization requirements, which may reduce the demand for our services.

Our failure to comply with these and additional laws or regulations could expose us to significant fines and penalties imposed by regulators, as well as legal claims by our customers, or their shoppers, or other relevant stakeholders. Similarly, many of these laws require us to maintain an online privacy policy and terms of service that disclose our practices regarding the collection, processing, and disclosure of personal information. If these disclosures contain any information that a court or regulator finds to be inaccurate or inadequate, we could also be exposed to legal or regulatory liability. Any such proceedings or violations could force us to spend money in defense or settlement, result in the imposition of monetary liability or demanding injunctive relief, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation.

Mobile devices are increasingly being used to conduct commerce, and if our platform does not operate as effectively when accessed through these devices, our customers and their shoppers may not be satisfied with our services, which could harm our business.

Ecommerce transacted over mobile devices continues to grow more rapidly than desktop transactions. We are dependent on the interoperability of our platform with third-party mobile devices and mobile operating systems as well as web browsers that are out of our control. Changes in such devices, systems, or web browsers that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect usage of our platform. Mobile ecommerce is a key element in our strategy and effective mobile functionality is integral to our long-term development and growth strategy. If our customers and their shoppers have difficulty accessing and using our platform on mobile devices, our business and operating results could be adversely affected.

Activities of customers, their shoppers, and our partners could damage our brand, subject us to liability and harm our business and financial results.

Our terms of service prohibit our customers from using our platform to engage in illegal activities and our terms of service permit us to take down a customer’s shop if we become aware of illegal use. Customers may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject us to liability. Our partners may engage in prohibited or illegal activities, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of customers or partners that are deemed to be hostile, offensive, inappropriate, or illegal. We do not proactively monitor or review the appropriateness of the content of our customers’ stores or our partners’ activities. Our safeguards may not be sufficient for us to avoid liability or avoid harm to our brand. Hostile, offensive, inappropriate, or illegal use could adversely affect our business and financial results.

In many jurisdictions, laws relating to the liability of providers of online services for activities of their shoppers and other third parties are being tested by actions based on defamation, invasion of privacy, unfair competition, copyright and trademark infringement, and other theories. Any court ruling or other governmental regulation or action that imposes liability on customers of online services in connection with the activities of their shoppers could harm our business. We could also be subject to liability under applicable law, which may not be fully mitigated by our terms of service. Any liability attributed to us could adversely affect our brand, reputation, ability to expand our subscriber base, and financial results.

Unfavorable conditions in our industry or the global economy, or reductions in IT spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for our platform. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the global economy or individual markets, including changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, Europe, Australia, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including spending on IT and negatively affect our business. In particular, given our investment in our development capabilities in Ukraine, political turmoil, warfare, or terrorist attacks in Ukraine could negatively affect our business.

To the extent our platform is perceived by customers and potential customers as costly, or too difficult to launch or migrate to, it would negatively affect our growth. Our revenue may be disproportionately affected by delays or reductions in general IT spending. Competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, consolidation in certain industries may result in reduced overall spending on our platform. We cannot predict the timing, strength, or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be adversely affected.

Natural catastrophic events and man-made problems such as power disruptions, computer viruses, global pandemics, data security breaches and terrorism may disrupt our business.

We rely heavily on our network infrastructure and IT systems for our business operations. An online attack, earthquake, fire, terrorist attack, power loss, global pandemics (such as the COVID-19 pandemic), telecommunications failure, or other similar catastrophic event could cause system interruptions, delays in accessing our service, reputational harm, and loss of critical data. Such events could prevent us from providing our platform to our customers. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure or IT systems, including any errors, defects, or failures in third-party hardware, could affect our ability to conduct normal business operations, and adversely affect our operating results.

In addition, as computer malware, viruses, computer hacking, fraudulent use attempts, and phishing attacks have become more prevalent, we face increased risk from these activities. These activities threaten the performance, reliability, security, and availability of our platform. Any computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks, or other data security breaches to our systems could, among other things, harm our reputation and our ability to retain existing customers and attract new customers. Many companies that provide cloud-based services have reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic.

We could incur substantial costs in protecting or defending our proprietary rights. Failure to adequately protect our rights could impair our competitive position. We could lose valuable assets, experience reduced revenue, and incur costly litigation.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of trade secret laws, contractual provisions, trademarks, service marks, copyrights, and patents in an effort to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. While we have been issued a patent in the United States and have an additional patent application pending, we may be unable to obtain patent protection for the technology covered in our patent application. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection. The approach we select may ultimately prove to be inadequate.

Our patent or patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. Others may independently develop similar products, duplicate any of our solutions or design around our patents, or adopt similar or identical brands for competing platforms. Legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions restricting unauthorized use, copying, transfer, and disclosure of our intellectual property may be unenforceable under the laws of jurisdictions outside the United States.

To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information may increase. Moreover, effective trademark, copyright, patent, and trade secret protection may not be available or commercially feasible in every country in which we conduct business. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing. Changes in the law could make it harder for us to enforce our rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants. We enter into confidentiality agreements with strategic and business partners. These agreements may not be effective in controlling access to and distribution of our proprietary information. These agreements do not prevent our competitors or partners from independently developing technologies that are equivalent or superior to our platform.

We may be required to spend significant resources to monitor, protect, and enforce our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management. Such litigation could result in the impairment or loss of portions of our intellectual property. Enforcement of our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly. An adverse determination could risk the issuance or cancellation of pending patent and trademark filings. Because of the substantial discovery required in connection with intellectual property litigation, our confidential or sensitive information could be compromised by disclosure in litigation. Litigation could result in public disclosure of results of hearings, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Series 1 common stock.

Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new functionality to our platform, result in the substitution of inferior or more costly technologies into our platform, or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results, and financial condition could be adversely affected.

We have been, and may in the future be, subject to legal proceedings and litigation, including intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. These lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. Our future success depends in part on not infringing the intellectual property rights of others.

Many software companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our patent may therefore provide little or no deterrence. We have and may in the future need to enter into settlement agreements that require us to pay settlement fees and that encumber a portion of our intellectual property. Any claims or litigation could cause us to incur significant expenses and, whether or not successfully asserted against us, could require that we pay substantial damages, ongoing royalty or license payments, require us to re-engineer all or a portion of our platform, or require that we comply with other unfavorable terms. If a third party is able to obtain an injunction preventing us from accessing third-party intellectual property rights, or if we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software or cease business activities covered by such intellectual property. It could prevent us from competing effectively.

We may be contractually obligated to indemnify our customers for infringement of a third party’s intellectual property rights. Responding to such claims regardless of their merit, can be time-consuming, costly to defend in litigation, and damage our reputation and brand. We also may be required to redesign our platform, delay releases, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our platform. Requiring us to change one or more aspects of the way we deliver our platform may harm our business.

Although we carry general liability insurance and other insurance, our insurance may not cover potential claims of this type. Our insurance may not be adequate to cover us for all liability that may be imposed. We may not be able to maintain our insurance coverage. We cannot predict the outcome of lawsuits, and cannot assure you that the results of any of these actions will not have an adverse effect on our business, operating results or financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection, and other losses.

Some of our agreements with customers and other third parties include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages to property or persons, or other liabilities relating to or arising from our platform, services or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them and we may be required to cease use of certain functions of our platform or services as a result of any such claims. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer, other existing customers, and new customers. Such a dispute could harm our business and results of operations.

We rely on third-party proprietary and open source software for our platform. Our inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors or failures caused by such software could adversely affect our business, results of operations and financial condition.

Some of our offerings include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these applications or to seek new licenses for existing or new applications. Necessary licenses may not be available on acceptable terms or under open source licenses permitting redistribution in commercial offerings, if at all. Our inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could result in delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our platform. It may have a material adverse effect on our business, results of operations and financial condition. Third parties may allege that additional licenses are required for our use of their software or intellectual property. We may be unable to obtain such licenses on commercially reasonable terms or at all. The inclusion in our offerings of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to differentiate our offerings from those of our competitors. To the extent that our platform depends upon the successful operation of third-party software, any undetected errors or defects in such third-party software could impair the functionality of our platform, delay new feature introductions, result in a failure of our platform, and injure our reputation.

Our use of open source software could subject us to possible litigation or cause us to subject our platform to unwanted open source license conditions that could negatively impact our sales.

A significant portion of our platform incorporates open source software, and we expect to incorporate open source software into other offerings or solutions in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Little legal precedent governs the interpretation of these licenses; therefore, the potential impact of these terms on our business is unknown and may result in unanticipated obligations regarding our technologies. If a distributor of open source software were to allege that we had not complied with its license, we could be required to incur significant legal expenses. If we combine our proprietary software with open source software or utilize open source software in a certain manner, under some open source licenses, we could be in breach of the license if we did not release the source code of our proprietary software. Releasing our source code could substantially help our competitors develop products that are similar to or better than ours.

If our platform fails to perform properly, and if we fail to develop enhancements to resolve performance issues, we could lose customers, become subject to performance or warranty claims, or incur significant costs.

Our operations are dependent upon our ability to prevent system interruption. The applications underlying our platform are inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. Defects, errors, disruptions in service, cyber-attacks, or other performance problems with our software, whether in connection with the day-to-day operation, upgrades or otherwise, could result in: loss of customers; lost or delayed market acceptance and sales of our platform; delays in payment to us by customers; injury to our reputation and brand; legal claims, including warranty and service claims, against us; diversion of our resources, including through increased service and warranty expenses or financial concessions; and increased insurance costs.

We have found defects in our platform and may discover additional defects in the future that could result in data unavailability, unauthorized access to, loss, corruption, or other harm to our customers’ data. We may not be able to detect and correct defects or errors before release. Consequently, we or our customers may discover defects or errors after our platform has been employed. We implement bug fixes and upgrades as part of our regularly scheduled system maintenance. If we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, customers could terminate their contracts, or delay or withhold payment to us, or cause us to issue credits, make refunds, or pay penalties. The costs incurred or delays resulting from the correction of defects or errors in our software or other performance problems may be substantial and could adversely affect our operating results.

Payment transactions on our ecommerce platform subject us to regulatory requirements, additional fees, and other risks that could be costly and difficult to comply with or that could harm our business.

We are required by our payment processors to comply with payment card network operating rules and we have agreed to reimburse our payment processors for any fees or fines they are assessed by payment card networks as a result of any rule violations by us or our customers. The payment card networks set and interpret the card rules. We face the risk that one or more payment card networks or other processors may, at any time, assess penalties against us, against our customers, or terminate our ability to accept credit card payments or other forms of online payments from shoppers. This would have an adverse effect on our business, financial condition, and operating results.

If we fail to comply with the payment card network rules, including the Payment Card Industry Data Security Standard (“PCI-DSS”) and those of each of the credit card brands, we would breach our contractual obligations to our payment processors, financial institutions, partners, and customers. Such a failure may subject us to fines, penalties, damages, higher transaction fees, and civil liability. It could prevent us from processing or accepting payment cards or lead to a loss of payment processor partners, even if customer or shopper information has not been compromised.

We provide our ecommerce platform to businesses in highly-regulated industries, which subjects us to a number of challenges and risks.

We provide our ecommerce platform to customers in highly regulated industries such as pharmaceuticals, insurance, healthcare and life sciences, and we may have customers in other highly-regulated industries in the future. Providing our ecommerce platform to such entities subjects us to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Customers in highly-regulated industries may demand shorter subscription periods or other contract terms that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our offerings than would be standard. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners due to a default or for other reasons. Any such termination may adversely affect our reputation, business, results of operations and financial condition. Additionally, due to the heightened regulatory environment in which they operate, potential customers in these industries may encounter additional difficulties when trying to move away from legacy ecommerce platforms to an open SaaS platform like the one we provide.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, we had accumulated federal and state net operating loss (“NOL”) carryforwards of $118.2 million and $37.3 million, respectively. The federal and state NOL carryforwards each will begin to expire in 2036. Certain of the federal losses have no expiration. As of December 31, 2019, we also had total foreign NOL carryforwards of $6.9 million, which do not expire under local law. In general, under Section 382 of the United States Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. If we undergo an ownership change in connection with this offering, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. Furthermore, our losses in Australia are subject to the change of ownership test rules in that jurisdiction that when applied may limit our ability to fully utilize our Australian NOLs. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we were to achieve profitability.

The Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017 and significantly reformed the Code. The TCJA, among other things, generally eliminates the ability to carry back any NOLs to prior taxable years, while allowing post-2017 unused NOLs to be carried forward indefinitely. Recently enacted legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), temporarily reverses the limitations imposed by the TCJA by permitting a corporation to offset without limitation its taxable income in 2019 or 2020 with NOL carryforwards generated in prior years. In addition, under the TCJA, as modified by the CARES Act, the amount of NOLs that we are permitted to deduct in any taxable year beginning after December 31, 2020, is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. It is uncertain if and to what extent various states will conform to the TCJA or the CARES Act. The changes in the carryforward/carryback periods as well as the limitation on use of NOLs in the taxable years beginning after December 31, 2020 may affect our ability to fully utilize our available NOLs.

We may be subject to additional obligations to collect and remit sales tax and other taxes. We may be subject to tax liability for past sales, which could harm our business.

State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added, and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our ecommerce platform in various jurisdictions is unclear. These jurisdictions’ rules regarding tax nexus are complex and vary significantly. As a result, we could face tax assessments and audits. Our liability for these taxes and associated penalties could exceed our original estimates. Jurisdictions in which we have not historically collected or accrued sales, use, value added, or other taxes could assert our liability for such taxes. This could result in substantial tax liabilities and related penalties for past sales. It could also discourage customers from using our platform or otherwise harm our business and operating results.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the cost of our ecommerce platform and adversely impact our business.

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Any new taxes could adversely affect our domestic and international business operations and our business and financial performance. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or customers using our ecommerce platform to pay additional tax amounts on a prospective or retroactive basis. They could require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue to subscribe or elect to subscribe to our ecommerce platform in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our platform. Any or all of these events could adversely impact our business and financial performance.

Our current operations are international in scope, and we plan further geographic expansion. This will create a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. In the years ended December 31, 2018 and 2019, revenue generated from customers outside the United States was 18.3% and 18.8% of our total revenue, respectively. We currently have locations in the United States, Australia, the United Kingdom (“UK”), Singapore, and Ukraine. We are continuing to adapt and develop strategies to address international markets, but such efforts may not be successful. In addition, the COVID-19 pandemic and related stay-at-home, business closure, and other restrictive orders and travel restrictions, may pose additional challenges for international expansion and may impact our ability to launch new locations and further expand geographically.

As of December 31, 2019, 14.2% of our full-time employees were located outside of the United States. In addition, 43 private entrepreneurs provide services to us in Ukraine. We expect that our international activities will continue to grow over the foreseeable future as we continue to pursue opportunities in existing and new international markets. This will require significant management attention and financial resources. We may face difficulties, including: (1) costs associated with developing software and providing support in many languages, (2) varying seasonality patterns, (3) potential adverse movement of currency exchange rates, (4) longer payment cycles and difficulties in collecting accounts receivable, (5) tariffs and trade barriers, (6) a variety of regulatory or contractual limitations on our ability to operate, (7) adverse tax events, (8) reduced protection of intellectual property rights, (9) a geographically and culturally diverse workforce and customer base, and (10) travel restrictions associated with the COVID-19 pandemic. Failure to overcome any of these difficulties could negatively affect our results of operations.

Our current international operations and future initiatives involve a variety of risks, including:

•	changes in a country’s or region’s political or economic conditions;

•	the need to adapt and localize our platform for specific countries;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	potential changes in trade relations arising from policy initiatives implemented by the current administration, which has been critical of existing and proposed trade agreements;

•	unexpected changes in laws, regulatory requirements, taxes, or trade laws;

•	more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

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differing labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

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challenges inherent in efficiently managing an increased number of employees over large geographic distances (including in a work-from-home environment), including the need to implement appropriate systems, policies, benefits, and compliance programs;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

•	increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	laws and business practices favoring local competitors or general preferences for local vendors;

•	limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;

•	political instability or terrorist activities;

•

risks related to global health epidemics, such as the COVID-19 pandemic, including restrictions on our ability and our customers’ ability to travel, disruptions in our customers’ ability to distribute products, and temporary closures of our customers’ facilities;

•

exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002, and similar laws and regulations in other jurisdictions; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, our business and operating results will suffer.

Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations and staff to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth into the international markets, and consider the functions, risks, and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend: on (1) the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, (2) changes in tax rates, (3) new or revised tax laws or interpretations of existing tax laws and policies, and (4) our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. Taxing authorities may challenge the pricing methodologies of our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties. This could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

The TCJA was enacted on December 22, 2017 and significantly reformed the Code. The TCJA, among other things: (1) includes changes to U.S. federal tax rates, (2) imposes additional limitations on the deductibility of interest, (3) has both positive and negative changes to the utilization of future NOL carryforwards as described above, (4) allows for the expensing of certain capital expenditures, and (5) puts into effect the migration from a “worldwide” system of taxation to a partially territorial system. Our net deferred tax assets and liabilities and valuation allowance was revalued at the newly enacted U.S. corporate rate. We continue to await guidance from the tax authorities on some of the changes that will affect us. Such future guidance could result in significant one-time charges in the current or future taxable years and could increase our future U.S. tax expense. The impact of this tax reform on holders of our Series 1 common stock is uncertain and could be adverse.

Loss of certain tax benefits that we enjoy in Ukraine could have a negative impact on our operating results and profitability.

Substantially all of the persons who provide services used by us in Ukraine are independent contractors who are registered as private entrepreneurs with the tax authorities. They are third-party suppliers operating as independent contractors, for whom we are not required to pay social duties and personal income tax applicable to employees. Nevertheless, Ukrainian tax authorities may take a view that would result in additional financial obligations. Ukrainian tax authorities could assert a position on the classification of our independent contractors contrary to ours. They could claim we had to withhold personal income tax and to accrue single social contribution in relation to employees’ remuneration. If a national authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified, or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs arising from fines or judgments as a result of tax withholding. All of these factors could in turn result in material adverse effects on our financial condition.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we violate the controls.

Our platform is subject to U.S. export controls, including the Export Administration Regulations and economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We incorporate encryption technology into our platform. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations.

Furthermore, our activities are subject to the U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. embargoes or sanctions. The current administration has been critical of existing trade agreements and may impose more stringent export and import controls. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. While we take precautions to prevent our platform from being exported in violation of these laws, including obtaining authorizations for our platform, performing geolocation IP blocking and screenings against U.S. and other lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and possible incarceration for responsible employees and managers could be imposed for criminal violations of these laws.

If our partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences, including government investigations and penalties. We presently incorporate export control compliance requirements into our strategic partner agreements; however, no assurance can be given that our partners will comply with such requirements.

Various countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements. Some countries have enacted laws that could limit our ability to distribute our platform or could limit our customers’ ability to implement our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from launching our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Various governmental agencies have proposed additional regulation of encryption technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could limit our ability to export or sell our platform to existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would adversely affect our business, operating results, and prospects.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

Our customer subscription and partner and services contracts are primarily denominated in U.S. dollars, and therefore substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to our customers outside of the United States, which could adversely affect our operating results. In addition, an increasing portion of our operating expenses is incurred and an increasing portion of our assets is held outside the United States. These operating expenses and assets are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws. Non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years. These laws are interpreted broadly to prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with partners and third-party intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, our employees and agents could violate our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

Changes in subjective assumptions, estimates and judgments by management related to complex accounting matters or changes in accounting principles generally accepted in the United States, could significantly affect our financial condition and results of operations.

GAAP and related pronouncements, implementation guidelines, and interpretations apply to a wide range of matters that are relevant to our business, including revenue recognition, stock-based compensation, and deferred commissions. These matters are complex and involve subjective assumptions, estimates, and judgments by our management. Changes in GAAP, these accounting pronouncements or their interpretation or changes in underlying assumptions, estimates, or judgments by our management, the Financial Accounting Standards Board (“FASB”), the Securities and Exchange Commission (the “SEC”), and others could significantly change our reported or expected financial performance, which could impact the market price for our Series 1 common stock.

The terms of the agreements governing our indebtedness restrict, and any future indebtedness would likely restrict, our operations.

Our Second Amended and Restated Loan and Security Agreement (our “Credit Facility”), which we amended and restated in February 2020 (our “A&R Credit Facility”), 2017 Convertible Term Loan, and 2020 Convertible Term Loan, each with Silicon Valley Bank (“SVB”), and our Mezzanine Facility with

WestRiver Innovation Lending Fund VIII, L.P., contain, and any future indebtedness would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to take actions that may be in our best interests. Our A&R Credit Facility requires us to satisfy specified financial covenants. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. A breach of any of these covenants or the occurrence of other events specified in the A&R Credit Facility, 2017 Convertible Term Loan, 2020 Convertible Term Loan, and Mezzanine Facility could result in an event of default under the A&R Credit Facility, 2017 Convertible Term Loan, 2020 Convertible Term Loan, and Mezzanine Facility, as applicable. Upon the occurrence of an event of default, SVB could elect to declare all amounts outstanding under the A&R Credit Facility, 2017 Convertible Term Loan, 2020 Convertible Term Loan, and Mezzanine Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, SVB could proceed against the collateral granted to them to secure such indebtedness. We have pledged substantially all of our assets, including our intellectual property, as collateral under the A&R Credit Facility, 2017 Convertible Term Loan, 2020 Convertible Term Loan, and Mezzanine Facility.

If SVB accelerates the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt. Our outstanding balance for the A&R Credit Facility, 2017 Convertible Term Loan, and 2020 Convertible Term Loan were $22.8 million, $19.0 million, and $35.0 million, respectively, as of March 31, 2020. We had no balance outstanding for the Mezzanine Loan as of March 31, 2020. The revolving line of credit under our A&R Credit Facility is due to mature in October 2021, and the term loan under our A&R Credit Facility is due to mature in September 2021. The 2017 Convertible Term Loan maturity date is in October 2022, the 2020 Convertible Term Loan maturity date is February 28, 2025, and the Mezzanine Facility maturity date is March 1, 2023. We may seek to enter into an extension of such debt arrangements or enter into a new facility with another lender. We may not be able to extend the term or obtain other debt financing on terms that are favorable to us, if at all. If we are unable to obtain adequate financing or financing on satisfactory terms when required, our ability to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies. Key personnel of the acquired companies may choose not to work for us, their software may not be easily adapted to work with ours, or we may have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. We may also experience difficulties integrating personnel of the acquired company into our business and culture. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. The anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

Risks related to owning our Series 1 common stock and this offering

There may not be an active trading market for our Series 1 common stock, which may cause shares of our Series 1 common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of Series 1 common stock you purchase.

Prior to this offering, there has been no public market for our Series 1 common stock. It is possible that after this offering, an active trading market will not develop or, if developed, that any market will not be sustained. This would make it difficult for you to sell your shares of Series 1 common stock at an attractive price or at all. The initial public offering price per share of Series 1 common stock was determined through discussions among the representatives of the underwriters and us. It may not be indicative of the price at which shares of our Series 1 common stock will trade in the public market after this offering.

The market price of shares of our Series 1 common stock may be volatile, which could cause the value of your investment to decline.

Even if an active trading market develops, the market price of our Series 1 common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. The securities markets have experienced significant volatility as a result of the COVID-19 pandemic. Market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our Series 1 common stock regardless of our operating performance.

Our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including: (1) variations in our quarterly operating results or dividends, if any, to stockholders, (2) additions or departures of key management personnel, (3) publication of research reports about our industry, (4) litigation and government investigations, (5) changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business, (6) adverse market reaction to any indebtedness we may incur or securities we may issue in the future, (7) changes in market valuations of similar companies, (8) speculation in the press or investment community, (9) announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments, (10) the impact of the COVID-19 pandemic on our management, employees, partners, customers, and operating results, and (11) adverse publicity about the industries we participate in or individual scandals. In response, the market price of shares of our Series 1 common stock could decrease significantly. You may be unable to resell your shares of Series 1 common stock at or above the initial public offering price.

Following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Our failure to raise capital when needed could harm our business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of our Series 1 common stock.

We have funded our operations since inception primarily through equity financings, debt, and payments by our customers for use of our platform and related services. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business.

We intend to continue to make investments to support our business and may require additional funds. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition. If we incur additional debt, the debt holders could have rights senior to holders of Series 1 common stock to make claims on our assets. The terms of any debt could restrict our operations, including our ability to pay dividends on our Series 1 common stock. If we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Series 1 common stock. Because our decision to issue securities in the future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Series 1 common stock and diluting their interest.

Insiders will continue to have substantial control over us after this offering, which may limit our stockholders’ ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

Upon completion of this offering, our directors, executive officers, and current beneficial owners of 5% or more of our voting securities and their respective affiliates will beneficially own, in the aggregate, approximately        % of our outstanding Series 1 common stock compared to        % represented by the shares sold in this offering. Further, we anticipate that Steven Murray, a member of our board of directors and the operating manager of the ultimate general partner of Revolution Growth, Lawrence Bohn, a member of our board of directors and a partner of General Catalyst Group, and Jeff Richards, a member of our board of directors and managing director of GGV Capital, will beneficially own an aggregate of approximately        %,        % and        % of our Series 1 common stock, respectively, following this offering. This significant concentration of ownership may adversely affect the trading price for our Series 1 common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. In addition, these stockholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other stockholders. For information regarding the ownership of our outstanding stock by our executive officers, directors, and current beneficial owners of 5% or more of our voting securities and their respective affiliates, please see the section titled “Principal Stockholders.”

We have no current plans to pay cash dividends on our Series 1 common stock; as a result, you may not receive any return on investment unless you sell your Series 1 common stock for a price greater than that which you paid for it.

We have no current plans to pay dividends on our Series 1 common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws. It will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, our ability to pay cash dividends is restricted by the terms of our debt financing arrangements, and any future debt financing arrangement likely will contain terms restricting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, you may not receive any return on an investment in our Series 1 common stock unless you sell your Series 1 common stock for a price greater than that which you paid for it.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public or the expectations of investment analysts, the market price of our Series 1 common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will comprise forward-looking statements, subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our ability to provide this public guidance, and our ability to accurately forecast our results of operations, may be impacted by the COVID-19 pandemic. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty, such as the current global economic uncertainty being experienced as a result of the COVID-19 pandemic. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Series 1 common stock may decline as well. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company. This could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and related rules implemented by the SEC and Nasdaq. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently unable to estimate these costs with any certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance. We may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as our executive officers. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Series 1 common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

We are an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make our Series 1 common stock less attractive to investors.

We qualify as an “emerging growth company,” as defined in the JOBS Act. While we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include: (1) presenting only two years of audited financial statements, (2) presenting only two years of related selected financial data and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, (3) an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley, (4) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (5) reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements, and proxy statements, and (6) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide will be different than the information that is available with respect to other public companies that are not emerging growth companies.

In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Series 1 common stock less attractive if we rely on these exemptions. If some investors find our Series 1 common stock less attractive as a result, there may be a less active trading market for our Series 1 common stock. The market price of our Series 1 common stock may be more volatile.

We will remain an emerging growth company until the earliest of: (1) the end of the fiscal year in which the fifth anniversary of the closing of this offering occurs, (2) the first fiscal year after our annual gross revenue exceed $1.07 billion, (3) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities, and (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our Series 1 common stock may decline.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of Sarbanes-Oxley. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly, and complicated.

If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of Sarbanes-Oxley in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Series 1 common stock could decline. We could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Increases in interest rates may cause the market price of our Series 1 common stock to decline.

Interest rates are at or near record lows. Increases in interest rates may cause a corresponding decline in demand for equity investments. Any such increase in interest rates or reduction in demand for our Series 1 common stock resulting from other relatively more attractive investment opportunities may cause the market price of our Series 1 common stock to decline.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, the market price of our Series 1 common stock could decline.

The trading market for our Series 1 common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If regular publication of research reports ceases, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our Series 1 common stock to decline. Moreover, if one or more of the analysts who cover us downgrades our Series 1 common stock or if our reporting results do not meet their expectations, the market price of our Series 1 common stock could decline.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our Series 1 common stock to decline, and delay the development of our operations. We may invest the net proceeds from this offering in a manner that does not contribute to the growth and financial performance of our business, which would negatively impact the value of our Series 1 common stock.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price per share of Series 1 common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. If you purchase shares of our Series 1 common stock in this offering, you will suffer immediate dilution of $             per share, or $             per share if the underwriters exercise their option to purchase additional shares in full. This represents the difference between (1) our pro forma as adjusted net tangible book value per share after giving effect to the sale of Series 1 common stock in this offering, and (2) the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. See “Dilution.”

You will be diluted by the future issuance of common stock, preferred stock or securities convertible into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise.

After this offering we will have approximately              shares of Series 1 common stock and approximately              shares of Series 2 common stock. Our amended and restated certificate of incorporation, which will become effective prior to the closing of this offering, authorizes us to issue these shares of common stock and options, rights, warrants, and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, or debt securities convertible into equity or shares of preferred stock. Issuing additional shares of our capital stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Series 1 common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Shares of preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Series 1 common stock. Additional shares of Series 2 common stock, if issued, may further dilute the economic rights of our Series 1 common stock. Holders of our Series 1 common stock are not entitled to receive economic consideration per share for their shares in excess of that payable to the holders of the then outstanding shares of Series 2 common stock in the event of a merger, consolidation or tender or exchange offer. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our Series 1 common stock bear the risk that our future offerings may reduce the market price of our Series 1 common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

We have reserved an aggregate of              shares of Series 1 common stock for issuance under our 2013 Plan and 2020 Plan. Any Series 1 common stock that we issue, including under our 2013 Plan and 2020 Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Series 1 common stock in this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register shares of our Series 1 common stock or securities convertible into or exchangeable for shares of our Series 1 common stock issued pursuant to our 2013 Plan, 2020 Plan, and 2020 ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

If we or the pre-IPO investors sell additional shares of our Series 1 common stock after this offering, the market price of our Series 1 common stock could decline.

The sale of substantial amounts of shares of our Series 1 common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Series 1 common stock. These sales, or the possibility that these sales may occur, might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon the closing of this offering we will have a total of              shares of our Series 1 common stock outstanding (or              shares if the underwriters exercise in full their option to purchase additional shares of Series 1 common stock) and an additional              shares of our Series 1 common stock issuable upon the full exercise of our outstanding warrants. Of the outstanding              shares of Series 1 common stock, the              shares sold in this offering (or              shares if the underwriters exercise in full their option to purchase additional shares of Series 1 common stock) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding              shares of Series 1 common stock held by or issuable to our pre-IPO investors and management after this offering will be subject to certain restrictions on resale. We, our officers, directors, and certain pre-IPO investors that collectively will own              shares of Series 1 common stock (including shares issuable on exchange of Series 2 common stock) following this offering have signed lock-up agreements with the underwriters. Subject to certain customary exceptions, these agreements restrict the sale of the shares of our Series 1 common stock held for 180 days following the date of this prospectus. Morgan Stanley & Co. LLC and Barclays Capital Inc., in their sole discretion, may release the securities subject to these lock-up agreements described above in whole or in part at any time prior to the expiration of the restrictive provisions contained in those lock-up agreements. Upon the expiration of the lock-up agreements, all of such shares of Series 1 common stock will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale, and other limitations under Rule 144. Commencing 180 days following this offering, certain pre-IPO investors will have the right, subject to certain exceptions and conditions, to require us to register their shares of Series 1 common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Series 1 common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end, the market price of our shares of Series 1 common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest, or other transaction that stockholders may consider favorable, include the following:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	advance notice requirements for stockholder proposals and director nominations;

•	provisions limiting stockholders’ ability to call special meetings of stockholders, to require special meetings of stockholders to be called, and to take action by written consent;

•	restrictions on business combinations with interested stockholders;

•

in certain cases, the approval of holders representing at least 66 2⁄3% of the total voting power of the shares entitled to vote generally in the election of directors will be required for stockholders to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our certificate of incorporation;

•	no cumulative voting;

•	the required approval of holders representing at least 66 2⁄3% of the total voting power of the shares entitled to vote at an election of the directors to remove directors; and

•

the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our governing body.

These provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Series 1 common stock in the future, which could reduce the market price of our Series 1 common stock. For more information, see “Description of Capital Stock.”

The provision of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director (including any director serving as a member of the Executive Committee), officer, agent or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), the amended and restated certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. It will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction.

Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” and similar words or phrases. These forward-looking statements include statements concerning the following:

•	the impact of the COVID-19 pandemic and the associated economic uncertainty on us, our customers, and our partners, and our response thereto;

•	our expectations regarding our revenue, expenses, sales, and operations;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to anticipate market needs or develop new or enhanced services to meet those needs;

•	our ability to manage growth and to expand our infrastructure;

•	our ability to establish and maintain intellectual property rights;

•	our ability to manage expansion into international markets and new industries;

•	our ability to hire and retain key personnel;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to successfully identify, manage, and integrate any existing and potential acquisitions;

•	our ability to adapt to emerging regulatory developments, technological changes, and cybersecurity needs;

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing; and

•	other statements described in this prospectus under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business.”

Although we believe the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond our control. For more information regarding these risks and uncertainties as well as certain additional risks that we face, refer to “Risk Factors,” as well as factors more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus.

If one or more of the factors affecting the expectations reflected in our forward-looking information and statements proves incorrect, our actual results, performance, or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements. Therefore, we caution the reader not to place undue reliance on any forward-looking information or statements. The effect of these factors is difficult to predict. Factors other than these also could adversely affect our results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties. New factors emerge from time to time, and management cannot assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Market, Industry, and Other Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications, and surveys, including from eMarketer, Forrester, Gartner, IDC, and Vertical Web Media LLC (publisher of Digital Commerce 360 and Internet Retailer). These estimates are also based on reports from government agencies and our own estimates based on our management’s knowledge of, and experience in, the industry and markets in which we compete. We have not independently verified the accuracy or completeness of the data contained in third-party publications and reports and other publicly available information referred to in this prospectus. None of the third-party publications or reports referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	eMarketer: Global Ecommerce 2019 Report, published June 2019; US Ecommerce 2020 Report published June 2020;

•

IDC: Direct Digital Transformation Investment Spending to Approach $7.4 Trillion Between 2020 and 2023, published October 2019; Worldwide Digital Commerce Application Forecast 2020-2024, published June 2020;

•	Internet Retailer: 2019 Online Marketplaces Report, published June 2019; Leading Vendors to the Top 1000 E-Retailers, published October 2018;

•	Digital Commerce 360: 2019 U.S. Top 500 Report, published May 2019;

•

Forrester: Digital-Influenced Retail Sales Forecast, 2018 to 2023 (US), published December 2018; US B2B eCommerce Will Hit $1.8 Trillion By 2023, published January 2019; The Forrester Wave: B2C Commerce Suites, published Q2 2020; The Forrester Wave: B2B Commerce Suites, published Q2 2020; and

•	Gartner: Gartner Peer Insights Customers’ Choice for Digital Commerce Software, published April 2019.

The Forrester studies described herein represent data, research, opinions, or viewpoints prepared by Forrester and are not representations of fact. We have been advised by Forrester that its studies speak as of their original date (and not as of the date of this prospectus) and any opinions expressed in the studies are subject to change without notice.

The Gartner reports described herein represent research opinion or viewpoints published, as part of a syndicated subscription service by Gartner, and are not representations of fact. Each Gartner report speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner reports are subject to change without notice. Gartner Peer Insights Customers’ Choice constitute the subjective opinions of individual end-user reviews, ratings, and data applied against a documented methodology; they neither represent the views of, nor constitute an endorsement by, Gartner or its affiliates.

Certain of the market research included in this prospectus was published prior to the outbreak of the pandemic and did not anticipate the virus or the impact it has caused on the adoption of ecommerce. We have utilized this pre-pandemic market research in the absence of updated sources. Similarly, our commentary on industry trends and the market opportunity primarily reflects beliefs held before the pandemic occurred. We are still learning from and reacting to this rapidly evolving situation.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. Market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of market data. These data involve a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” that could cause our future performance to differ materially from our assumptions and estimates. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market data.

Use of Proceeds

We estimate that our net proceeds from the sale of our Series 1 common stock in this offering will be approximately $             million (or approximately $             million if the underwriters fully exercise their option to purchase additional shares from us in this offering), assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares of Series 1 common stock offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price per share remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Series 1 common stock, and facilitate future access to the public equity markets. We intend to use a portion of the net proceeds from this offering to pay in cash the Series F Dividend, which is expected to total $             million as of the closing of this offering. As a result of the anticipated payment of the Series F Dividend, holders of our Series F preferred stock are expected to receive approximately $             million of the net proceeds of this offering, including entities affiliated with General Catalyst Group and Lawrence Bohn, a member of our board of directors, and entities affiliated with GGV Capital and Jeff Richards, a member of our board of directors, which are expected to receive approximately $             million and $             million, respectively. We intend to use the remainder of the net proceeds from this offering for working capital and general corporate purposes, including sales and marketing, research and development, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds from this offering to acquire, license, or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the actual amounts that we will spend on the uses set forth above.

The timing and amount of our actual application of the net proceeds from this offering will be based on many factors, including our cash flows from operations and the growth of our business. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

Dividend Policy

We do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future, other than the accrued and unpaid Series F Dividend to be paid in cash immediately prior to the closing of this offering. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions, and other factors our board of directors may deem relevant. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreements governing our A&R Credit Facility, our 2017 Convertible Term Loan, our 2020 Convertible Term Loan, and our Mezzanine Facility. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2020 on:

•	an actual basis;

•

a pro forma basis, to reflect (i) the automatic conversion of all outstanding shares of preferred stock (excluding the shares of Series F preferred stock issuable upon conversion of the 2017 Convertible Term Loan and the exercise of the Purchase Right) into an aggregate of              shares of Series 1 common stock and              shares of Series 2 common stock, (ii) the conversion of our 2017 Convertible Term Loan into             shares of our Series F preferred stock, at a conversion price of $3.059 per share, and the automatic conversion of such shares into              shares of Series 1 common stock, (iii) the exercise of the Purchase Right at the option of the lenders under our 2017 Convertible Term Loan for the purchase of shares of our Series F preferred stock at a purchase price of $3.059, and the automatic conversion of such shares into              shares of Series 1 common stock, (iv) the conversion of our 2020 Convertible Term Loan into              shares of Series 1 common stock, at a conversion price of $3.80 per share, (v) the payment in cash of the Series F Dividend, which is expected to total $             million as of the closing of this offering, and (vi) the effectiveness of our amended and restated certificate of incorporation, each immediately prior to the closing of this offering; and

•

a pro forma as adjusted basis, to further reflect the sale and issuance by us of              shares of Series 1 common stock in this offering, based on an assumed initial public offering price of $            per share of Series 1 common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table, together with the information contained in this prospectus, including “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2020
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except per share amounts)
Cash and cash equivalents	$33,026	$	$

Long-term debt, including current portion	$71,706	$	$

Convertible preferred stock, par value $0.0001 per share (Series A, B, C, D, D-1, E, E-1, and F): shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	225,499

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value per share: no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—

Series 1 common stock, $0.0001 par value per share:             shares authorized,             shares issued and outstanding, actual;             shares authorized,              shares issued and outstanding, pro forma;              shares authorized,             shares issued and outstanding, pro forma as adjusted

Series 2 common stock, $0.0001 par value per share: shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	5
Additional paid-in capital	18,950
Accumulated deficit	(280,663)

Total stockholders’ (deficit) equity	(261,708)

Total capitalization	$68,523	$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share of Series 1 common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares of Series 1 common stock offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $             million, assuming the assumed initial public offering price per share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above excludes:

•	shares of Series 1 common stock issuable upon the exercise of options outstanding as of March 31, 2020 under our 2013 Plan, at a weighted-average exercise price of $ per share;

•	shares of Series 1 common stock issuable upon the exercise of warrants outstanding as of March 31, 2020, with a weighted-average exercise price of $ per share;

•

                shares of Series 1 common stock reserved for issuance under our 2020 Plan, which will become effective in connection with this offering, as well as shares of our Series 1 common stock that may be issued pursuant to provisions in our 2020 Plan that automatically increase the Series 1 common stock reserve under our 2020 Plan; and

•

                shares of Series 1 common stock reserved for issuance under our 2020 ESPP, which will become effective in connection with this offering, as well as shares of our Series 1 common stock that may be issued pursuant to provisions in our 2020 ESPP that automatically increase the Series 1 common stock reserve under our 2020 ESPP.

Dilution

If you invest in the initial public offering of our Series 1 common stock, your interest will be diluted to the extent of the excess of the initial public offering price per share of our Series 1 common stock over the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2020 was $             million, or $             per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our redeemable convertible preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the total number of shares of Series 1 common stock and Series 2 common stock outstanding as of March 31, 2020.

Our pro forma net tangible book value as of March 31, 2020 was $             million, or $             per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to: (i) the automatic conversion of all outstanding shares of our preferred stock (excluding the shares of Series F preferred stock issuable upon conversion of the 2017 Convertible Term Loan and the exercise of the Purchase Right) into an aggregate of              shares of Series 1 common stock and              shares of Series 2 common stock, (ii) the conversion of our 2017 Convertible Term Loan into              shares of our Series F preferred stock, at a conversion price of $3.059 per share, and the automatic conversion of such shares into             shares of Series 1 common stock, (iii) the exercise of the Purchase Right at the option of the lenders under our 2017 Convertible Term Loan for the purchase of shares of our Series F preferred stock at a purchase price of $3.059, and the automatic conversion of such shares into              shares of Series 1 common stock, (iv) the conversion of our 2020 Convertible Term Loan into              shares of Series 1 common stock, at a conversion price of $3.80 per share, and (v) the payment in cash of the Series F Dividend, which is expected to total $             million as of the closing of this offering, in each case immediately prior to the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares of Series 1 common stock and Series 2 common stock outstanding as of March 31, 2020, after giving effect to the pro forma adjustments described above.

After giving effect to the sale and issuance by us of             shares of Series 1 common stock in this offering, at an assumed initial public offering price of $             per share of Series 1 common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2020 would have been $             million, or $             per share of common stock. Dilution per share to new investors purchasing shares in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share of Series 1 common stock paid by new investors purchasing shares in this offering.

The following table illustrates the immediate dilution on a per share basis to new investors purchasing shares in this offering.

Assumed initial public offering price per share of Series 1 common stock		$

Historical net tangible book value (deficit) per share as of March 31, 2020	$

Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of March 31, 2020

Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$

The pro forma as adjusted dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Series 1 common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $             million, or $             per share of Series 1 common stock, assuming that the number of shares of Series 1 common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1,000,000 shares in the number of shares of Series 1 common stock offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $             and decrease the dilution per share to new investors by $            , assuming the assumed initial public offering price per share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each decrease of 1,000,000 shares in the number of shares of Series 1 common stock offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by $             and increase the dilution per share to new investors by $            , assuming the assumed initial public offering price per share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Series 1 common stock from us in this offering, our pro forma as adjusted net tangible book value after the offering would be $             per share, and the dilution to new investors would be $             per share, in each case assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the same pro forma as adjusted basis described above as of March 31, 2020, the total number of shares of Series 1 common stock purchased from us, the total cash consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of Series 1 common stock in this offering at an assumed initial stock price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Weighted- average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Series 1 common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors in this offering and total consideration paid by all investors by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1,000,000 shares in the number of shares of Series 1 common stock offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors by $             million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by              percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by              percentage points, assuming the assumed initial public offering price per share remains the same.

If the underwriters exercise in full their option to purchase additional shares of Series 1 common stock, the percentage of shares of our common stock held by existing stockholders would be decreased to     % of the total

number of our common stock outstanding after this offering, and the number of shares held by new investors participating in this offering would be increased to     % of the total number of shares of our common stock outstanding after this offering.

The foregoing table excludes:

•	shares of Series 1 common stock issuable upon the exercise of options outstanding as of March 31, 2020 under our 2013 Plan, at a weighted-average exercise price of $ per share;

•	shares of Series 1 common stock issuable upon the exercise of warrants outstanding as of March 31, 2020, with a weighted-average exercise price of $ per share;

•

            shares of Series 1 common stock reserved for issuance under our 2020 Plan, which will become effective in connection with this offering, as well as shares of our Series 1 common stock that may be issued pursuant to provisions in our 2020 Plan that automatically increase the number of shares of Series 1 common stock reserved for issuance under our 2020 Plan; and

•

            shares of Series 1 common stock reserved for issuance under our 2020 ESPP, which will become effective in connection with this offering, as well as shares of our Series 1 common stock that may be issued pursuant to provisions in our 2020 ESPP that automatically increase the Series 1 common stock reserve under our 2020 ESPP.

To the extent any of the outstanding options or warrants are exercised or new options or other securities are issued under our equity incentive plans, you will experience further dilution as a new investor in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected Consolidated Financial Data

The following tables present selected consolidated financial data for our business. The selected statement of operations data presented below for the years ended December 31, 2018 and 2019 and the selected balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. The selected statement of operations data presented below for the three months ended March 31, 2019 and 2020 and the selected balance sheet data as of March 31, 2020 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future and the results for the three months ended March 31, 2020 are not necessarily indicative of the results to be expected for the full year ending December 31, 2020 or any other future period. The following selected historical consolidated financial data is qualified in its entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$91,867	$112,103	$25,584	$33,174
Cost of revenue(1)	21,937	27,023	5,925	7,480

Gross profit	69,930	85,080	19,659	25,694
Operating expenses:
Sales and marketing(1)	45,928	60,740	14,136	15,762
Research and development(1)	42,485	43,123	10,832	10,921
General and administrative(1)	19,497	22,204	4,999	6,466

Total operating expenses	107,910	126,067	29,967	33,149

Loss from operations	(37,980)	(40,987)	(10,308)	(7,455)
Interest income	653	245	155	1
Interest expense	(1,489)	(1,612)	(360)	(762)
Change in fair value of financial instrument	-	-	-	4,413
Other expense	(52)	(208)	(21)	(203)

Loss before provision for income taxes	(38,868)	(42,562)	(10,534)	(4,006)
Provision for income taxes	10	28	7	17

Net loss	$(38,878)	$(42,590)	$(10,541)	$(4,023)

Cumulative dividends and accretion of issuance costs on Series F preferred stock	(4,712)	(7,308)	(1,736)	(1,745)

Net loss attributable to common stockholders	$(43,590)	$(49,898)	$(12,277)	$(5,768)

Basic and diluted net loss per share attributable to common stockholders(2)	$(0.86)	$(0.92)	$(0.23)	$(0.10)

Weighted-average number of shares used to compute basic and diluted net loss per share attributable to common stockholders(2)	50,889	54,523	52,930	56,405

Basic and diluted pro forma net loss per share attributable to common stockholders(3)

Weighted-average number of shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(3)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December, 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$82	$191	$22	$73
Sales and marketing	388	838	133	289
Research and development	432	666	71	305
General and administrative	1,169	1,461	369	359

Total stock-based compensation expense	$2,071	$3,156	$595	$1,026

(2)

See Note 11 to our audited consolidated financial statements appearing at the end of this prospectus for an explanation of the calculations of basic and diluted net loss per share attributable to common stockholders.

(3)

See Note 11 to our audited consolidated financial statements appearing at the end of this prospectus for an explanation of the calculations of pro forma basic and diluted net loss per share attributable to common stockholders.

In addition to our consolidated statements of operations data as determined in accordance with GAAP, we believe the following non-GAAP measure is useful in evaluating our business performance.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Other Financial Data:
Adjusted EBITDA(1)	$(34,117)	$(35,470)	$(9,201)	$(5,725)

(1)

This financial measure is not calculated in accordance with GAAP. See “—Non-GAAP financial measures” for information regarding our use of this non-GAAP financial measure and a reconciliation of such measure to its nearest comparable financial measure calculated and presented in accordance with GAAP.

	As of December 31,		As of March 31,
	2018	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,793	$7,795	$33,026
Working capital(1)	25,483	(2,243)	25,544
Total assets	59,104	56,064	82,048
Total liabilities	54,134	89,613	118,257
Convertible preferred stock	216,446	223,754	225,499
Total stockholders’ (deficit) equity	(211,476)	(257,303)	(261,708)

(1)	We define working capital as current assets less current liabilities.

Non-GAAP financial measures

To supplement our financial statements presented in accordance with GAAP and to provide investors with additional information regarding our financial results, we have presented in this prospectus adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similarly titled measures presented by other companies.

We define adjusted EBITDA as our net loss, excluding the impact of stock-based compensation expense, depreciation and amortization expense, interest income, interest expense, change in fair value of financial instruments, and our provision for income taxes. The most directly comparable GAAP measure is net loss. We monitor and have presented in this prospectus adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, to establish budgets, and to develop operational goals for managing our business. In particular, we believe excluding the impact of these expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core operating performance. We believe adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we include in net loss. Accordingly, we believe adjusted EBITDA provides useful information to investors, analysts, and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects.

Adjusted EBITDA is not prepared in accordance with GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of adjusted EBITDA rather than net loss, which is the most directly comparable financial measure calculated and presented in accordance with GAAP. Some of these limitations are:

•	adjusted EBITDA excludes stock-based compensation expense as it has recently been, and will continue to be for the foreseeable future, a significant recurring non-cash expense for our business;

•	adjusted EBITDA excludes depreciation and amortization expense and, although this is a non-cash expense, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not reflect the cash requirements necessary to service interest on our debt which affects the cash available to us;

•	adjusted EBITDA does not reflect the monies earned from our investments since it does not reflect our core operations;

•	adjusted EBITDA does not reflect change in fair value of financial instruments including derivatives since it does not reflect our core operations and is a non-cash expense;

•	adjusted EBITDA does not reflect income tax expense that affects cash available to us; and

•

the expenses and other items that we exclude in our calculations of adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from adjusted EBITDA when they report their operating results.

In addition, other companies may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

The following table reconciles adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Reconciliation of net loss to adjusted EBITDA:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Net loss	$(38,878)	$(42,590)	$(10,541)	$(4,023)
Stock-based compensation expense	2,071	3,156	595	1,026
Depreciation and amortization	1,844	2,569	533	907
Interest income	(653)	(245)	(155)	(1)
Interest expense	1,489	1,612	360	762
Change in fair value of financial instrument	-	-	-	(4,413)
Provisions for income taxes	10	28	7	17

Adjusted EBITDA	$(34,117)	$(35,470)	$(9,201)	$(5,725)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” See “Special Note Regarding Forward-Looking Statements.”

Overview

BigCommerce is leading a new era of ecommerce. Our SaaS platform simplifies the creation of beautiful, engaging online stores by delivering a unique combination of ease-of-use, enterprise functionality, and flexibility. We power both our customers’ branded ecommerce stores and their cross-channel connections to popular online marketplaces, social networks, and offline POS systems. As of June 1, 2020, we served approximately 60,000 online stores across industries in approximately 120 countries.

We provide a comprehensive platform for launching and scaling an ecommerce operation, including store design, catalog management, hosting, checkout, order management, reporting, and pre-integration into third-party services like payments, shipping, and accounting. All our stores run on a single code base and share a global, multi-tenant architecture purpose built for security, high performance, and innovation. Our platform serves stores in a wide variety of sizes, product categories, and purchase types, including B2C and B2B. Our customers include Avery Dennison, Ben & Jerry’s, Burrow, SC Johnson, SkullCandy, Sony, and Woolrich.

We offer access to our platform on a subscription basis, which accounted for 77% and 74% of our revenue for the years ended December 31, 2018 and 2019, respectively. We serve customers with subscription plans tailored to their size and feature needs. For our larger customers, our Enterprise plan offers our full feature set at a monthly subscription price tailored to each business. For SMBs, BigCommerce Essentials offers three retail plans: Standard, Plus, and Pro, priced at $29.95, $79.95, and $299.95 per month, respectively.

Since our founding, we have achieved several key milestones and implemented important strategic initiatives that impact our business today.

•	2009: BigCommerce launches in Sydney, Australia, with a simple, low-cost, all-in-one ecommerce solution, delivered through the cloud, targeting the SMB segment.

•	2010: BigCommerce’s customer base reaches 10,000 online stores.

•	2011–2014: Headquarters relocate to Austin, Texas. We raise private capital in a series of investment rounds to fund growth from investors including General Catalyst, Revolution Growth, and Softbank.

•

2015: Brent Bellm joins as president and chief executive officer. New executive team expands focus to mid-market and large enterprise customer segments, investing significantly in research and development over the subsequent five-year period.

•

2016–2018: BigCommerce raises additional rounds of private capital from investors including GGV Capital and Goldman Sachs. Using an “open SaaS” strategy, we expand our ecosystem of technology and service partners that offer complementary capabilities such as payments, shipping, marketing, and accounting. ARR surpasses $100 million.

•	2019: BigCommerce expands go-to-market teams in Europe and Australia, launches a presence in Asia, and scales engineering capacity in Kyiv, Ukraine. We reach approximately 60,000 stores. Our

“headless” commerce capabilities gain traction across a wide range of leading CMSs and progressive web application frameworks.

Our business has experienced strong growth. Our ARR reached $102.2 million as of December 31, 2018, $128.5 million as of December 31, 2019, and $137.1 million as of March 31, 2020. Our ARR growth rate increased from 22.3% in 2018 to 25.8% in 2019 and from 21.6% for the three months ended March 31, 2019 to 26.8% for the three months ended March 31, 2020. Our revenue increased from $91.9 million in 2018 to $112.1 million in 2019. Our revenue growth rate increased from 19.6% in 2018 to 22.0% in 2019 and to 29.7% in the three months ended March 31, 2020. During the three months ended March 31, 2019 and 2020, our revenue was $25.6 million and $33.2 million, respectively. Our gross margin was 76.1% in 2018, 75.9% in 2019, and 76.8% and 77.5% for the three months ended March 31, 2019 and 2020, respectively. We had net losses of $38.9 million in 2018, $42.6 million in 2019, and $10.5 million and $4.0 million in the three months ended March 31, 2019 and 2020, respectively.

Beginning in March 2020, new sales of Essentials plans increased substantially, growing 33%, 106%, and 86% year-over-year for March, April, and May 2020, respectively. In contrast, we experienced reductions in Enterprise plan sales of 14% and 13% year-over-year in March and April, respectively. This resulted from several of our larger enterprise sales prospects needing to focus on their pandemic response at the immediate expense of their ecommerce initiatives. However, sales of Enterprise plans improved significantly in May 2020, growing 60% year-over-year. Thus far during the pandemic, we have observed an overall shortening of sales cycle time and an improvement in lead conversion and competitive win rates. The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results that can be expected for our subsequent quarters in 2020 and our entire fiscal year ending December 31, 2020, which is increasingly true in periods of extreme uncertainty, such as the uncertainty caused by the COVID-19 pandemic.

In addition, as a result of the global travel restrictions and stay-at-home or similar orders in effect due to the COVID-19 pandemic, our sales and marketing, research and development, and general and administrative expenses declined as a percentage of revenue in the first quarter of 2020. We expect these percentages to return to historical levels as these restrictions are lifted.

Key factors affecting our performance

We believe our future performance will depend on many factors, including the following:

Continued growth of ecommerce domestically and globally

Ecommerce is rapidly transforming global B2C and B2B commerce. B2C ecommerce was nonexistent in the early-1990s and grew to approximately 10% of all global retail spending in 2017, according to eMarketer. eMarketer estimates that it will take just six years for this percentage to more than double to 21% of global retail spending in 2023. The rapid growth in ecommerce is prompting companies to adopt ecommerce platforms like BigCommerce to create compelling branded ecommerce stores and power cross-channel connections to online marketplaces, social networks, and offline POS systems.

We believe we have a substantial opportunity to serve a larger number of customers as ecommerce continues to grow around the world by extending into new and emerging segments within ecommerce. The following segments are significant areas of potential growth and strategic focus for us:

•

Headless commerce. This refers to businesses whose technology strategy is to decouple their front-end customer experience technology from their back-end commerce platform. In terms of online strategy, these companies are typically brand-, marketing-, or experience-led. We serve headless use cases better than most of our competitors due to years of investment in our platform APIs and integration capabilities. Pre-built integrations connect our platform with leading CMSs such as Acquia, Adobe, Bloomreach, Drupal, Sitecore, and WordPress.

•

B2B. As of December 31, 2019, approximately 10% of our customers use BigCommerce primarily for B2B sales. In many cases, these customers’ needs are met using our native functionality, including B2B features like customer groups and price lists. In other cases, these customers complement BigCommerce with purpose-built B2B extensions and applications in the BigCommerce Apps Marketplace. Over time, we intend to add more B2B functionality to both the BigCommerce Apps Marketplace and our native feature set.

•

Large enterprise. Increasingly, we are successfully competing for large enterprise sites selling more than $50 million annually online, with our Enterprise plan product feature set, along with our sales, marketing, solutioning, and service capabilities.

Efficient acquisition of new customers

The growth of our customer base is important to our continued revenue growth. We believe we are positioned to grow significantly through a combination of our own marketing and sales initiatives, customer referrals from our agency and technology partners, and word-of-mouth referrals from existing customers.

We measure the efficiency of new customer acquisition by comparing the lifetime value (“LTV”) of newly-acquired customers to the customer acquisition costs (“CAC”) of the associated time period to get an “LTV:CAC ratio.” We calculate LTV as gross profit from new sales during the four quarters of any given year divided by the estimated future subscription churn rate. We calculate CAC as total sales and marketing expense incurred during the associated preceding four quarters. The LTV:CAC ratio for 2019 includes LTV for the year ended December 31, 2019 and CAC for the four quarters ended September 30, 2019. On this basis, we estimate that our LTV:CAC ratio for 2019 was 4.4:1. This calculation assumes that the actual subscription churn rate for the period will remain consistent in future years.

Retention and growth of our existing customers

We believe our long-term revenue growth is correlated with the growth of our existing customers’ ecommerce businesses. We strive to maintain industry-leading service levels and platform capabilities to maximize customer success and retention. Our revenue grows with that of our customers. As they generate more online sales, we generate more subscription revenue through automated sales-based upgrades on our Essentials plans and order adjustments on our Enterprise plans. Typical enterprise contracts have terms ranging from 12 to 36 months and do not include the ability to terminate for convenience. As our customers’ online sales increase, our partner and services revenue generated by revenue-sharing agreements with our strategic technology partners increases as well. Our ability to retain and grow our customers’ ecommerce businesses often depends on the continued expansion of our platform and the capabilities of our strategic technology partners to provide revenue generating services to our customers. We continually evaluate prospective and existing partners’ abilities to enhance the capabilities of our customers’ ecommerce businesses. We add new partners and expand existing partner relationships to enhance the utility of our platform, while creating new opportunities to expand our revenue share in partner and services revenue. As we continue to grow as a platform, we believe our ability to realize more favorable and expansive revenue share agreements will grow as well. We also grow by selling additional stores to existing customers. Our larger customers will often first use our platform to build a single online store that serves a single brand within their portfolio. These customers can then expand their usage of our platform by launching additional stores to serve additional brands, geographies, or use cases (e.g., B2B in addition to B2C).

Successful rollout of new geographies

We believe our platform can compete successfully around the world. We enhance self-serve usability in new geographies by translating our control panel into local languages and enabling the integration of local payment processors. We support the growth of mid-market and large enterprise customers around the world by expanding our regional sales and marketing capabilities. We opened our first European office in London, UK in 2018 and expanded it throughout 2019, resulting in a 20% revenue growth rate in 2019 in EMEA. Similarly, we launched our first local sales presence in Singapore in early 2019 and expanded our existing sales and marketing team in Sydney, Australia, resulting in an 28% revenue growth rate in 2019 in APAC. We plan to add local sales support in further select international markets over time. In addition, in select markets like China, we are developing relationships with strategic agency partners in lieu of having a direct local employee presence. As of June 24, 2020, 25% of our stores were located outside of the United States. We believe over time, the number of stores located outside of the United States will increase substantially.

Evolution of our technology partner ecosystem

A key part of our strategy is to build a thriving technology partner ecosystem. We focus on collaborating with, not competing against, partners in our ecosystems. This strategy contrasts with our largest competitors, who operate software stacks with multiple vertically integrated adjacent services that potentially compete with offerings from technology partners in their ecosystems. Our customers benefit from the expertise and best-of-breed offerings of our partners, the flexibility to choose without penalty the best offerings for their needs, and the tailored programs developed with our strategic partners. Through significant investment, we have developed a marketplace of integrated application and technology solutions that is one of the largest of any ecommerce platform. Our partners currently offer more than 600 pre-built applications and integrations spanning major categories relevant to ecommerce, including shipping, tax, accounting and ERP, marketing, fulfillment, cross-channel commerce, and POS systems, with additional applications and integrations for merchandising, locations, and payments under development. We intend to grow partner-sourced revenue by expanding the value and scope of existing partnerships, selling and marketing partner solutions to our customer base, and acquiring and cultivating new, high-value relationships. Partner referrals of customers are increasingly becoming an efficient customer acquisition strategy for us as we expand our programs for cross-marketing and cross-selling with our partners.

Realizing operating leverage from our investments

We have made significant investments in our SaaS platform and our global infrastructure, which we believe will yield future operating leverage and profit margin expansion. Research and development has historically been one of our largest operating expense categories. By opening and expanding a lower-cost engineering center in Kyiv, Ukraine, we are increasing development capacity while also driving leverage in engineering cost as a percentage of total revenue. In addition, we believe we will achieve operating leverage in marketing by continuing to emphasize lower-cost inbound techniques and growth in customer referrals from our technology and agency partners. We believe we will be able to run our business more efficiently as we continue to grow our revenue and gain further operating scale.

Duration and durability of COVID-19’s impact on partner and services revenue

Ecommerce sales in our major markets have increased significantly due to the widespread closure of physical stores and behavioral changes associated with social distancing. This increase in sales has bolstered our partner and services revenue, driven predominantly by increases in our partner revenue share streams. We anticipate that our performance will be affected by the duration of COVID-19’s impact on physical stores and consumer preferences and the resulting increase in ecommerce sales. Additionally, we expect the widespread availability of treatment options to impact the trend toward ecommerce, which, in turn, may have a significant impact on our performance. We believe we are well-positioned to continue to benefit from the macro-economic shift to ecommerce that COVID-19 has accelerated, but revenue may be more variable in the near-term as a result.

Key business metrics

We review the following key business metrics to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Increases or decreases in our key business metrics may not correspond with increases or decreases in our revenue.

Annual revenue run-rate

We calculate annual revenue run-rate (“ARR”) at the end of each month as the sum of: (1) the product of the current month’s monthly recurring revenue (“MRR”) multiplied by twelve (to prospectively annualize subscription revenue), and (2) the trailing twelve-month partner and services revenue, including non-recurring services revenue, such as one-time partner integration fees and store-launch services. MRR includes BigCommerce platform subscription fees and invoiced growth adjustments as customers’ businesses grow past contracted order thresholds after a threshold has been met. It also includes recurring professional services revenue, such as recurring technical account management services and product training services.

Accounts with greater than $2,000 ACV

We track the total number of accounts with annual contract value (“ACV”) greater than $2,000 (the “ACV threshold”) as of the end of a monthly billing period. To define this $2,000 ACV cohort, we include only subscription plan revenue and exclude partner and services revenue and recurring services revenue. We consider all stores added and subtracted as of the end of the monthly billing period. This metric includes accounts that may have either one single store above the ACV threshold or multiple stores that together exceed the ACV threshold. Accordingly, this cohort would include: (1) customers on Enterprise plans, (2) customers on Pro plans, and (3) customers with multiple plans that together exceed the ACV threshold. As of March 31, 2020, accounts above the ACV threshold represented 79% of our ARR, up from 75% as of March 31, 2019.

Average revenue per account

We calculate average revenue per account (“ARPA”) for accounts above the ACV threshold at the end of a period by including customer-billed revenue and an allocation of partner and services revenue. We bill customers for subscription solutions and professional services, and we include both in ARPA for the reported period. For example, ARPA as of March 31, 2019 includes all subscription solutions and professional services billed between January 1, 2019 and March 31, 2019. We allocate partner revenue primarily based on each customer’s share of GMV processed through that partner’s solution. For partner revenue that is not directly linked to customer usage of a partner’s solution, we allocate such revenue based on each customer’s share of total platform GMV. Each account’s partner revenue allocation is calculated by taking the account’s trailing twelve-month partner revenue, then dividing by twelve to create a monthly average to apply to the applicable period in order to normalize ARPA for seasonality. As of March 31, 2020, the ARPA for accounts above the ACV threshold was $12,094, up from $9,564 as of March 31, 2019.

Net revenue retention

We use net revenue retention (“NRR”) to evaluate our ability to maintain and expand our revenue with our account base of customers exceeding the ACV threshold over time. The total billings and allocated partner revenue for the measured period are divided by the total billings and allocated partner revenue for such accounts, corresponding period one year prior. An NRR greater than 100% implies positive net revenue retention. This methodology includes stores added to or subtracted from an account’s subscription during the previous twelve months. It also includes changes to subscription and partner and services revenue billings, and revenue reductions from stores or accounts that leave the platform during the previous one year period. Net new accounts added after the previous one year period are excluded in our NRR calculations. NRR for accounts with ACV greater than $2,000 was 108% and 106% for 2018 and 2019, respectively.

The chart below illustrates certain of our key business metrics as of or for the three months ended for each of the dates presented, as applicable.

	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
ARR (in thousands)	$88,945	$91,755	$96,451	$102,162	$108,117	$114,826	$121,346	$128,522	$137,080

Accounts with ACV greater than $2,000	8,096	8,062	8,186	8,375	8,531	8,737	8,918	9,090	8,988

% of ARR attributable to accounts with ACV greater than $2,000	69%	71%	73%	74%	75%	76%	77%	78%	79%

ARPA attributable to accounts with ACV greater than $2,000	$7,578	$8,028	$8,547	$9,056	$9,564	$10,002	$10,512	$11,098	$12,094

Enterprise accounts

In addition to tracking our key business metrics identified above, we periodically measure ARR for accounts with at least one unique Enterprise plan subscription (“enterprise accounts”). These accounts may have more than one Enterprise plan or a combination of Enterprise plans and Essentials plans. Enterprise account ARR grew 41% to $46.5 million in 2018 and grew 44% to $66.7 million in 2019. Enterprise accounts represented 46% and 52% of ARR as of December 31, 2018 and 2019, respectively. As of March 31, 2020, enterprise account ARR grew 40% year-over-year to $70.1 million, up from $50.9 million as of March 31, 2019. Enterprise accounts represented 47% and 52% of ARR as of March 31, 2019 and 2020, respectively.

Components of results of operations

Revenue

We generate revenue from two sources: (1) subscription solutions revenue and (2) partner and services revenue.

Subscription solutions revenue consists primarily of platform subscription fees from all plans. It also includes recurring professional services and sales of SSL certificates. Subscription solutions are charged monthly, quarterly, or annually for our customers to sell their products and process transactions on our platform. Subscription solutions are generally charged per online store and are based on the store’s subscription plan. Our Enterprise plan contracts are generally for a fixed term of one to three years and are non-cancelable. Our retail plans are generally month-to-month contracts. Monthly subscription fees for Pro and Enterprise plans are adjusted if a customer’s GMV or orders processed are outside of specified plan thresholds on a trailing twelve-month basis. Fixed monthly fees and any transaction charges related to subscription solutions are recognized as revenue in the month they are earned.

We generate partner revenue from our technology application ecosystem. Customers tailor their stores to meet their feature needs by integrating applications developed by our strategic technology partners. We enter into contracts with our strategic technology partners that are generally for one year or longer. We generate revenue from these contracts in three ways: (1) revenue-sharing arrangements, (2) technology integrations, and (3) partner marketing and promotion. We recognize revenue on a net basis from revenue-sharing arrangements when the underlying transaction occurs.

We also generate revenue from non-recurring professional services that we provide to complement the capabilities of our customers and their agency partners. Our services help improve customers’ time-to-market and the success of their businesses using BigCommerce. Our non-recurring services include education packages, launch services, solutions architecting, implementation consulting, and catalog transfer services.

Cost of revenue

Cost of revenue consists primarily of: (1) personnel-related costs (including stock-based compensation expense) for our customer success teams, (2) costs that are directly related to hosting and maintaining our platform, (3) fees for processing customer payments, and (4) the allocation of overhead costs. We expect that cost of revenue will increase in absolute dollars, but may fluctuate as a percentage of total revenue from period to period.

Sales and marketing

Sales and marketing expenses consist primarily of: (1) personnel-related expenses (including stock-based compensation expense), (2) sales commissions, (3) marketing programs, (4) travel-related expenses, and (5) allocated overhead costs. We focus our sales and marketing efforts on creating sales leads and establishing and promoting our brand. We plan to increase our investment in sales and marketing by hiring additional sales and marketing personnel, executing our go-to-market strategy globally, and building our brand awareness. Incremental sales commissions for new customer contracts are deferred and amortized ratably over the estimated period of our relationship with such customers. No incremental sales commissions are incurred on renewals of customer contracts. We expect our sales and marketing expenses will increase in absolute dollars, but will decrease as a percentage of total revenue over time.

Research and development

Research and development expenses consist primarily of personnel-related expenses (including stock-based compensation expense) incurred in maintaining and developing enhancements to our ecommerce platform and allocated overhead costs. To date, software development costs eligible for capitalization have not been significant.

We believe delivering new functionality is critical to attracting new customers and enhancing the success of existing customers. We expect to continue to make substantial investments in research and development. We expect our research and development expenses to increase in absolute dollars, but decrease as a percentage of total revenue over time, as we continue to leverage and expand our lower-cost engineering center in Kyiv, Ukraine. We expense research and development expenses as incurred.

General and administrative

General and administrative expenses consist primarily of: (1) personnel-related expenses (including stock-based compensation expense) for finance, legal and compliance, human resources, and IT, (2) external professional services, and (3) allocated overhead costs. We expect to incur additional general and administrative expenses as a result of operating as a public company. We also expect to increase the size of our general and administrative functions to support the growth of our business. As a result, we expect that our general and administrative expenses will increase in absolute dollars but may fluctuate as a percentage of total revenue from period to period.

Other expenses, net

Other expenses, net consists primarily of interest expense on our bank borrowings partially offset by interest income on corporate funds invested in money market instruments and highly liquid short-term investments.

Provision for income taxes

Provision for income taxes consists primarily of income taxes related to certain foreign and state jurisdictions in which we conduct business. For U.S. federal income tax purposes and in certain foreign and state jurisdictions, we have NOL carryforwards. The foreign jurisdictions in which we operate have different statutory tax rates than those of the United States. Additionally, certain of our foreign earnings may also be currently taxable in the United States. Accordingly, our effective tax rate will vary depending on the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate.

Results of operations

The following table summarizes our historical consolidated statement of operations data. The period-to-period comparison of operating results is not necessarily indicative of results for future periods.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Revenue	$91,867	$112,103	$25,584	$33,174
Cost of revenue(1)	21,937	27,023	5,925	7,480

Gross profit	69,930	85,080	19,659	25,694

Operating expenses:
Sales and marketing(1)	45,928	60,740	14,136	15,762
Research and development(1)	42,485	43,123	10,832	10,921
General and administrative(1)	19,497	22,204	4,999	6,466

Total operating expenses	107,910	126,067	29,967	33,149

Loss from operations	(37,980)	(40,987)	(10,308)	(7,455)
Interest income	653	245	155	1
Interest expense	(1,489)	(1,612)	(360)	(762)
Change in fair value of financial instrument	-	-	-	4,413
Other expense	(52)	(208)	(21)	(203)

Loss before provision for income taxes	(38,868)	(42,562)	(10,534)	(4,006)
Provision for income taxes	10	28	7	17

Net loss	$(38,878)	$(42,590)	$(10,541)	$(4,023)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue	$82	$191	$22	$73
Sales and marketing	388	838	133	289
Research and development	432	666	71	305
General and administrative	1,169	1,461	369	359

Total stock-based compensation expense	$2,071	$3,156	$595	$1,026

Revenue by geographic region

The composition of our revenue by geographic region during the years ended December 31, 2018 and 2019, for the three months ended March 31, 2019 and 2020 were as follows:

	Year Ended December 31,		Change		Three Months Ended March 31,		Change
	2018	2019	Amount	%	2019	2020	Amount	%
	(dollars in thousands)				(dollars in thousands)
Revenue
Americas – U.S.	$75,025	$91,057	$16,032	21.4	$20,611	$26,733	$6,122	29.7
Americas – other	3,000	3,761	761	25.4	961	1,100	139	14.5
EMEA	6,123	7,370	1,247	20.4	1,751	2,442	691	39.5
APAC	7,719	9,915	2,196	28.4	2,261	2,899	638	28.2

Total Revenue	$91,867	$112,103	$20,236	22.0	$25,584	$33,174	$7,590	29.7

Comparison of three months ended March 31, 2019 and March 31, 2020

Revenue

The components of our revenue during the three months ended March 31, 2019 and 2020 were as follows:

	Three Months Ended March 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Revenue
Subscription solutions	$19,248	$23,554	$4,306	22.4%
Partner and services	6,336	9,620	3,284	51.8%

Total revenue	$25,584	$33,174	$7,590	29.7%

Revenue increased $7.6 million, or 29.7%, from $25.6 million for the three months ended March 31, 2019 to $33.2 million for the three months ended March 31, 2020, as a result of increases in both subscription solutions and partner and services revenue. Subscription solutions revenue increased $4.3 million, or 22.4%, from $19.2 million for the three months ended March 31, 2019 to $23.6 million for the three months ended March 31, 2020, primarily due to growth in subscription sales. Partner and services revenue increased $3.3 million, or 51.8%, from $6.3 million for the three months ended March 31, 2019 to $9.6 million for the three months ended March 31, 2020, primarily as a result of increases in revenue-sharing activity with our technology partners and improved monetization of partner revenue share. Increased ecommerce activity in March 2020 in connection with the COVID-19 pandemic contributed approximately $0.2 million to this growth.

Cost of revenue, gross profit, and gross margin

Cost of revenue, gross profit, and gross margin during the three months ended March 31, 2019 and 2020 were as follows:

	Three Months Ended March 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Cost of revenue	$5,925	$7,480	$1,555	26.2
Gross profit	$19,659	$25,694	$6,035	30.7
Gross margin	76.8%	77.5%

Cost of revenue increased $1.6 million, or 26.2%, from $5.9 million for the three months ended March 31, 2019 to $7.5 million for the three months ended March 31, 2020, primarily as a result of higher hosting costs resulting from increased transactions processed and higher personnel costs. Headcount for such personnel as of March 31, 2020 was 185 compared to 151 as of March 31, 2019. Gross margin increased to 77.5% during the three months ended March 31, 2020 from 76.8% during the three months ended March 31, 2019.

Operating expenses

Sales and marketing

Sales and marketing expenses during the three months ended March 31, 2019 and 2020 were as follows:

	Three Months Ended March 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Sales and marketing	$14,136	$15,762	$1,626	11.5
Percentage of revenue	55.3%	47.5%

Sales and marketing expenses increased $1.6 million, or 11.5%, from $14.1 million for the three months ended March 31, 2019 to $15.8 million for the three months ended March 31, 2020, primarily due to higher staffing costs. Total sales and marketing headcount as of March 31, 2020 was 191 compared to 167 as of March 31, 2019. As a percentage of total revenue, sales and marketing expenses decreased to 47.5% during the three months ended March 31, 2020 from 55.3% during the three months ended March 31, 2019, primarily due to increased operating leverage from revenue growth.

Research and development

Research and development expenses during the three months ended March 31, 2019 and 2020 were as follows:

	Three Months Ended March 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Research and development	$10,832	$10,921	$89	0.8
Percentage of revenue	42.3%	32.9%

Research and development expenses were relatively unchanged in absolute dollars from period to period but declined as a percentage of revenue. This decline reflects our leverage of previous enhancements to our platform capabilities and prior development of new product offerings. By opening and expanding an engineering center in Kyiv, Ukraine in 2019, we increased our lower-cost development capacity driving leverage in research and development spend as a percentage of revenue.

General and administrative

General and administrative expenses during the three months ended March 31, 2019 and 2020 were as follows:

	Three Months Ended March 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
General and administrative	$4,999	$6,466	$1,467	29.3
Percentage of revenue	19.5%	19.5%

General and administrative expenses increased $1.5 million, or 29.3%, from $5.0 million for the three months ended March 31, 2019 to $6.5 million for the three months ended March 31, 2020. The increase was primarily due to increased staffing and fees associated with preparation for our initial public offering. Total general and administrative headcount as of March 31, 2020 was 136 compared to 96 as of March 31, 2019.

Interest income

Interest income was insignificant for the three month periods ended March 31, 2019 and 2020.

Interest expense

Interest expense increased $0.3 million, or 90.8%, from $0.4 million for the three months ended March 31, 2019 to $0.8 million for the three months ended March 31, 2020, primarily as a result of increased bank borrowings used to fund operations.

Change in fair value of financial instrument

The increase of $4.4 million in the fair value of financial instrument in the three months ended March 31, 2020 was the result of a decrease in fair value of the embedded lenders’ put option on our 2020 Convertible Term Loan.

Other expense

Other expense was insignificant for the three month periods ended March 31, 2019 and 2020.

Provision for income taxes

Our provision for income taxes was insignificant in the three months ended March 31, 2019 and 2020.

Comparison of years ended December 31, 2018 and December 31, 2019

Revenue

The components of our revenue during the years ended December 31, 2018 and 2019 were as follows:

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(dollars in thousands)
Revenue
Subscription solutions	$70,484	$82,689	$12,205	17.3
Partner and services	21,383	29,414	8,031	37.6

Total revenue	$91,867	$112,103	$20,236	22.0

Revenue increased $20.2 million, or 22%, from $91.9 million in 2018 to $112.1 million in 2019, as a result of increases in both subscription solutions and partner and services revenue. Subscription solutions revenue increased $12.2 million, or 17.3%, from $70.5 million in 2018 to $82.7 million in 2019, primarily due to the increase in mid-market and large enterprise customers and our international expansion efforts. Partner and services revenue increased $8.0 million, or 37.6%, from $21.4 million in 2018 to $29.4 million in 2019, primarily as a result of increases in revenue-sharing activity with our technology partners.

Cost of revenue, gross profit, and gross margin

Cost of revenue, gross profit, and gross margin during the years ended December 31, 2018 and 2019 are as follows:

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(dollars in thousands)
Cost of revenue	$21,937	$27,023	$5,086	23.2
Gross profit	$69,930	$85,080	$15,150	21.7
Gross margin	76.1%	75.9%

Cost of revenue increased $5.1 million, or 23.2%, from $21.9 million in 2018 to $27.0 million in 2019, primarily as a result of increases in personnel-related costs (including stock-based compensation expense), for personnel involved in providing customer support and professional services. Headcount for such personnel as of December 31, 2019 was 180 compared to 145 as of December 31, 2018. Gross margin decreased to 75.9% during 2019 from 76.1% during 2018.

Operating expenses

Sales and marketing

Sales and marketing expenses during the years ended December 31, 2018 and 2019 were as follows:

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(dollars in thousands)
Sales and marketing	$45,928	$60,740	$14,812	32.3
Percentage of revenue	50.0%	54.2%

Sales and marketing expenses increased $14.8 million, or 32.3%, from $45.9 million in 2018 to $60.7 million in 2019, primarily due to an increase of $11.1 million in personnel-related costs (including stock-based compensation expense), for personnel engaged in acquiring new customers and marketing our products and services. Total sales and marketing headcount as of December 31, 2019 was 181 compared to 155 as of December 31, 2018. The increase was also attributed to a $3.3 million increase in marketing program spend to continue the promotion of our products and services globally.

As a percentage of total revenue, sales and marketing expenses increased to 54.2% during 2019 from 50.0% during 2018, primarily due to investments in sales and marketing teams in London, UK and Sydney, Australia.

Research and development

Research and development expenses during the years ended December 31, 2018 and 2019 were as follows:

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(dollars in thousands)
Research and development	$42,485	$43,123	$638	1.5
Percentage of revenue	46.2%	38.5%

Research and development expenses were relatively unchanged in absolute dollars from period to period but declined as a percentage of revenue. Research and development expenses declining as a percentage of revenue is reflective of our leveraging the previous enhancements to our platform capabilities and prior development of new product offerings. By opening and expanding an engineering center in Kyiv, Ukraine in 2019, we increased our lower-cost development capacity, further driving leverage in research and development spend as a percentage of revenue.

General and administrative

General and administrative expenses during the years ended December 31, 2018 and 2019 were as follows:

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(dollars in thousands)
General and administrative	$19,497	$22,204	$2,707	13.9
Percentage of revenue	21.2%	19.8%

General and administrative expenses increased $2.7 million, or 13.9%, from $19.5 million in 2018 to $22.2 million in 2019. The increase was primarily due to an increase of $2.4 million in personnel-related expense (including stock-based compensation expense), resulting from the hiring of additional general and administrative personnel. Total general and administrative headcount as of December 31, 2019 was 139 compared to 111 as of December 31, 2018.

Interest income

Interest income decreased $0.4 million, or 62.5%, from $0.7 million in 2018 to $0.2 million in 2019, primarily as a result of lower balances in marketable securities.

Interest expense

Interest expense increased $0.1 million, or 8.3%, from $1.5 million in 2018 to $1.6 million in 2019, primarily as a result of increased bank borrowings used to fund operations.

Other expense

Other expense was insignificant in the years ended December 31, 2018 and 2019.

Provision for income taxes

Our provision for income taxes was insignificant in the years ended December 31, 2018 and 2019.

Quarterly results of operations

The following tables set forth our unaudited quarterly consolidated statement of operations data in dollars and as a percentage of our revenue for each of the last nine quarters of the period ended March 31, 2020. The unaudited quarterly consolidated statement of operations data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information. The results of historical quarters are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Revenue	$20,977	$22,250	$23,375	$25,265	$25,584	$27,235	$28,264	$31,020	$33,174
Cost of revenue(1)(2)	5,142	4,963	5,739	6,093	5,925	6,227	6,806	8,065	7,480

Gross profit	15,835	17,287	17,636	19,172	19,659	21,008	21,458	22,955	25,694

Operating expenses:
Sales and marketing(1)(2)	9,904	11,209	12,258	12,557	14,136	15,963	15,346	15,295	15,762
Research and development(1)(2)	9,160	10,657	11,450	11,218	10,832	10,468	10,862	10,961	10,921
General and administrative(1)(2)	4,041	5,065	4,868	5,523	4,999	5,222	5,527	6,456	6,466

Total operating expenses	23,105	26,931	28,576	29,298	29,967	31,653	31,735	32,712	33,149

Loss from operations	(7,270)	(9,644)	(10,940)	(10,126)	(10,308)	(10,645)	(10,277)	(9,757)	(7,455)
Interest income	-	179	144	330	155	86	4	-	1
Interest expense	(331)	(342)	(319)	(497)	(360)	(410)	(359)	(483)	(762)
Change in fair value of financial instrument	-	-	-	-	-	-	-	-	4,413
Other income (expense)	7	17	(48)	(28)	(21)	(56)	(86)	(45)	(203)

Loss before provision for income taxes	(7,594)	(9,790)	(11,163)	(10,321)	(10,534)	(11,025)	(10,718)	(10,285)	(4,006)
Provision for income taxes	2	2	3	3	7	7	7	7	17

Net loss	$(7,596)	$(9,792)	$(11,166)	$(10,324)	$(10,541)	$(11,032)	$(10,725)	$(10,292)	$(4,023)

(1)	Includes stock-based compensation as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Cost of revenue	$18	$19	$19	$26	$22	$37	$62	$70	$73
Sales and marketing	95	86	86	121	133	198	241	266	289
Research and development	97	84	97	154	71	158	186	251	305
General and administrative	298	294	287	290	369	428	326	338	359

Total stock-based compensation expense	$508	$483	$489	$591	$595	$821	$815	$925	$1,026

(2)	Includes depreciation and amortization as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Cost of revenue	$110	$118	$109	$129	$142	$157	$177	$240	$296
Sales and marketing	100	119	123	136	152	172	180	226	288
Research and development	126	142	141	152	148	154	146	166	176
General and administrative	76	80	84	99	91	100	132	186	147

Total depreciation and amortization	$412	$459	$457	$516	$533	$583	$635	$818	$907

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenue:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Revenue:	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	24.5	22.3	24.6	24.1	23.2	22.9	24.1	26.0	22.5
Gross margin	75.5	77.7	75.4	75.9	76.8	77.1	75.9	74.0	77.5
Operating expenses:
Sales and marketing	47.2	50.4	52.4	49.7	55.3	58.6	54.3	49.3	47.5
Research and development	43.7	47.9	49.0	44.4	42.3	38.4	38.4	35.3	32.9
General and administrative	19.3	22.8	20.8	21.9	19.5	19.2	19.6	20.8	19.5
Total operating expenses	110.1	121.0	122.3	116.0	117.1	116.2	112.3	105.4	99.9

Loss from operations	(34.7)	(43.3)	(46.8)	(40.1)	(40.3)	(39.1)	(36.4)	(31.4)	(22.5)
Interest income	-	0.8	0.6	1.3	0.6	0.3	-	-	-
Interest expense	(1.6)	(1.5)	(1.4)	(2.0)	(1.4)	(1.5)	(1.3)	(1.6)	(2.3)
Change in fair value of financial instrument	-	-	-	-	-	-	-	-	13.3
Other expense	-	0.1	(0.2)	(0.1)	(0.1)	(0.2)	(0.3)	(0.1)	(0.6)

Loss before provision for income taxes	(36.2)	(44.0)	(47.8)	(40.9)	(41.2)	(40.5)	(38.0)	(33.1)	(12.1)
Provision for income taxes	-	-	-	-	-	-	-	-	-

Net loss	(36.2)%	(44.0)%	(47.8)%	(40.9)%	(41.2)%	(40.5)%	(38.0)%	(33.1)%	(12.1)%

The following table sets forth our adjusted EBITDA for each of the periods indicated:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Adjusted EBITDA(1)	$(6,343)	$(8,685)	$(10,042)	$(9,047)	$(9,201)	$(9,297)	$(8,913)	$(8,059)	$(5,725)

(1)	This financial measure is not calculated in accordance with GAAP. See “Selected Financial Data—Non-GAAP financial measures” for information regarding our use of this non-GAAP financial measure.

Reconciliation of net loss to adjusted EBITDA

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Net loss	$(7,596)	$(9,792)	$(11,166)	$(10,324)	$(10,541)	$(11,032)	$(10,725)	$(10,292)	$(4,023)
Stock-based compensation expense	508	483	489	591	595	821	815	925	1,026
Depreciation and amortization	412	459	457	516	533	583	635	818	907
Interest income	-	(179)	(144)	(330)	(155)	(86)	(4)	-	(1)
Interest expense	331	342	319	497	360	410	359	483	762
Change in fair value of financial instrument	-	-	-	-	-	-	-	-	(4,413)
Provision for income taxes	2	2	3	3	7	7	7	7	17

Adjusted EBITDA	$(6,343)	$(8,685)	$(10,042)	$(9,047)	$(9,201)	$(9,297)	$(8,913)	$(8,059)	$(5,725)

Quarterly trends

Quarterly revenue and gross profit trends

Our quarterly revenue and gross profit increased sequentially for each period presented, primarily due to sales of new subscription solutions to our platform as well as the growth of partner and services revenue.

Quarterly operating expense trends

Total operating expenses increased sequentially for all periods presented primarily due to increases in personnel in connection with the expansion of our business as well as additional sales and marketing initiatives to attract new customers.

Liquidity and capital resources

We have incurred losses since our inception. Our operations have been financed primarily through net proceeds from the sale of convertible preferred stock and borrowings under our debt instruments. As of March 31, 2020, we had an accumulated deficit of $280.7 million, working capital of $25.5 million, $34.1 million in cash and cash equivalents and restricted cash, and no availability under our A&R Credit Facility.

Our short-term liquidity needs primarily include working capital for sales and marketing, research and development, and continued innovation. We have generated significant operating losses and negative cash flows from operations as reflected in our accumulated deficit and condensed consolidated statements of cash flows. We expect to continue to incur operating losses and negative cash flows from operations in the future and may require additional capital resources to execute strategic initiatives to grow our business. Our future capital requirements will depend on many factors, including our growth rate, levels of revenue, the expansion of sales and marketing activities, market acceptance of our platform, the results of business initiatives, the timing of new product introductions, and the impact of the COVID-19 pandemic on the global economy and our business, financial condition, and results of operations. As the impact of the COVID-19 pandemic on the global economy and our operations evolves, we will continue to assess our liquidity needs.

We believe that our existing cash and cash equivalents, our cash flows from operating activities, and our borrowing capacity under our credit facilities will be sufficient to meet our working capital and capital expenditure needs and debt service obligations for at least the next twelve months. In the future, we may attempt to raise additional capital through the sale of additional equity or debt financing. The sale of additional equity would be dilutive to our stockholders. Additional debt financing could result in increased debt service obligations and more restrictive financial and operational covenants. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Net cash used in operating activities	$(30,591)	$(39,969)	$(11,126)	$(9,990)
Net cash (used in) provided by investing activities	$(26,517)	$17,871	$10,991	$(597)
Net cash provided by financing activities	$64,236	$17,351	$3,383	$35,549

As of December 31, 2019, we had $9.2 million in cash, cash equivalents, and restricted cash, a decrease of $4.7 million compared to $13.9 million in 2018. As of March 31, 2020, we had $34.1 million in cash, cash equivalents, and restricted cash, an increase of $17.0 million compared to $17.1 million as of March 31, 2019. Cash and cash equivalents consist of highly-liquid investments with original maturities of less than three months. Restricted cash consists of security deposits for future chargebacks and amounts on deposit with certain financial institutions. We maintain cash account balances in excess of FDIC-insured limits.

Operating activities

Net cash used in operating activities for the three months ended March 31, 2019 and 2020 was $11.1 million and $10.0 million, respectively. This consisted primarily of our net losses adjusted for certain non-cash items including depreciation and amortization, stock based compensation, debt discount amortization, bad debt expense, and the effect of changes in working capital.

Net cash used in operating activities for the years ended December 31, 2018 and 2019 was $30.6 million and $40.0 million, respectively. This consisted primarily of our net losses adjusted for certain non-cash items including depreciation and amortization, stock-based compensation, debt discount amortization, bad debt expense, and the effect of changes in working capital.

Investing activities

Net cash provided by investing activities during the three months ended March 31, 2019 was $11.0 million. It consisted primarily of purchases of property and equipment of $1.2 million, partially offset by proceeds from the maturities and sale of marketable securities of $12.2 million.

Net cash used in investing activities during the three months ended March 31, 2020 was $0.6 million. It consisted primarily of purchases of property and equipment of $0.6 million.

Net cash used in investing activities during the year ended December 31, 2018 was $26.5 million. It consisted primarily of purchases of marketable securities of $33.6 million and purchases of property and equipment of $3.3 million, partially offset by proceeds from the maturities and sale of marketable securities of $10.4 million.

Net cash provided by investing activities during the year ended December 31, 2019 was $17.9 million. It consisted primarily of proceeds from the sale and maturity of marketable securities of $23.5 million, partially offset by purchases of property and equipment of $5.6 million.

Financing activities

Net cash provided by financing activities during the three months ended March 31, 2019 and 2020 was $3.4 million and $35.5 million, respectively. In the three months ended March 31, 2019, bank borrowings provided $3.8 million, and issuance of shares of Series 1 common stock pursuant to the exercise of stock options provided $0.1 million, partially offset by debt repayments of $0.5 million. In the three months ended March 31, 2020, bank borrowings provided $40.7 million, and issuance of shares of Series 1 common stock pursuant to the exercise of stock options provided $0.4 million, partially offset by debt repayments of $5.6 million.

Net cash provided by financing activities during the years ended December 31, 2018 and 2019 was $64.2 million and $17.4 million, respectively. In the year ended December 31, 2018, $63.6 million was provided by the issuance of convertible preferred stock and the issuance of shares of Series 1 common stock pursuant to the exercise of stock options of $0.6 million. In the year ended December 31, 2019, bank borrowings provided $18.5 million, and issuance of shares of Series 1 common stock pursuant to the exercise of stock options provided $0.9 million, slightly offset by debt repayments of $2.0 million.

Indebtedness

Credit facility

On October 27, 2017, we entered into our Credit Facility with SVB, which we subsequently amended in August 2018 and June 2019. The Credit Facility provided a $25.0 million revolving line of credit with a maturity date of October 27, 2021 (the “Revolving Line”), a $5.0 million term loan with a maturity date of September 1, 2021 (the “2018 Term Loan”), and an undrawn $5.0 million term loan.

In February 2020, we entered into the A&R Credit Facility, which amended and restated the Credit Facility. Among other amendments, the A&R Credit Facility reduced the amount available under the Revolving Line by $5.0 million to $20.0 million, effective concurrent with the funding of the 2020 Convertible Term Loan. The Revolving Line will be further reduced to $10.0 million on September 30, 2020. As of March 31, 2020, we had $20.0 million outstanding under the Revolving Line and $2.8 million outstanding under the 2018 Term Loan, respectively. We were in compliance with all A&R Credit Facility covenants as of March 31, 2020. Our obligations under the A&R Credit Facility are secured by substantially all of our assets.

The A&R Credit Facility contains various covenants, which include: (1) a minimum recurring revenue covenant, (2) a minimum liquidity covenant, (3) a covenant limiting our ability to incur additional indebtedness, and

(4) a covenant limiting our ability to dispose of assets. The A&R Credit Facility also contains other specifically-defined restrictions on our activities, including a restricted payments covenant that limits dividends, investments, and certain distributions.

Borrowings under the Revolving Line bear interest at the greater of the prime rate then in effect or 3.25%. Borrowings under the 2018 Term Loan bear interest at the prime rate plus 0.25%. Interest under the A&R Credit Facility is calculated on a 360-day year basis and is payable monthly. The weighted-average interest rate was 5.2% and 5.3% for the Revolving Line during the years ended December 31, 2018 and 2019, respectively. The weighted-average interest rate was 5.2% and 5.3% for the 2018 Term Loan, during the years ended December 31, 2018 and 2019, respectively. The A&R Credit Facility is subject to customary fees for loan facilities of this type, including ongoing commitment fees at a rate of 0.25% per annum on the daily undrawn balance of the Revolving Line.

2017 convertible term loan

On October 27, 2017, we entered into a contingent convertible debt agreement (the “2017 Convertible Term Loan”) with SVB providing for a term loan of $20.0 million. The 2017 Convertible Term Loan maturity date is October 27, 2022. Our obligations under the 2017 Convertible Term Loan are secured by substantially all of our assets.

The 2017 Convertible Term Loan provides the option to convert the outstanding principal, plus accrued and unpaid interest, into shares of our Series F preferred stock at a conversion price of $3.059 per share. Although the conversion is at the lenders’ option immediately prior to the closing of this offering or a liquidity event, the lenders have indicated that they will exercise their option to convert the 2017 Convertible Term Loan as of immediately prior to the closing of this offering. The 2017 Convertible Term Loan also provides lenders the right to purchase Series F preferred stock at $3.059 per share in an aggregate amount of principal previously repaid (the “Purchase Right”).

The 2017 Convertible Term Loan contains restrictive covenants, including limits on additional indebtedness, liens, asset dispositions, dividends, investments, and distributions. We were in compliance with all covenants under the 2017 Convertible Term Loan as of December 31, 2018 and 2019.

The interest rate for the 2017 Convertible Term Loan is the prime rate then in effect plus a margin of: (a) 2.0% prior to January 1, 2021; (b) 4.0% from January 1, 2021 and prior to January 1, 2022; and (c) 6.0% from and after January 1, 2022. Interest is calculated on the outstanding principal on a 360-day year basis, payable monthly. The weighted-average interest rate was 4.9% and 5.4% for the 2017 Convertible Term Loan during the years ended December 31, 2018 and 2019, respectively. The 2017 Convertible Term Loan is subject to customary fees for loan facilities of this type. As of March 31, 2020, we had $19.0 million outstanding under the 2017 Convertible Term Loan.

2020 convertible term loan

On February 28, 2020, we entered into a contingent convertible debt agreement (the “2020 Convertible Term Loan”) with SVB pursuant to which we borrowed a term loan of $35.0 million. The 2020 Convertible Term Loan maturity date is February 28, 2025. Our obligations under the 2020 Convertible Term Loan are secured by substantially all of our assets.

The 2020 Convertible Term Loan provides the option to convert the outstanding principal, plus accrued and unpaid interest, into shares of our common stock at a conversion price of $3.80 per share. In addition to the conversion shares on the outstanding principal, the 2020 Convertible Term Loan requires a deficiency payment if the value of the conversion shares does not meet an applicable required minimum return of (a) 1.25 if converted within 18 months of the agreement, (b) 1.32 if converted between 18 months and 24 months, and (c) 1.55 if converted between 24 months and maturity. The deficiency payment, at the election of the lenders, will be settled either (i) by issuance of additional shares of common stock equal to the difference between the minimum return and the conversion value or (ii) in cash in a single installment in the amount of such difference. Although the conversion is at the lenders’ option immediately prior to the closing of this offering or a liquidity event, the lenders have indicated that they will exercise their option to convert the 2020 Convertible Term Loan as of immediately prior to the closing of this offering.

The 2020 Convertible Term Loan contains restrictive covenants, including limits on additional indebtedness, liens, asset dispositions, dividends, investments, and distributions.

The interest rate for the 2020 Convertible Term Loan is: (a) 4.5% prior to January 1, 2022; (b) 6.5% from January 1, 2022 and prior to January 1, 2023; (c) 8.5% from January 1, 2023 and prior to January 1, 2024; and (d) 10.5% from and after January 1, 2024. Interest is calculated on the outstanding principal on a 360-day year basis, payable monthly. As of March 31, 2020, we had $35.0 million outstanding under the 2020 Convertible Term Loan. We were in compliance with all 2020 Convertible Term Loan covenants as of March 31, 2020.

Mezzanine facility

On February 28, 2020, we entered into a mezzanine loan and security agreement (the “Mezzanine Facility”) with WestRiver Innovation Lending Fund VIII, L.P. providing for a term loan of $10.0 million with a draw period that expires on September 30, 2020. We have not drawn any amounts under the Mezzanine Facility. The Mezzanine Facility maturity date is March 1, 2023. Our obligations under the Mezzanine Facility are secured by substantially all of our assets. The Mezzanine Facility contains restrictive covenants, including limits on additional indebtedness, liens, asset dispositions, dividends, investments, and distributions. We were in compliance with all Mezzanine Facility covenants as of March 31, 2020.

Borrowings under the Mezzanine Facility bear interest at the greater of (i) 10.0% or (ii) the prime rate then in effect plus 5.25%. Interest is calculated on the outstanding principal on a 360-day year basis, payable monthly.

Contractual obligations

Our principal commitments consist of (1) obligations under our A&R Credit Facility, our 2017 Convertible Term Loan, our 2020 Convertible Term Loan, and our Mezzanine Facility, (2) operating leases for office space, and (3) purchase obligations with certain technology providers used to host our platform. The following table summarizes our commitments to settle contractual obligations as of December 31, 2019.

		Payments Due by Period
	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
	(in thousands)
Long term debt obligations	$40,950	$2,394	$38,556	$–	$–
Lease obligations	22,203	3,643	6,940	4,686	6,934
Purchase obligations	13,523	2,603	10,920	–	–

Total contractual obligations	$76,676	$8,640	$56,416	$4,686	$6,934

Because we entered into the 2020 Convertible Term Loan and the Mezzanine Facility after December 31, 2019, our principal commitments under such facilities are not reflected in the table above.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2018 and 2019 or as of March 31, 2020.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. We also make estimates and assumptions on the reported revenue generated and reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

While our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Revenue recognition

We recognize revenue from two sources: (1) subscription solutions revenue and (2) partner and services revenue.

Subscription solutions revenue consists of: (1) platform subscription fees, (2) recurring professional services, and (3) sales of SSL certificates. We generally recognize platform subscription fees and recurring professional services revenue in the month they are earned. We begin revenue recognition on the date that our service is made available to our customers. We recognize SSL certificates revenue ratably over the term of the certificates. Fixed monthly fees and any overage charges related to subscription solutions are recognized as revenue in the month they are earned.

Partner and services revenue is derived from: (1) revenue-sharing arrangements, (2) technology integrations, (3) partner marketing and promotion, and (4) non-recurring professional services. We recognize revenue on a net basis from revenue-sharing arrangements when the underlying transaction occurs. We recognize revenue from technology integration fees ratably over the contract term because technology integration and platform access are deemed to be a single performance obligation. Revenue from partner marketing and promotion and non-recurring professional services is recognized as the service is performed.

We adopted Financial Accounting Standards Board (“FASB”), Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“Topic 606”), effective January 1, 2018, using the full retrospective method of adoption. As such, the consolidated financial statements present revenue in accordance with Topic 606 for the period presented. Topic 606 requires us to identify distinct performance obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. When distinct performance obligations exist, we allocate the contract transaction price to each distinct performance obligation. The standalone selling price, or our best estimate of standalone selling price, is used to allocate the transaction price to the separate performance obligations. We recognize revenue when, or as, the performance obligation is satisfied.

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Also, significant judgment may be required to determine the allocation of transaction price to each distinct performance obligation.

Effective January 1, 2018, we recorded an increase to deferred commissions in the amount of $2.1 million, an increase to deferred revenue in the amount of $0.9 million, and an adjustment to opening accumulated deficit of $1.2 million due to the cumulative impact of adopting this new guidance.

Deferred costs

Deferred costs include deferred sales commissions that are incremental costs of obtaining customer contracts. Sales commissions are not paid on subscription renewal. We amortize deferred sales commissions ratably over the estimated period of our relationship with customers of approximately four years. Based on historical experience, we determine the average life of our customer relationship by taking into consideration our customer contracts and the estimated technological life of our platform and related significant features.

Equity-based compensation

We have granted stock options to certain employees, consultants, and members of our board of directors. Stock-based compensation is measured based on the fair value of the awards on the grant date. It is recognized in our consolidated statements of operations over the period the recipient is required to perform services in exchange for the award. This period is generally the vesting period.

We estimate the fair value of stock options granted using the Black-Scholes option-pricing model. Our option-pricing model requires the input of highly subjective assumptions, including: (1) the fair value of the underlying shares, (2) the expected term of the awards, (3) the expected volatility of the price of our shares, (4) risk-free interest rates, and (5) the expected dividend yield of our shares. These estimates involve inherent uncertainties and the application of judgment.

The assumptions are based on the following:

•

Expected volatility. Since we have no significant trading history by which to determine the volatility of our stock price, we estimate volatility for option grants by evaluating the average historical volatility of peer group companies for the period immediately preceding the option grant.

•	Risk-free interest rate. The risk-free interest rate was based on the United States Treasury zero-coupon issues with remaining terms similar to the expected term of the options.

•

Dividend yield. We used an expected dividend yield of zero. We have never declared or paid any cash dividends on our common stock and do not plan to pay cash dividends on our common stock in the foreseeable future.

•

Average expected life. We elected to use the simplified method to compute the expected term. We have limited history of exercise activity and our stock options meet the criteria of “plain-vanilla” options as defined by the SEC. The simplified method calculates the expected term by taking the average of the vesting term and the original contractual term of the awards.

•

Fair value of common stock. Given the absence of an active market for our shares of common stock prior to our initial public offering, we estimated the fair value of our shares of common stock as discussed below.

•

Forfeiture. We estimate the expected forfeiture rate and only recognize expense for those shares of common stock expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

If any assumptions used in the Black-Scholes option-pricing model change significantly, stock option compensation expense for future awards may differ materially compared with the expense for awards granted previously.

Share valuations

Given the absence of an active market for our shares of common stock prior to our initial public offering, the fair value of the shares of common stock underlying our stock options was determined by our board of directors. Our board of directors intends all options to be exercisable at the fair value of our shares of common stock on the grant date. Such estimates will not be necessary once the underlying shares begin trading. Valuations of our shares of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used in the valuation models were based on future expectations and management judgment, including input from management on the following factors:

•	contemporaneous valuations performed at periodic intervals by independent, third-party specialists;

•	our actual operating results and financial performance;

•	the prices, preferences, and privileges of shares of our convertible preferred stock relative to shares of our common stock;

•	current business conditions and projections;

•	stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions and the nature and history of our business;

•	market multiples of comparable companies in our industry;

•	industry information such as market size and growth;

•	secondary sales of our shares in arm’s length transactions;

•	adjustments, if any, necessary to recognize a lack of marketability for our shares; and

•	macroeconomic conditions.

Prior to December 31, 2018, the enterprise value of our business was determined using the income approach and the market comparable approach, which were weighted equally.

The income approach estimates value based on the expectation of future cash flows that a company will generate, such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These future cash flows are risk-adjusted and discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business.

The market-based approach considers multiples of financial metrics based on a selected peer group of publicly traded technology companies. The peer group of companies was selected based on their similarity to us relative to size, business model, industry, business description, and developmental stage.

Discounted cash flows and a revenue multiple were used to determine our enterprise value under the income approach and market-based approach. From the enterprise value, we add cash and subtract debt to determine our equity value. Once the equity value is determined, this value is allocated among the various classes of equity securities to arrive at the fair value of our shares of common stock.

We also discounted the value of our shares of common stock to recognize the lack of marketability and illiquidity of private company stock since the shares are privately owned and closely held. We considered additional factors when determining any changes in fair value between the most recent valuation report and the grant dates. When available, these factors included the prices paid in any recent transactions involving our equity securities, as well as our operating and financial performance, current industry conditions, and the market performance of comparable publicly traded companies.

Beginning on January 1, 2019, we applied the hybrid method, which combines the income approach, market-based approach, and the probability-weighted expected return method (“PWERM”) to determine the value of our shares of common stock. We made this change as greater clarity developed regarding a possible initial public offering or other liquidity event. Under the PWERM, the value of our shares of common stock is estimated based on the analysis of future values for the enterprise assuming various possible future events, such as an initial public offering. The future value was discounted to its present value using an appropriate risk-adjusted rate based on our stage of development. Additionally, we applied a discount for lack of marketability. The allocation to each share class is based upon the Black-Scholes options-pricing model as well as the current value method depending on the specific scenario. Under the hybrid method, the per share values calculated under each exit scenario are probability-weighted to determine the fair value of our shares of common stock.

In the course of preparing our financial statements, we subsequently considered the time span between the date of the most recent third-party valuations of our common stock and the date of grant of the award, material transactions in our business and subsequently received updated third-party valuations of our common stock. Taking these matters into account and with the benefit of hindsight, we determined for financial reporting purposes that the fair value of our common stock on certain occasions was instead equal to the higher fair value as of a subsequent valuation date. As a result, we recorded approximately $0.4 million of additional stock-based compensation expense for the year ended December 31, 2019.

Grants of share-based awards

The following table sets forth by grant date the number of shares of common stock subject to options and restricted stock units granted since January 1, 2019, the per share exercise price of the options, the fair value per common share on each grant date, and the per share estimated fair value of the award:

Grant Date	Award Type	Number of Shares Subject to Grants	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date	Per Share Revised Fair Value of Common Stock on Grant Date
February 27, 2019	Common Stock Option	1,278,447	$1.06	$1.06	$1.38
June 28, 2019	Common Stock Option	2,252,467	$1.09	$1.09	$1.65
August 22, 2019	Common Stock Option	967,632	$1.08	$1.08	$1.93
November 14, 2019	Common Stock Option	2,298,439	$1.29	$1.29	$2.57
March 19, 2020	Common Stock Option	2,996,770	$3.07	$3.07	N/A
May 27, 2020	Restricted Stock Unit	3,647,700	—	$5.17	N/A

Recent accounting pronouncements

A discussion of recent accounting pronouncements is included in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and qualitative disclosures on market risks

Interest rate risk

Our cash, cash equivalents, restricted cash, and marketable securities consist primarily of interest-bearing accounts. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk in the future, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial paper, money market funds, and government and non-government debt securities. Because of the short-term maturities of our cash, cash equivalents, restricted cash, and marketable securities, we do not believe that an increase in market rates would have any significant negative impact on the realized value of our investments. As of March 31, 2020, we held no investments in marketable securities.

In October 2017, we entered into the Credit Facility, which we amended and restated in February 2020. As of March 31, 2020, we had borrowings of $20.0 million outstanding under the Revolving Line, and $2.8 million outstanding under the 2018 Term Loan. Borrowings under the Revolving Line bear interest at the greater of the prime rate then in effect or 3.25%, and borrowings under the 2018 Term Loan bear interest at the prime rate then in effect plus 0.25%. Based upon the balance outstanding as of March 31, 2020, for every 100 basis point increase in the applicable base rate, we would incur approximately $0.2 million and $0.3 million of additional annual interest expense for the Revolving Line and the 2018 Term Loan, respectively. We currently do not hedge interest rate exposure.

In October 2017, we entered into the 2017 Convertible Term Loan. As of March 31, 2020, we had borrowings of $19.0 million outstanding under the 2017 Convertible Term Loan. Borrowings under the 2017 Convertible Term Loan bear interest at the prime rate then in effect plus 2.0% prior to January 1, 2021, 4.0% from January 1, 2021 and prior to January 1, 2022, and 6.0% from and after January 1, 2022. Based upon the balance outstanding as of March 31, 2020, for every 100 basis point increase in the applicable base rate, we would incur approximately $0.2 million of additional annual interest expense for the 2017 Convertible Term Loan.

In February 2020, we entered into the 2020 Convertible Term Loan and the Mezzanine Facility. As of March 31, 2020, we had borrowings of $35.0 million outstanding under the 2020 Convertible Term Loan, and no balance outstanding under the Mezzanine Facility. Borrowings under the 2020 Convertible Term Loan bear interest at (a) 4.5% prior to January 1, 2022; (b) 6.5% from January 1, 2022 and prior to January 1, 2023; (c) 8.5% from January 1, 2023 and prior to January 1, 2024; and (d) 10.5% from and after January 1, 2024. Borrowings under the Mezzanine Facility bear interest at the greater of (i) 10.0% or (ii) the prime rate then in effect plus 5.25%. Based upon the balance outstanding as of March 31, 2020, for every 100 basis points increase in the applicable base rate, we would incur approximately $0.4 million and no additional annual interest expense for the 2020 Convertible Term Loan and the Mezzanine Facility, respectively.

Foreign currency exchange risk

All of our revenue and a majority of our expense and capital purchasing activities for the year ended December 31, 2019 were transacted in U.S. dollars. As we expand our sales and operations internationally, we will be more exposed to changes in foreign exchange rates. Our international revenue is currently collected in U.S. dollars. In the future, as we expand into additional international jurisdictions, we expect that our international sales will be primarily denominated in U.S. dollars. If we decide in the future to denominate international sales in currencies other than the U.S. dollar, unfavorable movement in the exchange rates between the U.S. dollar and the currencies in which we conduct foreign sales could have an adverse impact on our revenue.

A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are subject to fluctuations due to changes in foreign currency exchange rates. In particular, in our Australia and UK-based operations, we pay payroll and other expenses in Australian dollars and British pounds sterling, respectively. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses.

We currently do not hedge foreign currency exposure. We may in the future hedge our foreign currency exposure and may use currency forward contracts, currency options, and/or other common derivative financial instruments to reduce foreign currency risk. It is difficult to predict the effect future hedging activities would have on our operating results.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, marketable securities, restricted cash, and accounts receivable. Our investment policy limits investments to high credit quality securities issued by the U.S. government, U.S. government-sponsored agencies, and highly rated corporate securities, subject to certain concentration limits and restrictions on maturities. Our cash and cash equivalents and restricted cash are held by financial institutions that management believes are of high credit quality. Amounts on deposit may at times exceed FDIC insured limits. We have not experienced any losses on our deposits of cash and cash equivalents, and accounts are monitored by management to mitigate risk. We are exposed to credit risk in the event of default by the financial institutions holding our cash and cash equivalents or an event of default by the issuers of the corporate debt securities we hold.

Emerging growth company status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until those standards apply to private companies. We have not elected to use this extended transition period for complying with new or revised accounting standards. We will remain an emerging growth company until the earliest of: (1) the end of the fiscal year in which the fifth anniversary of the closing of this offering occurs, (2) the first fiscal year after our annual gross revenue exceed $1.07 billion, (3) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities, and (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

Our Business

Overview

BigCommerce is leading a new era of ecommerce. Our software-as-a-service (“SaaS”) platform simplifies the creation of beautiful, engaging online stores by delivering a unique combination of ease-of-use, enterprise functionality, and flexibility. We power both our customers’ branded ecommerce stores and their cross-channel connections to popular online marketplaces, social networks, and offline point-of-sale (“POS”) systems. As of June 1, 2020, we served approximately 60,000 online stores across industries in approximately 120 countries.

BigCommerce operates at the forefront of a world of commerce that is changing rapidly. The transition from physical to digital commerce constitutes one of history’s biggest changes in human behavior, and the pace of change is accelerating. According to eMarketer Inc. (“eMarketer”), retail ecommerce was nonexistent in the early-1990s and grew to approximately 10% of all global retail spending in 2017. They predict it will take just six years for this percentage to more than double to 21% of global retail spending in 2023, as shown in the chart below. The growth in ecommerce has no end in sight.

The adoption of retail ecommerce is accelerating

As commerce moves online, businesses must not only anticipate changing customer expectations, but also deliver engaging and highly personalized experiences across channels, necessitating a continuous process of digital transformation. We are currently witnessing major shifts in device usage from desktop to mobile, in mobile technology from responsive websites to progressive web applications, and in shopping venues from in-store to branded ecommerce sites, marketplaces, and social networks. The entire shopping journey, from product discovery to engagement to purchase and delivery, matters. To best serve their customers in this dynamic digital era, businesses need a platform for cross-channel commerce that nimbly keeps them at the forefront of user experience and innovation.

BigCommerce empowers businesses to turn digital transformation into competitive advantage. We provide a comprehensive platform for launching and scaling an ecommerce operation, including store design, catalog management, hosting, checkout, order management, reporting, and pre-integration into third-party services like payments, shipping, and accounting. All our stores run on a single code base and share a global, multi-tenant architecture purpose-built for security, high performance, and innovation. Our platform serves stores in a wide variety of sizes, product categories, and purchase types, including business-to-consumer (“B2C”) and business-to-business (“B2B”). Our customers include Avery Dennison, Ben & Jerry’s, Burrow, SC Johnson, SkullCandy, Sony, and Woolrich.

When launched in 2009, BigCommerce initially targeted the small business (“SMB”) segment with a simple, low-cost, all-in-one solution delivered through the cloud. Starting in 2015, company leadership transitioned from our original founders to our current chief executive officer and management team. We identified the market opportunity to become the first SaaS platform to combine enterprise-grade functionality, openness, and performance with SMB-friendly simplicity and ease-of-use. We consequently expanded our strategic focus to include the mid-market, which we define as sites with annual online sales between $1 million and $50 million, and large enterprise, which we define as sites with annual online sales from $50 million to billions of dollars. At the time, these segments primarily relied on “legacy software,” whether licensed, open source, or custom-developed. To build a better SaaS alternative, we began a multi-year investment in platform transformation. In the subsequent five years, in nearly every component of our platform, we added advanced functionality and openness using application programming interface (“API”) endpoints. This transformation – beginning with a simple product built for the low-end of the market, then adding advanced functionality and performance to compete in the mid-market and large enterprise segments – is classic disruptive innovation.

We strive to provide the world’s best SaaS ecommerce platform for all stages of customer growth. As of June 1, 2020, BuiltWith.com (“BuiltWith”) ranked us the world’s second most-used SaaS ecommerce platform and top five overall among the top one million sites globally by traffic, which we believe consists primarily of established SMBs. We also were ranked the second most-used SaaS ecommerce platform among the top 100,000 sites globally by traffic, which we believe consists primarily of mid-market and large enterprise businesses. For the mid-market and large enterprise segments, we believe we are differentiated because our platform combines three elements not typically offered together:

•	Multi-tenant SaaS. The speed, ease-of-use, high-performance, and continuously-updated benefits associated with multi-tenant SaaS.

•	Enterprise functionality. Enterprise-grade functionality capable of supporting sophisticated use cases and significant sales volumes.

•	Open SaaS. Platform-wide APIs that enable businesses to customize their sites and integrate with external applications and services.

We believe this powerful combination makes ecommerce success at scale more economically and operationally achievable than ever before.

We have become a leader in both branded-site and cross-channel commerce. Cross-channel commerce involves the integration of a customer’s commerce capabilities with other sites—online and offline—where consumers and businesses make their purchases. We offer free, direct integrations with leading social networks such as Facebook and Instagram, search engines such as Google, online marketplaces such as Amazon and eBay, and POS platforms such as Square, Clover (a Fiserv company), and Vend. A dynamic and growing cross-channel category is “headless commerce,” which refers to the integration of a back-end commerce platform like ours with a front-end user experience separately created in a content management system (“CMS”) or design framework. The most dynamic and interactive online user experiences are often created using these tools. We integrate seamlessly with the leading CMSs, digital experience platforms, design frameworks, and custom front ends.

Partners are essential to our open strategy. We believe we possess one of the deepest and broadest ecosystems of integrated technology solutions in the ecommerce industry. We strategically partner with, rather than compete against, the leading providers in adjacent categories, including payments, shipping, POS, CMS, customer relationship management (“CRM”), and enterprise resource planning (“ERP”). Our partner-centric strategy stands in contrast to our largest competitors, which operate complex software stacks that compete across categories. We focus our research and development investments in our core product to create a best-of-breed ecommerce platform. We believe this strategy has four advantages:

•	Core product focus. We can create the industry’s best ecommerce platform and innovate faster than our competition by focusing development on a single core product.

•	Best-of-breed choice. We offer our customers the choice of best-of-breed, tightly integrated solutions across verticals.

•	Cooperative marketing and sales. We co-market and co-sell with our strategic technology partners in each category.

•	High gross margins. We earn high-margin revenue share from a subset of our strategic technology partners, and this complements the high gross margin of our core ecommerce platform.

Our business has experienced strong growth. Our annual revenue run-rate (“ARR”) reached $102.2 million as of December 31, 2018, $128.5 million as of December 31, 2019, and $137.1 million as of March 31, 2020. Our ARR growth rate increased from 22.3% in 2018 to 25.8% in 2019 and from 21.6% for the three months ended March 31, 2019 to 26.8% for the three months ended March 31, 2020. Our revenue increased from $91.9 million in 2018 to $112.1 million in 2019. Our revenue growth rate increased from 19.6% in 2018 to 22.0% in 2019 and to 29.7% in the three months ended March 31, 2020. During the three months ended March 31, 2019 and 2020, our revenue was $25.6 million and $33.2 million, respectively. Our gross margin was 76.1% in 2018, 75.9% in 2019, and 76.8% and 77.5% for the three months ended March 31, 2019 and 2020, respectively. We had net losses of $38.9 million in 2018, $42.6 million in 2019, and $10.5 million and $4.0 million in the three months ended March 31, 2019 and 2020, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key business metrics—Annual revenue run-rate” for a description of how we calculate ARR.

Impact of COVID-19

COVID-19, declared a global pandemic by the World Health Organization on March 11, 2020, has caused disruption to the economies and communities of the United States and our target international markets. In the interest of public health, many governments closed physical stores and places of business deemed non-essential. This precipitated a significant shift in shopping behavior from offline to online. In June 2020, eMarketer predicted that U.S. brick and mortar retail spending will decline by 14% in 2020, whereas U.S. consumer ecommerce spending will increase by 18%, the highest growth rate since their coverage began in 2008. Our business has benefitted from this shift, both in accelerated sales growth for our existing customers’ stores, and in our sales of new store subscriptions to customers. Nevertheless, we do not have certainty that those trends will continue; the COVID-19 pandemic and the uncertainty it has created in the global economy could materially adversely affect our business, financial condition, and results of operations. Certain of the market research included in this prospectus was published prior to the outbreak of the pandemic and did not anticipate the virus or the impact it has caused on the adoption of ecommerce. We have utilized this pre-pandemic market research in the absence of updated sources. For more information regarding the potential impact of the COVID-19 on our business, refer to “Risk Factors,” as well as our commentary in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus.

Impact on operations

During the month of March, in compliance with local, state, and national regulations, we closed our major offices in Austin, San Francisco, Sydney, and London, and transitioned in an orderly fashion to work-from-home operations. We accomplished this efficiently across our various global teams and functions. Our employees and teams were equipped with the equipment and collaboration tools they need to successfully work remotely.

As of June 1, 2020, our average platform uptime for 2020 was 99.99%, which exceeded its average uptime for 2019 of 99.98%. We consider this to be strong performance given the increase in site traffic and volume since the start of the pandemic. During the pandemic, we completed the rollout of our new storefront architecture. Our customer service teams completed the transition to work-from-home while maintaining service levels.

In accordance with applicable regulations, we began reopening our Austin offices in June. We plan to begin re-opening other offices when local regulations and market conditions allow. We believe that we are well equipped to support full or partial remote work, without major service disruption, should remote working be required again in the future.

Impact on ecommerce sector and our sales efforts

From late March through June 2020, ecommerce sales in the United States and our target international markets increased significantly due to the widespread closure of physical stores and behavioral changes associated with social distancing.

Beginning in March 2020, new sales of Essentials plans increased substantially, growing 33%, 106%, and 86% year-over-year for March, April, and May 2020, respectively. In contrast, we experienced reductions in Enterprise plan sales of 14% and 13% year-over-year in March and April, respectively. This resulted from several of our larger enterprise sales prospects needing to focus on their pandemic response at the immediate expense of their ecommerce initiatives. However, sales of Enterprise plans improved significantly in May 2020, growing 60% year-over-year. Thus far during the pandemic, we have observed an overall shortening of sales cycle time and an improvement in lead conversion and competitive win rates.

Impact on revenue

Our year-over-year revenue growth rate in the first quarter of 2020 was 29.7% and our year-over-year ARR growth rate was 26.8%, an increase relative to the 22.8% year-over-year revenue growth rate and 25.8% year-over-year ARR growth rate in the fourth quarter of 2019. The catalyst for this growth rate acceleration was partner and service revenue, which increased 51.8% versus the same quarter in 2019.

Industry trends

Online shopping behaviors are evolving as ecommerce adoption is accelerating around the world. This puts tremendous pressure on businesses to pursue digital transformation with technology that innovates as fast as the market.

Accelerating growth of ecommerce as a share of total retail spend

More than half of the world’s population is now online, according to eMarketer, with four billion global internet users spending an average of seven hours online per day across ecommerce, content, social networks, and applications on desktop and mobile platforms. Global retail ecommerce will reach $3.9 trillion, representing 17% of total retail spending in 2020, according to eMarketer. They forecast that retail ecommerce will reach $6.3 trillion by 2024, representing 21% of retail spending. Digital influence extends to purchases made in the physical world as well. Forrester Research, Inc. (“Forrester”) estimates that digital touchpoints impacted 51% of total U.S. retail sales in 2018.

Consumers rapidly changing how they shop across online and offline channels

The internet has empowered consumers with a breadth of information, social interactions, and shopping alternatives far exceeding anything previously available. No longer can brands rely on a single channel — historically, the store shelves of the closest physical retailer, or more recently, a single branded website — to reach their target audience. Instead, businesses must address the breadth of touch points influencing what and where shoppers buy. These include content sites (information and influencers), social networks, search engines, marketplaces, and of course, their own branded sites. According to Internet Retailer’s Online Marketplaces Database report in 2019, 57% of global ecommerce occurs on marketplaces such as Amazon and eBay, so brands and retailers must consider those as potential sales channels. For sales that are transacted on our customers’ own ecommerce sites, roughly half of those originate from buyer journeys that began online somewhere else, such as a search engine, social network, or linked site. To maximize sales potential, businesses must embrace true omni-channel selling and ensure seamless, delightful experiences throughout each buyer’s journey.

Growth of direct-to-consumer, digitally native brands

Whereas consumer brands historically relied on retail distribution for their products, ecommerce enables a new model of direct-to-consumer, vertically-integrated digitally native brands (“DNBs”). DNBs sell products directly to consumers online as their primary distribution channel, frequently bypassing third-party retailers or the need for their own capital-intensive brick-and-mortar stores. In 2019, DNBs comprised 31 of the Internet Retailer Top 500 stores and grew sales at a much faster rate (29.5%) than non-DNBs (17.6%). The growth in DNBs has corresponded with demand for turnkey ecommerce platforms that support both rapid product launch and scaling to mid-market size and beyond.

B2B buying and selling also transitioning to the digital world

Historically, B2B ecommerce adoption has lagged that of B2C, but that is now changing. B2B sellers are embracing digital transformation in pursuit of both efficiency and sales effectiveness, in response to business buyers whose user experience expectations have been reshaped by B2C shopping. According to Forrester, B2B ecommerce now exceeds $1 trillion in the United States. According to a Digital Commerce 360 survey of more than 200 B2B companies, more than 50% had yet to launch a transactional ecommerce site, but of those without an ecommerce site, 75% stated plans to have one within two years, signaling further growth ahead. Digital commerce can help B2B companies address complexities throughout their supply chains, thereby benefitting manufacturers, wholesalers, distributors, and even raw materials suppliers.

Digital transformation is becoming the #1 priority in global IT spending

Digital transformation will soon outrank all other business information technology (“IT”) priorities combined. International Data Corporation (“IDC”) predicts that by 2023, digital transformation and innovation will account for more than 50% of all IT spending, as compared to 36% of IT spending in 2018. Traditionally, business IT priorities have been determined by IT departments. Increasingly, however, business line owners control the purchase decision for digital transformation spending. Business line owners are ultimately seeking to invest in initiatives that drive revenue growth, operational efficiency, and competitive advantage.

Market size and opportunity

Large, rapidly growing global market for ecommerce platforms

IDC estimates that the global market for digital commerce applications, which we refer to as “ecommerce platforms,” was $4.7 billion in 2019 and is expected to grow at a compound annual growth rate (“CAGR”) of 11% to reach $7.8 billion in 2024. This global market includes legacy ecommerce platforms and SaaS ecommerce platforms. We believe our total addressable market is materially larger than ecommerce platform spend due to the additional revenue share that we earn from our technology partner ecosystem.

Both B2B and B2C businesses investing in digital transformation

According to IDC, in 2020 B2C sites will account for 67% of total global spend on ecommerce platforms, while B2B sites will account for the remaining 33%. B2C and B2B businesses are spending today to enable the online sales of tomorrow. Forrester predicts that in 2023, 17% of all U.S. B2B sales will occur online. For that same year, eMarketer predicts that 17% of all U.S. B2C spending will occur online.

Global opportunity

According to BuiltWith as of January 7, 2020, 42% of all ecommerce websites are based in the United States, and 58% are outside of the United States. IDC estimates that the Americas, Europe, Middle East and Africa (“EMEA”), and the Asia Pacific region (“APAC”) will represent 61%, 22%, and 17% of total global spend on ecommerce platform technology in 2020, respectively, with EMEA and APAC growing at CAGRs of 8% and 17% through 2024, respectively.

Legacy software challenges

Legacy approach to ecommerce involves software ownership and management

Historically, most businesses have licensed, owned, and/or managed the technology behind their ecommerce sites. Legacy approaches—led by custom-developed and licensed open source software—are still prevalent for the largest retail businesses. We believe the most commonly used ecommerce platforms for established SMBs are open source and on-premise software. According to BuiltWith as of June 1, 2020, among the one million most trafficked websites globally, open source software holds three of the top four ecommerce platform spots. Although SaaS platforms have existed since the late 1990s, only within the last five years have multiple SaaS options begun to challenge legacy software leaders in the small, mid-market, and large enterprise segments.

Creating, managing, and modernizing online stores with legacy software is difficult

For businesses using legacy software, ecommerce can be enormously challenging, requiring significant headcount and a wide range of capabilities that may not be their core strengths. These capabilities include:

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Site design and user experience. Legacy site design tools can quickly become outdated in functionality and user interface, making it difficult for businesses to keep pace with changing user experience expectations across device types.

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Multi-channel management. Connecting and maintaining multi-channel sales capabilities across POS, desktop and mobile websites, mobile applications, online marketplaces, and social networks is difficult, time consuming, and expensive.

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Application and systems integration. Ecommerce requires a wide range of integrated third-party applications for even the simplest of sites, including payments, shipping, tax, and accounting. More sophisticated businesses will often incorporate dozens of integrated third-party applications.

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Security. The brand and financial consequences of a security breach can be severe. Businesses must ensure security across the breadth and depth of their platform; third-party managed hosting of legacy software does not absolve companies of responsibility for their software.

•	Order processing and operations. Operating costs and complexities increase rapidly if software does not make the steps simple for fulfilling orders, serving shoppers, and managing financials.

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Platform feature and performance upgrades. Static software becomes outdated and poorer-performing over time. Businesses of all sizes often lack the resources required to upgrade, patch, and modernize their legacy software in line with consumer and technology trends.

Legacy software does not meet the needs of most businesses

Due to the challenges mentioned above, legacy ecommerce software imposes an immense burden on companies that implement or maintain it themselves. Most businesses pursuing ecommerce are built and staffed to make or sell products; for these businesses, managing and maintaining software and technology infrastructure can be an operational distraction and financial burden. Three factors prompt many businesses to consider a SaaS alternative to legacy software for their ecommerce solutions:

•	Time, complexity, and skill sets required to implement and operate software;

•	Financial cost of software licensing, engineering, hosting, and management; and

•	Burden of staying current and meeting high, ever-changing consumer expectations and demands.

Our solution

BigCommerce is a leading open SaaS platform for cross-channel commerce. We offer a complete, cloud-based ecommerce solution that scales with business growth. After years of significant investment in our product and technology, we believe we offer industry-leading capabilities, flexibility, scalability, and ease-of-use for a SaaS platform. All our customers, regardless of size, operate on a single, global, multi-tenant architecture that offers a compelling solution for successful online selling.

•	Open. Platform APIs make our platform accessible to customization, modification, and integration.

•	Comprehensive. We provide complete functionality for setup, store design, store hosting, checkout, order processing, and order management.

•	Cloud. Our multi-tenant SaaS model includes both the hosting of our customers’ stores and cloud-based delivery of store management functionality.

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Secure and compliant. We offer native security protection related to payments (PCI-DSS), information (ISO 27001), applications, and external threats. We comply with relevant regulations such as the European Union’s General Data Protection Regulation (“GDPR”).

•	Performant. All stores have built-in enterprise-grade security, speed, uptime, and hosting via the Google Cloud Platform.

•	B2C and B2B. We are both a full-featured B2C platform and supportive of a wide variety of B2B use cases either natively or in conjunction with third-party B2B extensions.

•	Cross-channel. We support cross-channel selling via native and third-party integrations with leading marketplaces, social networks, support engines, CMSs, and POS platforms.

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Application ecosystem. Our application ecosystem is one of the largest among ecommerce platforms, including more than 600 pre-built applications and integrations promoted through our BigCommerce Apps Marketplace.

•	Ease-of-use. Approximately 70% of implementations are completed within two months. Small businesses can create their stores in as little as a few hours.

•	Delightful. Our beautiful store design themes and editing tools enable businesses to create unique, branded user experiences that delight their shoppers.

•	Affordable. Our monthly subscription fees start at $29.95 per month and increase with business size and functionality requirements.

•	Scalable. Higher-tiered plans offer more sophisticated functionality required by large enterprises, including advanced promotions, faceted search, and price lists.

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Global. Our platform can be used by shoppers around the world, with front-end support for a shopper’s preferred language, as well as back-end control panel language options including English, Chinese, French, Italian, and Ukrainian, with more languages planned.

Our competitive advantages

As a SaaS ecommerce market leader with a singular focus on our core platform, we strive to deliver the world’s best combination of advanced functionality, flexibility, scalability, and ease-of-use to fast-track the ecommerce success of businesses of all sizes.

Built to support growth from SMB to large enterprise

Originally designed for the needs of SMBs, BigCommerce now powers some of the largest brands in the world. Starting with a comprehensive but easy-to-use platform, businesses can grow to hundreds of millions in sales without encountering functionality, flexibility, or scalability limitations. We offer advanced SaaS-based capabilities for interactive visual merchandising, complex and large catalog management, faceted search, advanced promotions, customer groups, and complex price lists. BigCommerce was rated a Strong Performer in the Forrester Wave Reports: B2C Commerce Suites and B2B Commerce Suites, Q2 2020.

Open SaaS

Because every business is unique, and most large businesses have specific requirements not easily met “out of the box,” our product strategy emphasizes what we call “open SaaS.” Open SaaS refers to the exposure of SaaS platform functionality via APIs and software development kits (“SDKs”). APIs enable our customers to access a wide variety of third-party applications, integrate with legacy systems, and customize when required. Open SaaS, as a strategy, thereby competes with the flexibility of legacy open source software. We believe our platform openness is industry-leading for SaaS, spanning areas such as checkout, cart, tax, pricing, promotions, and the storefront. Our open technology scales to meet high volumes of up to 400 API calls per second per customer.

With respect to both product functionality and platform openness, we deliver new features and API enhancements on a regular basis, without customer service disruption or the need for software upgrades. This constitutes a primary advantage of our multi-tenant SaaS platform relative to legacy software. With legacy software, businesses often need to manage and deploy enhancements and upgrades themselves, at significant operational and financial cost. In contrast, our customers benefit from a platform that seamlessly progresses its capabilities and performance on a regular basis, thereby staying ahead of industry trends, consumer expectations and demands, and competition. The power of our platform to support high growth better than legacy software is evidenced by the large and growing number of category leaders, including more than 30 Global 2000 businesses, that select us as their ecommerce platform of choice.

Cross-channel commerce

We provide free connections to the two leading U.S. marketplaces, Amazon and eBay, and our technology partners enable integration to dozens of other leading marketplaces around the world. We are one of just two platforms that natively enables social selling on Facebook and Instagram Checkout. We have integrations and business partnerships with a wide range of leading POS software vendors, including Square, Clover (a Fiserv company), and Vend.

For our customers’ branded sites, our Stencil design framework offers more than 100 beautiful, pre-built, responsive theme variations along with the ability to custom design within a local development environment. Our interactive Page Builder enables drag-and-drop management of layouts, designs, widgets, and content blocks on pages that can contain anything from simple image rotations to powerful merchandising functionality.

We also support the option of fully headless commerce. We and our technology partners have developed integrations and support for leading commercial CMSs, including Acquia, Adobe Experience Manager, Bloomreach, Drupal, Sitecore, and WordPress. We are further utilized in conjunction with the leading progressive web application frameworks, including Deity, Gatsby, and Vue Storefront. Many businesses simultaneously utilize our native storefront capabilities along with headless commerce on blogs and other content sites.

Lower total cost of ownership

We believe the total cost of ownership of our platform is substantially less than that of legacy software. The total cost of legacy software, including expenses related to software licensing, software engineering, hosting, technical operations, security management, and agency and systems integration support, can be substantial. Our customers can also benefit from pre-negotiated rates from our strategic payments partners, whose published rates are below those of our largest SaaS competitor for most plan types.

Performance and security

We have designed our platform to maximize uptime, minimize response time, and ensure a secure environment. Across all sites, our stores achieved 99.98% average uptime in 2019 and as of June 1, 2020, our average uptime for 2020 was 99.99%. For the cyber five peak holiday shopping days, we have reported zero site downtime every year since 2014.

As measured by Google PageSpeed Insights, our platform benchmarks faster than leading ecommerce sites. Faster response and page load times benefit customers by improving shopper experience and organic search engine page rankings. Unlike with managed software, security is built into the BigCommerce platform and service. We offer native payments security at PCI-DSS Level 1, and our security protocols have achieved ISO 27001 certification, the “gold standard” in security assessment.

Growth strategy

We serve a range of business sizes, geographies, and categories. Our organization structure aligns with target market segments based on business size and geography. As a “customer first” company, we believe customer success is a fundamental prerequisite of all components of our growth strategy, and we therefore rank it first among our growth priorities.

Retain and grow with existing customers through product and service leadership

We believe our long-term revenue growth is highly correlated with the success of our existing customers. We internally measure customer success in a variety of ways including our customers’ sales growth, retention, and net promoter score. Externally, we pay close attention to third-party customer review sites and recognition. For example, we were a Gartner Peer Insights Customers’ Choice for Digital Commerce software in April 2019. We enable customer success through product excellence and service quality. We have extensive internal processes for aligning our product roadmap with the features and enhancements that drive customer growth. We also have mature internal processes for measuring service levels and satisfaction, along with closed-loop resolution of issues and feature requests. We strive for industry-leading customer retention rates, net promoter scores, service levels, and same-store sales growth. We were named a TrustRadius 2019 Top Rated ecommerce platform. We were named a Leader in the G2 Grid® Report for E-Commerce Platforms (Winter 2020). We experience revenue growth from our existing customers over time in a variety of ways. As our customers’

ecommerce sales grow, so do our subscription revenue. We also generate revenue when our customers purchase and deploy additional stores to customers that serve their other brands, geographies, and/or use cases (e.g., B2B in addition to B2C).

Acquire new mid-market and large enterprise customers

Our flagship plan is BigCommerce Enterprise, which is tailored for mid-market and large enterprise businesses selling more than $1 million online per site. Enterprise is the default plan featured on our homepage, which highlights the benefits, differentiators, and success stories of BigCommerce for larger businesses. Our sales, marketing, agency partnership, and professional services teams all have organization structures dedicated to serving the needs of mid-market and large enterprise businesses. As of December 31, 2019, customers on our Enterprise plan generate approximately half of our ARR. These customers typically exhibit low churn and net revenue retention greater than 100%. Internet Retailer states that SaaS has now become the top choice of the largest U.S. retail ecommerce sites planning to re-platform, and we are aggressively positioning ourselves as the best SaaS solution for this segment.

Acquire new SMB customers

We target both established small businesses and start-ups committed to “make it big” on a platform that they will not outgrow. They exhibit lower churn and higher growth rates than do businesses that dabble in ecommerce. Established and complex businesses also place greater emphasis on the functionality, openness, and performance strengths of our platform. We have dedicated sales, marketing, and support organizations to serve the needs of SMBs. More than 70% of our SMB customers use a self-serve model and become customers without sales assistance.

Expand into new and emerging segments

Businesses engaged in ecommerce come in a wide variety of product and service categories, selling types (B2C vs. B2B vs. hybrid), and technology approaches. We seek to extend into new and emerging segments within ecommerce, including the following segments that are significant areas of potential growth and strategic focus for us:

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Headless commerce. This refers to businesses whose technology strategy is to decouple their front-end customer experience technology from their back-end commerce platform. In terms of online strategy, these companies are typically brand-, marketing-, or experience-led. We serve headless use cases better than most of our competitors due to years of investment in our platform APIs and integration capabilities. Pre-built integrations connect our platform with leading CMSs such as Acquia, Adobe, Bloomreach, Drupal, Sitecore, and WordPress.

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B2B. As of December 31, 2019, approximately 10% of our customers use BigCommerce primarily for B2B sales. In many cases, these customers’ needs are met using our native functionality, including B2B features like customer groups and price lists. In other cases, these customers complement BigCommerce with purpose-built B2B extensions and applications in the BigCommerce Apps Marketplace. Forrester Research rated BigCommerce a Strong Performer in The Forrester Wave: B2B Commerce Suites, Q2 2020. Over time, we intend to add more B2B functionality to both the BigCommerce Apps Marketplace and our native feature set.

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Large enterprise. Increasingly, we are successfully competing for large enterprise sites selling more than $50 million annually online, with our Enterprise plan product feature set, along with our sales, marketing, solutioning, and service capabilities.

Expand internationally

We originally launched in Sydney, Australia, and possessed an international mindset from the outset. Our headquarters moved to the United States in 2011. Up until mid-2018, 100% of company employees were still located in just Australia and the United States. In July 2018, we launched our first dedicated European business team based in London, and in January 2019, we launched our Asian presence in Singapore. In February 2019, we opened a major new product and engineering center in Kyiv, Ukraine. The expansion in our regional business teams helped contribute to accelerating revenue growth in 2019 of 20% in EMEA and 28% in APAC. As of June 24, 2020, 25% of our stores were located outside of the United States. We believe over time, this percentage can increase substantially. In addition to expanding our sales and marketing capabilities internationally, we are also enhancing our product and APIs to serve customers around the world. As of June 1, 2020, our customer-facing administrative control panel has been translated into four languages (Chinese, French, Italian, and Ukrainian), with more languages planned in 2020. Our payments APIs and SDK, currently in beta, will open our payment processing capabilities to new global providers who don’t have to rely on integrations performed by us. Our shipping, tax, and other APIs further enable global businesses and strategic agency partners to access locally-relevant providers.

Earn revenue share and customer referrals from our extensive partner ecosystem

Our marketplace of integrated application and technology solutions is one of the largest of any ecommerce platforms. Partner solutions span every major category of relevance to ecommerce, including payments, shipping, tax, accounting and ERP, marketing, fulfillment, and cross-channel commerce. Our strategy is to partner — not compete — with our ecosystem. Many of our strategic technology partners pay us a revenue share on their gross sales to our joint customers and/or collaborate to co-sell and co-market BigCommerce to new customers and our respective installed bases. Our customers benefit from the best-of-breed offerings of our partners, the flexibility to choose without penalty the best offer for their needs, and the tailored programs developed with our strategic technology partners. We intend to grow partner-sourced revenue by expanding the value and scope of existing partnerships, selling and marketing partner solutions to our customer base, and acquiring and cultivating new, high-value relationships.

Our platform

Our open SaaS ecommerce platform allows businesses to create compelling online shopping experiences and sell across multiple sales channels including online storefronts, marketplaces, search engines, POS systems, and social networks. It serves a wide variety of business types including, B2C, B2B, and DNB; product and service categories; and business sizes. Our platform encompasses both the creation and hosting of front-end, shopper-facing store experiences as well as back-end, business-facing store management functionality. It further offers a comprehensive set of APIs and SDKs that allow developers to customize, integrate, and extend the platform based on individual customer requirements. We have a wide range of more than 600 pre-built applications and integrations promoted through our BigCommerce Apps Marketplace, with additional applications and integrations for merchandising, locations, and payments under development.

Shopping experiences

Our customers and their agency partners use our native, open source design framework and web-based design tools to build unique and compelling storefronts. Alternatively, customers can use our platform in a headless fashion by creating their storefront experience using a custom or commercial digital experience platform.

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Native storefronts. We offer a wide range of over 100 free and paid theme templates and variations that assist in the design of storefronts. All templates are responsively optimized for multiple device types including desktop, tablet, and mobile. The Stencil theming framework can be used to customize templates or create entirely custom storefronts. Our open source Stencil developer tools assist advanced customizations using a local development environment that makes it easy to build and test sites using common code languages and libraries. Our browser-based store design tool and interactive Page Builder enable less technical business users to easily customize and preview storefronts without the need to edit the underlying HTML code.

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Headless storefronts. Headless commerce decouples the front-end customer facing presentation layer from the back-end ecommerce platform used to manage business logic, commerce transactions, and operations. Headless commerce approaches are most commonly utilized by businesses with innovative, complex, and personalized user experience strategies and by businesses whose sites prioritize marketing and content ahead of commerce. Using our headless APIs and pre-existing integrations, customers can develop storefronts using leading CMSs such as Acquia, Adobe Experience Manager, Bloomreach, Drupal, Sitecore, and WordPress. Customers can also design cutting-edge progressive web application experiences using frameworks like Deity, Gatsby, and Vue Storefront.

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Checkout. Our PCI-compliant checkout experience is designed for conversion across multiple device types including desktop, tablet, and mobile. Customers can further customize the experience through our APIs and developer tools or embed our checkout experience within third-party headless storefronts.

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Search. To help shoppers quickly search for products, our platform offers powerful faceted search capabilities in addition to standard keyword search. With faceted search, customers define filters such as color, size, and price, and then in the storefront, shoppers, whether B2B or B2C, can quickly narrow search results using any of those filters.

•	Abandoned cart saver. The platform can automatically help our customers recover abandoned carts by emailing shoppers and, optionally, adding discount incentives to complete purchases.

Selling across multiple channels

In addition to selling on branded online storefronts, customers can list their products and sell across multiple sales channels such as marketplaces, offline stores, and social networks.

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Marketplaces. We offer free integrations to Amazon and eBay that synchronize products, inventory and orders. Additional integrations, including for Amazon and eBay in regions outside the United States, are available in the BigCommerce Apps Marketplace.

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Offline stores. We offer a wide range of direct integrations with leading POS software platforms, including Square, Clover (a Fiserv company), and Vend. These integrations enable our customers to synchronize products, inventory, and orders.

•	Social networks. We have been a partner of Facebook and Instagram since the launch of ecommerce on those platforms. We enable full-featured selling and advertising on both platforms.

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Other channels. In the BigCommerce Apps Marketplace, customers can easily find and install integrations with other sales channels, including geography-specific channels. Other possible channel application categories include search engines, marketing, merchandising and personalization, and B2B and wholesale. Customers can also utilize our APIs to integrate with new channels relevant to them.

Store management

Customers manage their stores through an intuitive and easy-to-use browser-based interface called the control panel. From the control panel, customers can manage the various parts of their business including:

•	Analytics and insights. Real-time dashboards, reports, and actionable insights help customers understand the performance of their stores and make informed marketing and operating decisions.

Examples include reports highlighting where shoppers get stuck, over- and underperforming products, and the impact of promotions and sales.

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Catalog. Customers can create and manage their product catalog within our platform, including product descriptions, images, videos, weight, and dimensions. They can also manage the products listed for sale on connected sales channels.

•	Pricing and currencies. In addition to basic item pricing capabilities, we offer advanced price list functionality that modifies pricing for specific customer groups or currencies.

•	Inventory. Customers can track product stock levels and synchronize them with sales channels such as POS platforms and marketplaces.

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Order management and fulfillment. Customers can centrally manage orders from both their branded stores and third-party sales channels. They can fulfill orders by creating shipments and printing shipping labels using native or third-party functionality, as well as process refunds and returns, including at a line item level of detail.

•	Promotions. We offer both simple and advanced promotions capabilities. Advanced capabilities include complex discount and coupon rules, scheduling, and targeting of specific customer segments.

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Shopper management. Our customers can centrally view and manage their shoppers from both their branded stores and third-party sales channels. Shopper segmentation can be combined with targeted pricing and promotions.

•	Payments. We offer native integrations with over 45 global payment solutions. Payment options include:

○	Credit cards by gateways and processors including Adyen, Authorize.Net, Braintree, Chase Merchant Services, CyberSource, Elavon, Stripe, Barclaycard, and Worldpay (an FIS company)

○	Wallets and alternative payment methods including Amazon Pay, Apple Pay, Google Pay, and PayPal

○	“Buy now, pay later” solutions such as, Affirm, Afterpay, Klarna, PayPal Credit, and Zip

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Shipping. We enable customers to ship via their preferred carriers, including FedEx, UPS, DHL, and USPS. In addition, we support a range of native and integrated third-party shipping solutions. The most popular third-party solutions include ShipperHQ, which provides advanced capabilities for rate quoting within the shopping cart, and ShipStation, which is a leading label printing solution owned by Stamps.com.

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Tax. Our customers can manage sales tax automation for state and local tax jurisdictions through a variety of integrated partners, including Avalara, TaxJar, and Vertex. These offerings support tax calculations, access to product taxability codes, and tax compliance and audit reports.

Platform openness

Our platform is highly extensible and customizable due to our open APIs and SDKs. Customers, agency partners, and technology partners use our APIs and SDKs to add, customize, and/or integrate systems, functionality, and shopper experiences. To meet the demanding requirements of large, high volume customers, our API scales to more than 400 calls per second per customer.

In the BigCommerce Apps Marketplace, customers can easily find and install hundreds of third-party applications and extensions. Sample application categories include marketing automation, B2B, POS, marketplace integrations, shipping, tax, orders, wish lists, and fraud management. Developers can also use the API to build bespoke applications and integrations. For example, for a custom headless implementation that does not use a pre-existing CMS integration, a customer would use the cart, checkout, and payment APIs.

Packaging and pricing

We offer a range of subscription plans to meet the needs of different customers. Plans differ based on price, functionality, service levels, and size limits. Enterprise is our flagship plan designed for mid-market and large enterprise sites. Three retail plans — Standard, Plus, and Pro — are designed for SMBs under our BigCommerce Essentials offering.

Mid-market and large enterprise customers

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BigCommerce Enterprise Plan: For customers with yearly online sales above $1 million, our entire suite of B2B and B2C features for catalog, sales, merchandising, and customer management. Pricing for BigCommerce Enterprise is quoted based on each business’s unique profile.

SMB customers

•	BigCommerce Standard Plan: Entry level pricing suitable for small ecommerce sites with yearly online sales under $50,000 ($29.95 per month).

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BigCommerce Plus Plan: All the features of the Standard plan with additional tools for customer segmentation and winning back abandoned carts. Suitable for online commerce sites up to $150,000 in yearly sales ($79.95 per month).

•	BigCommerce Pro Plan: Comprehensive commerce tools and features to build and scale an online business (starting at $299.95 per month).

Customer support

We provide 24/7/365 in-house phone, email, and chat support. We offer three types of support plans: (1) standard support is included on all subscriptions; (2) express routing provides phone queue prioritization for mid-tiered Enterprise plans; and (3) priority support includes queue prioritization and routing for the highest-tiered Enterprise plans to our most senior and experienced support personnel. Our support team achieved a strong average customer satisfaction score of 92% across all contact channels in 2019.

We also offer three types of technical support: (1) Tier 1 for basic problem solving and solutioning involving platform functionality; (2) Tier 2 for advanced solutioning involving platform functionality, third-party applications or API integrations; and (3) product support engineering for complex API or third-party integrations, developer inquiries, and bug identification and triage.

In addition to our traditional customer support, we provide a comprehensive self-help and community resources knowledge base designed to quickly find information about our platform and ecosystem. The self-help center provides access to online resources, articles, and videos that guide customers and agency partners to use product features, set up stores, and troubleshoot issues.

Services

BigCommerce offers paid professional services that complement the capabilities of our customers and their agency partners. Our services help speed customers’ time-to-market and improve the success and growth of their businesses. Optional services include education packages, launch services, solutions architecting, implementation consulting, and catalog transfer services. Education packages range from on-demand, virtual tutorials to full-day, on-site training sessions. Launch services assist SMBs through store setup and application selection tasks. Solutions architecting works with our larger customers’ in-house developers and agency partners to design integrations and experiences leveraging our open platform APIs. Implementation consulting helps customers and their agency partners outline and execute project plans, on time and within budget. Catalog transfer services perform data migrations from the most common ecommerce platforms into our platform.

In addition, post-launch, customers on Enterprise plans above specific thresholds receive named enterprise account managers. These account managers provide dedicated assistance and ongoing advice on product enhancements, partner solutions, and operational best practices. Optionally, customers can also pay for increments of dedicated technical account management that assist in technical decision making and change management.

Technology, infrastructure and operations

We have designed our platform with enterprise-grade security, reliability, and scalability as top priorities. Core contributors to our strengths in these areas include the below.

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Application architecture. Our platform is built using best-of-breed open source technologies. Services and applications are connected via an underlying set of common technologies to facilitate high performance.

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Infrastructure. Our platform is deployed to geographically-distributed data centers, primarily on Google Cloud Platform. This allows us to leverage Google’s global network to enhance performance and reliability. We scale our platform on demand to ensure ample capacity is available for our customers.

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Security. We are a PCI-DSS Level 1 certified service provider, adhering to a rigorous set of standards to secure customer data. We are also ISO 27001 certified, ensuring our controls and information security management system meet international published standards. Both certifications are internally and externally audited regularly.

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Automation. Testing and monitoring are highly automated, providing our global team the ability to prevent or mitigate problems quickly. This competency enables us to develop and deploy new features in an accelerated fashion while ensuring proper functionality and platform operation.

•	Site Speed. Our server response time and page-load speeds are faster than other leading ecommerce platforms.

•	Uptime. Across all sites, our stores achieved 99.98% average uptime in 2019, and as of June 1, 2020, our average uptime for 2020 was 99.99%.

Our customers

We serve a range of customer sizes, geographies, and customer segments including B2C, B2B, and DNBs. We distinguish market segments based on annual gross merchandise volume (“GMV”) per site, specifically: SMB ($0 to $1 million), mid-market ($1 million to $50 million), and large enterprise (greater than $50 million). BigCommerce was recognized in April 2019 as a Gartner Peer Insights Customers’ Choice for Digital Commerce, in the large enterprise segment.

Customer case studies

Burrow

Situation:

Burrow helped change the direct-to-consumer furniture landscape and evolved from a single-product, single-channel, single-vendor business to a multi-product, multi-channel, multi-vendor business. Its previous ecommerce platform was not capable of handling these demands. Burrow needed a solution that could support multiple fulfillments and shipments, associate those back to orders, and communicate shipping terms accurately to customers. Because its previous ecommerce servers were located in Europe, transaction latency was high, and Burrow did not have the flexibility it needed with its ecommerce experience.

Solution:

Burrow began to use our platform in July 2019. Burrow chose BigCommerce because our platform allowed Burrow to create customized templates while handling its modular catalog on the backend. Burrow’s site is integrated with AfterShip, which allows Burrow to send real-time shipment information to its customers. With headless on BigCommerce, Burrow found the agility it needed to create and maintain a unique ecommerce experience – simplifying furniture shopping for its customers.

Outcome:

After choosing our platform, Burrow reported the following outcomes:

•	50% increase in speed and performance, as measured by Google Lighthouse as of December 2019, since BigCommerce migration

•	30% increase in ecommerce conversion rate in the eight weeks after the migration, compared to the eight weeks prior to the migration to our platform

Natori

Situation:

The Natori Company is a high-end women’s fashion brand. Natori has been selling to wholesalers for over 40 years, has been selling direct-to-consumer for more than 12 years, and recently increased its commitment to and investment in its direct-to-consumer business. Managing a large product catalog containing beautiful apparel and accessories was challenging given all the creative assets, photography, and content required to tell a compelling brand story—especially with Natori’s small in-house team. Additionally, Natori previously had difficulty managing its photos and swatch functionality and controlling the sort order of products on all product listing pages. Natori also faced limitations on promo codes and was unable to display ratings and reviews effectively.

Solution:

Natori re-platformed to BigCommerce in November 2016 and redesigned its website to be more innovative and strategic. With BigCommerce, Natori is now able to upload all images per product and easily control the order in which they are seen, connecting the images to swatches for a more compelling user experience. Natori is quickly and easily able to adjust its product layout without the need for tedious input of a sort order number for each product. Using BigCommerce, Natori now has multiple options for executing promo codes and cart level discounts and can showcase ratings and reviews to enhance the customer shopping experience.

Outcome:

After re-platforming to our open SaaS solution, Natori reported the following outcomes:

•	Conversion rate up 109.9% in 2019 compared to 2018

•	Total orders up 41.7% in 2019 compared to 2018

•	Units sold up 45.4% in 2019 compared to 2018

•	Revenue up 23.3% in 2019 compared to 2018

Berlin Packaging

Situation:

Berlin Packaging evolved from a small North American packaging business into a $2.8 billion global packaging provider serving B2B customers across almost all industries that need containers. With this business shift came the need to find the right ecommerce platform for its B2B sales. Berlin Packaging spent years of research evaluating a wide variety of different platforms before selecting BigCommerce.

Solution:

Berlin Packaging began to use our platform in July 2017. BigCommerce met Berlin Packaging’s B2B requirements, and Berlin Packaging selected our platform based on pricing, configuration, and functionality. Berlin Packaging integrated BigCommerce into its complex operations and improved service delivery thanks to BigCommerce data and ERP integration. Finally, Berlin Packaging created on-premise-like customizations using BigCommerce APIs, saving money and time.

Outcome:

After selecting our platform, Berlin Packaging reported the following outcomes:

•	Revenue up 54% in 2019 compared to 2018

•	Sessions up 44% in 2019 compared to 2018

•	Conversion rate up 87% in 2019 compared to 2018

•	New visitors up 41% in 2019 compared to 2018

Zwift

Situation:

For Zwift, the popular app that turns indoor cycling and running into a game, expansion into ecommerce proved complex. Prior to adopting our platform, Zwift piloted a custom platform built by its developers. The pilot demonstrated demand among Zwift’s passionate customer base for products relevant to indoor training. To progress from pilot to full-scale launch, Zwift sought an ecommerce platform with powerful APIs, customizability, and the ability to handle its many specific requirements.

Solution:

Zwift began to use our platform in November 2018. Zwift used BigCommerce to incorporate sales of physical goods into its branded website and seamlessly integrate with numerous third-party applications. BigCommerce supported Zwift’s single-sign-on provider, integrated in a headless fashion with Zwift’s CMS, powered its progressive web app programmed in React, and connected purchase history with Zwift profiles and support technology. This technical stack allows Zwift to introduce additional systems and applications without having to reprogram its commerce engine.

Outcome:

After adopting our platform, Zwift reported that revenue doubled in 2019 compared to 2018.

Skullcandy

Situation:

Skullcandy, a unique audio lifestyle brand, was looking for an ecommerce platform that was innovative, affordable, and easy to manage. Their prior ecommerce platform lacked agility, saddling Skullcandy with extensive and expensive custom development. They sought an ecommerce platform that could match their fast-paced and rich-content marketing and product campaigns and accelerate global ecommerce growth and expansion.

Solution:

When deciding on a platform, Skullcandy prioritized advanced functionality that would grow with time, nimbleness, resource efficiency, and versatility. BigCommerce uniquely met these criteria. With BigCommerce, Skullcandy felt that they had entered a mutually beneficial partnership. Skullcandy began to use our platform in February 2018. Skullcandy migrated all nine of its international sites within six months and reduced its overall operational cost. Additionally, Skullcandy reduced its time to make merchandising and user experience changes by two thirds.

Outcome:

After deciding to migrate to our platform, Skullcandy reported the following outcomes:

•	162% increase in revenue in 2019 compared to 2018

•	103% increase in order volume in 2019 compared to 2018

•	62% increase in conversion rate in 2019 compared to 2018

Technology partner and application ecosystem

We have built and maintain one of the largest and highest-quality technology partner and application ecosystems in the industry. Spanning 15 primary categories and more than 600 independent partners, this ecosystem provides wide-ranging functionality that complements the native product strengths of BigCommerce. Key ecosystem categories include the following:

•	Payments and security

•	Accounting, tax, and ERP

•	Analytics and reporting

•	CRM and customer service

•	Shipping and fulfillment

•	B2B and wholesale

•	Marketing, merchandising, and personalization

•	Channel selling: marketplaces, social networks, POS, search engines, and advertising

Whereas our largest competitors have chosen to compete across a range of ecosystem categories, we put our partners first by focusing our investment on our core platform and the integration frameworks that enable partner success with us. We believe our mid-market and large enterprise customers prefer best-of-breed solutions in each category, rather than a proprietary software stack. This strategy aligns our interests with our technology partners and has materially increased their demonstrated investment in creating tightly integrated solutions for our shared customers. Many of our strategic technology partners pay us high-margin revenue share and/or actively cross-sell our platform to their existing customer bases.

Our partners’ technology solutions are introduced and promoted to customers and prospects at multiple stages of their interaction with our platform, including the following:

•	In the sales process, as our sales team frames the right architecture of solutions for their unique needs

•	In the onboarding process, as newly signed Enterprise customers are presented with partner technologies in a consultative discussion focused on their business needs

•	During the trial phase, in which customers are presented with partner technologies in their control panel and in email marketing

•	Through support and account management, as existing customers are presented with relevant partner technologies that can help their businesses grow

•	Through integrated campaigns, designed to stimulate interest in learning more about how partner solutions can enhance our customers’ businesses

•	Through the BigCommerce Apps Marketplace, where technology partners are listed and highlighted in one of three tiers based on differentiated levels of strategic collaboration

Sales and marketing

Mid-market and large enterprise

The largest lead source of new mid-market and large enterprise sales is organic, inbound interest. Referrals, reputation, and promotion from our existing customers play primary roles in generating inbound interest. We believe excellence in product marketing, content marketing, and thought leadership also heavily influence customer discovery and research. We view inbound discovery and conversion as the foundation for success in our enterprise marketing. Agency partners are our second largest source of new mid-market and large enterprise business. Technology partners are also increasingly becoming a meaningful source of new sales opportunities. We employ a range of paid enterprise marketing techniques including search engine marketing, campaigns, webinars, and events. To maximize return on investment, we continuously measure and optimize spend, and we focus on conversion rates throughout the acquisition funnel. All our new mid-market and large enterprise customers work with our sales team to negotiate contracts specific to their size and profile of business.

Small business

Most of our new SMB customers originate as self-serve trials. Positive reputation, word-of-mouth, and customer promotion all contribute to organic customer acquisition. For this reason, the success of existing customers is one of our top priorities. Our marketing focuses on effective product and content marketing that highlights the advantages of our solution, its applicability to various use cases, and customer success stories. We use search engine optimization techniques to ensure widespread discoverability. Our top two paid marketing categories are search engine marketing and affiliates, each of which are managed with a focus on optimizing return on investment. We also invest in display and social marketing, generally as complements to other acquisition strategies. More than 70% of our new SMB customers self-serve directly on our website, without the need for, or cost of, sales assistance. Our sales team and strategic agency and technology partners source the remainder of our new SMB clients.

International presence

We serve customers in approximately 120 countries. Our platform enables businesses to create stores in the consumer-facing language and currency of their choice. For the administrative control panel used by our customers to create and manage their stores, we currently allow our customers to select among a range of languages, including English, Chinese, French, Italian, and Ukrainian. We plan to add additional languages in 2020.

We maintain our headquarters in Austin, Texas, where approximately 75% of our employees are located, as of December 31, 2019. We were originally founded in Sydney, Australia. In 2019, we expanded the size of the Sydney sales and marketing team, established our first presence in Asia, and hired our first regional vice president and general manager of APAC, resulting in 28% APAC revenue growth in 2019. Before opening our first European office in London in July 2018, we had already acquired several thousand customers in Europe. The London office, along with the cost-effective scaling of our product and engineering talent in Kyiv, Ukraine, resulted in accelerating EMEA revenue growth of 20% in 2019. Our platform continues to enable customers to self-serve globally, including in regions in which we lack a local business presence, such as Latin America, Africa, and the Middle East.

Culture and values

Our culture is built on our corporate values: Customers First, Team on a Mission, Think Big, Act with Integrity, and Make a Difference Every Day. Together our values and caring culture create an atmosphere that enables us to successfully recruit and retain talented and passionate team members. Our team members are our “secret sauce.” Their dedication, talent, and spirit create a virtuous cycle of service, product excellence, and customer satisfaction.

We frequently win “best places to work” public recognition across our largest work centers of Austin, Texas; San Francisco, California; and Sydney, Australia. We are also a mission-driven company. Our mission is to power global ecommerce success by delivering the industry’s best and most versatile multi-tenant SaaS platform. This mission inspires our employees, who join BigCommerce to accomplish great things for our customers, partners and company. We, in turn, commit to helping our employees thrive in an environment that is fun, fast-paced, and challenging.

Competition

In the mid-market and large enterprise segments, our primary competitors are Magento (an Adobe company), Salesforce Commerce Cloud (f/k/a Demandware), and Shopify Plus. In the SMB segment, our primary competitors are Shopify and WooCommerce. BuiltWith has identified more than 500 platforms of various sizes around the world. Our industry is highly competitive. We believe we can compete on the principal competitive factors in our market, as listed below:

•	Ecommerce vision and product strategy

•	Integrated, all-in-one capabilities

•	Features and functionality

•	Cross-channel commerce capabilities

•	Ease and speed of implementation

•	Ease-of-use and -operation

•	Platform openness, flexibility, and extensibility

•	Hosting infrastructure, reliability, architecture, and speed

•	Breadth, depth, and quality of application and technology ecosystem

•	Breadth, depth, and quality of developer and agency partner ecosystem

•	Direct platform costs

•	Total cost of ownership, including all software, hardware, engineering, agency, and other costs

•	Uptime and reliability

•	Site speed and response time

•	Security

•	Scalability

•	Pace of product innovation

•	Name recognition and brand reputation

•	Product fit in markets across the geographies in which we provide our offerings

Several of our competitors are large, well-known public companies with greater financial, technical, and sales and marketing resources. Most of these public competitors sell a range of software and services, which allows them to cross-sell and competitively price across product lines. Because of their size and long history, our largest competitors possess considerably more customer awareness than we do. Many ecommerce platforms were in existence years before we launched in 2009. We expect competition to increase in the future.

Despite the competitive intensity, we believe we can compete successfully on the basis of the factors listed above. Our SaaS model and disruptive strategy allows us to serve a wide range of the global market with a solution that is easier to implement and manage, less expensive, more feature rich, and more open than most of our competitors’ offerings.

Intellectual property

We rely on a combination of trade secret, trademark, copyright, patent, and other intellectual property laws to protect our intellectual property. We also rely on contractual arrangements, such as license, assignment, and confidentiality agreements, and technical measures.

We have one issued patent in the United States, which expires March 20, 2036, and one pending patent application. We have been issued federal registrations for trademarks, including “BigCommerce,” related stylized marks, and “Make It Big,” and have multiple pending trademark applications. We hold domestic and international domain names that include “BigCommerce” and similar variations.

We control access to our intellectual property and confidential information through internal and external controls. We require our employees and independent contractors to enter agreements assigning to us any inventions, trade secrets, works of authorship, and other technology and intellectual property created for us and protecting our confidential information. We generally enter into confidentiality agreements with our vendors and customers.

Employees

As of December 31, 2019, we had 690 full-time employees, including 190 in research and development, 181 in sales and marketing, and 319 in professional services and customer support. Of these employees, 592 are in the United States and 98 are in our international locations. We consider our culture and employees to be vital to our success. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.

A portion of our services are provided using Ukrainian IT specialists. These Ukrainian IT specialists, who provide services on our behalf, are registered as “private entrepreneurs” with the tax authorities of Ukraine and operate as independent contractors.

Facilities

Our worldwide corporate headquarters is located in Austin, Texas. It covers 70,682 square feet pursuant to an operating lease that expires in 2028. We also have office locations in London, San Francisco, and Sydney,

Australia. We believe our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Regulatory considerations

The legal environment of internet-based businesses, both in the United States and internationally, is evolving rapidly and is often unclear. For example, we occasionally cannot be certain which laws will be deemed applicable to us given the global nature of our business. This ambiguity includes topics such as data privacy and security, pricing, advertising, taxation, content regulation, and intellectual property ownership and infringement. See the section titled “Risk Factors—Risks related to our business and industry—Evolving global internet laws, regulations and standards, privacy regulations, cross-border data transfer restrictions, and data localization requirements, may limit the use and adoption of our services, expose us to liability, or otherwise adversely affect our business.”

Data protection and privacy

Our platform and the customer data it uses, collects, and processes to run our business are an integral part of our business model. As a result, our compliance with laws dealing with the use, collection, and processing of personal data is core to our strategy. Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data. These laws are increasing in number, enforcement, and fines and other penalties. All states have adopted laws requiring notice to consumers of a security breach involving their personal information. In the event of a security breach, these laws may subject us to incident response, notice and remediation costs. Failure to safeguard data adequately or to destroy data securely could subject us to regulatory investigations or enforcement actions under federal or state data security, unfair practices, or consumer protection laws. The scope and interpretation of these laws could change, and the associated burdens and compliance costs could increase in the future. Two such governmental regulations that have significant implications for our platform are the GDPR and the California Consumer Privacy Act (“CCPA”).

The GDPR became effective in May 2018, implementing more stringent requirements in relation to the use of personal data relating to European Union individuals. Personal data includes any type of information that can identify a living individual, including name, identification number, email address, location, internet protocol addresses, and cookie identifiers. Among other requirements, the GDPR mandates notice of and a lawful basis for data processing activities, data protection impact assessments, a right to “erasure” of personal data, and data breach reporting.

In the United States, California adopted the CCPA, which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. Among other requirements, the CCPA mandates new disclosure to consumers and allows consumers to opt out of sales of personal information. The CCPA includes a framework with potentially severe statutory damages and private rights of action.

Anti-corruption and sanctions

We are subject to the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). The FCPA prohibits corporations and individuals from engaging in improper activities to obtain or retain business or to influence a person working in an official capacity. It prohibits, among other things, providing, directly or indirectly, anything of value to any foreign government official, or any political party or official thereof, or candidate for political influence to improperly influence such person. Similar laws exist in other countries, such as the UK, that restrict improper payments to persons in the public or private sector. Many countries have laws prohibiting these types of payments within the respective country. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties.

In addition, we are subject to U.S. and foreign laws and regulations that restrict our activities in certain countries and with certain persons. These include the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry.

Legal proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Management

Directors and executive officers

The following table sets forth the names, ages and positions of our directors and executive officers as of March 31, 2020.

Name	Age	Position
Brent Bellm	48	President, Chief Executive Officer, and Chairman
Robert Alvarez	46	Chief Financial Officer
Lisa Pearson	51	Chief Marketing Officer
Jimmy Duvall	47	Chief Product Officer
Brian Dhatt	43	Chief Technology Officer
Russell Klein	50	Chief Commercial Officer
Jeff Mengoli	49	Chief Legal Officer and Secretary
Marc Ostryniec	43	Chief Sales Officer
Paul Vaillancourt	63	Chief Services Officer
Lawrence Bohn	68	Director
Donald E. Clarke	60	Director
John T. McDonald	56	Director
Steven Murray	51	Director
Jeff Richards	48	Director
Ellen F. Siminoff	52	Director

Brent Bellm has served as our president, chief executive officer, and the chairman of our board of directors since June 2015. Prior to joining our company as our chief executive officer, Mr. Bellm was the president and chief operating officer of HomeAway Inc., a vacation rental online marketplace, from July 2010 to June 2015. Previously, Mr. Bellm served in various capacities at PayPal Holdings, Inc. from December 2002 to July 2010, most recently as vice president of global product, and at eBay, Inc. as director of corporate strategy from April 2001 to December 2002. Mr. Bellm worked with McKinsey & Company from September 1993 to January 2000. Mr. Bellm holds a B.A. in International Relations and Economics from Stanford University and an M.B.A. from Harvard Business School. We believe Mr. Bellm is qualified to serve as a member of our board of directors due to his perspective as our president and chief executive officer.

Robert Alvarez has served as our chief financial officer since October 2011. Prior to serving in this capacity, Mr. Alvarez served as the chief financial officer of LibreDigital, Inc. from June 2009 to September 2011. Previously, he served as the chief financial officer of Augmentix Corporation from February 2006 to March 2009. He serves as a member of the board of directors of the Austin Technology Counsel. Mr. Alvarez holds a B.B.A. in Accounting from the University of Texas at Austin.

Lisa Pearson has served as our chief marketing officer since July 2018. Prior to serving as our chief marketing officer, Ms. Pearson worked in various capacities at Umbel Corp., a digital marketplace, from August 2015 to February 2018, where she most recently served as chief executive officer, and at Bazaarvoice, Inc. from December 2010 to February 2015, where she most recently served as chief marketing officer. Ms. Pearson served as a member of the board of directors of Alert Logic from 2014 to 2016. Ms. Pearson holds a B.A. in Literature from Tulane University.

Jimmy Duvall has served as our chief product officer since July 2016. Prior to serving as our chief product officer, Mr. Duvall was vice president of product at Hootsuite Media Inc., a social media management platform, from December 2014 to July 2016. Previously Mr. Duvall was head of product, Magento at eBay Inc. from June 2012 to April 2014. Mr. Duvall holds a B.S. in Computer Information Systems from DeVry University.

Brian Dhatt has served as our chief technology officer since October 2016. Prior to serving as our chief technology officer, Mr. Dhatt served as chief technology officer for Borderfree, Inc. from March 2013 to January 2016. Previously, Mr. Dhatt worked in various capacities at the Gilt Groupe from November 2010 to March 2013, most recently as a vice president of engineering and product. Mr. Dhatt holds a B.S. in Computer Science from Duke University.

Russell Klein has served as our chief commercial officer since January 2018. Prior to serving as our chief commercial officer, Mr. Klein served as our senior vice president of corporate development from October 2015 to January 2018. Previously he was the co-founder and chairman of the board of directors of Librify Inc. from 2013 to 2015, and the co-founder and chief executive officer of Sendme, Inc. from May 2006 to December 2014. Mr. Klein holds a B.A. in Economics and East Asian Studies from the University of Pennsylvania and an M.B.A. from Harvard Business School.

Jeff Mengoli has served as our chief legal officer and secretary since July 2020. Prior to serving as our chief legal officer, Mr. Mengoli served as our general counsel beginning May 2016. Prior to serving as our general counsel, Mr. Mengoli worked with the Alibaba Group in various capacities from 2000 to 2016, including as general counsel for its United States subsidiaries. Mr. Mengoli was an associate at Wilson, Sonsini, Goodrich & Rosati LLP from 1997 to 1999 and an associate at Gibson, Dunn & Crutcher LLP from 1995 to 1997. Mr. Mengoli holds an A.B. in Economics from Harvard University and a J.D. from the University of California, Berkeley.

Marc Ostryniec has served as our chief sales officer since June 2020. Prior to serving as our chief sales officer, Mr. Ostryniec served as our senior vice president of sales beginning January 2019. Prior to serving as our senior vice president, Mr. Ostryniec worked for Experian plc, serving as the head of partner solutions sales from August 2016 to December 2018 and as the head of sales of CSIdentity from September 2011 to August 2016. Mr. Ostryniec holds a Bachelor of Science in Computer Engineering from Virginia Polytechnic Institute and State University.

Paul Vaillancourt has served as our chief services officer since June 2020. Prior to serving as our chief services officer, Mr. Vaillancourt served as our senior vice president of client success and operational excellence beginning May 2013. Prior to serving as our senior vice president, Mr. Vaillancourt served as senior vice president of contact center operations for Support.com, Inc. from January 2008 to May 2013 and vice president of customer support for Activant Solutions Inc. from March 2005 to January 2008.

Lawrence Bohn has been a member of our board of directors since July 2011. Mr. Bohn has served as a managing director of General Catalyst Partners, a venture capital firm, since April 2003. Prior to joining General Catalyst, Mr. Bohn served as the president, chief executive officer and chairman of the board of directors of NetGenesis Corp. and president of PC Docs, Inc. Mr. Bohn served on the boards of directors of HubSpot, Inc. and Demandware, Inc. from 2007 until October 2017 and 2004 until January 2016, respectively. He also currently serves on the board of directors of several privately-held companies. Mr. Bohn holds a B.A. in English from the University of Massachusetts, Amherst, and an M.A. in Linguistics from Clark University. We believe Mr. Bohn is qualified to serve as a member of our board of directors because of his executive leadership experience and extensive experience in the fields of cloud computing and SaaS.

Donald E. Clarke has been a member of our board of directors since December 2016. Since January 2014, Mr. Clarke has served as the chief financial officer for Plex Systems, Inc., a cloud-based enterprise resource planning company. Previously, he served as the chief financial officer for Eloqua, Inc. from March 2008 to March 2013. Prior to working at Eloqua, Mr. Clarke served as chief financial officer for Cloakware, Inc. from August 2006 to February 2008 and for Visual Networks, Inc. from July 2004 to March 2006. Mr. Clarke has served as a member of the board of directors of Alarm.com Holdings, Inc. since May 2014. He is a member of the American Institute of Certified Public Accountants and holds a B.S. in Accounting from Virginia Polytechnic Institute and State University. We believe Mr. Clarke is qualified to serve as a member of our board of directors because of his experience in operations, strategy, accounting, and financial management at both publicly and privately held companies.

John T. McDonald has been a member of our board of directors since August 2019. Since July 2010, Mr. McDonald has served as the chief executive officer and chairman of the board of directors of Upland Software Inc., a cloud-based software developer. Prior to founding Upland in 2010, Mr. McDonald was chief executive officer of Perficient, Inc. from 1999 to 2009, and chairman from 2001 to 2010. Mr. McDonald was an associate with Skadden, Arps, Slate, Meagher & Flom LLP in New York from 1987 to 1993. Mr. McDonald served as chairman of the Greater Austin Chamber of Commerce and as a member of the board of directors of several private companies and nonprofit organizations. Mr. McDonald holds a B.A. in Economics from Fordham University and a J.D. from Fordham Law School. We believe Mr. McDonald is qualified to serve as a member of our board of directors because of his experience and his background in the technology industry, including serving as chairman and chief executive officer of two publicly traded technology companies.

Steven Murray has been a member of our board of directors since June 2018. Since January 2016, Mr. Murray has served as a partner at Revolution Growth, a venture capital firm. From April 1996 to January 2016, Mr. Murray worked at SoftBank Capital in various capacities, most recently as a partner. Previously, Mr. Murray worked for Deloitte & Touche LLP, from 1989 to 1996. Mr. Murray serves on the boards of directors for a number of public and private companies, including Fitbit, Inc. since June 2013, DraftKings, Inc. since August 2016, and Interactions Corporation since June 2013. Mr. Murray holds a B.S. in Accounting from Boston College. We believe Mr. Murray is qualified to serve as a member of our board of directors due to his extensive experience with technology companies including his experience as a member of public company boards of directors.

Jeff Richards has been a member of our board of directors since May 2016. Mr. Richards has served as a managing partner at GGV Capital, a California-based venture capital firm, since 2010, after joining the firm in 2008. Prior to joining GGV Capital, Mr. Richards founded two technology companies: R4 Global Solutions, Inc., which was acquired by Verisign, Inc. in 2005, and QuantumShift Communications, Inc. Mr. Richards served as vice president of digital content services at Verisign, Inc. from May 2005 to May 2008. Previously, Mr. Richards was a management consultant with PricewaterhouseCoopers LLP from April 1995 to October 1997. He currently sits on the boards of directors of multiple private software and technology companies. Mr. Richards holds a B.A. in Government from Dartmouth College. We believe Mr. Richards is qualified to serve as a member of our board of directors due to his extensive experience with global technology companies.

Ellen F. Siminoff has been a member of our board of directors since February 2020. Ms. Siminoff has served on the board of Zynga, Inc., the world’s leading provider of social games, since June 2012 and the board of Discovery Education, a provider of digital curriculum resources and professional learning for K-12 classrooms, since August 2019. Ms. Siminoff also serves as a member of the Advisory Council of the Stanford Graduate School of Business. Ms. Siminoff previously served on the board of directors of Shmoop University, Inc., an educational publishing company, from March 2007 to February 2019 and on the board of directors for SolarWinds Inc., a provider of downloadable, enterprise-class network management software from June 2008 to February 2016. She also served as a founding executive at Yahoo! from February 1996 to February 2002. Ms. Siminoff holds an A.B. degree in Economics from Princeton University and an M.B.A. from the Stanford Graduate School of Business. We believe Ms. Siminoff is qualified to serve as a member of our board of directors because of her experience as a long-tenured media and technology executive and board member.

Composition of the board of directors

Our business and affairs are managed under the direction of our board of directors. Following the closing of this offering, we expect our board of directors to initially consist of seven directors. The current members of the board of directors were elected pursuant to a voting agreement among certain of our preferred and common stockholders, which entitles certain holders to elect directors. Upon the closing of this offering, such voting agreement will terminate and there will be no further obligation to which we are a party regarding the election of our directors. Following this offering, no stockholder will have any special rights regarding the election or designation of members of our board of directors. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation, or removal. There are no family relationships among any of our directors or executive officers.

Classified board of directors

In accordance with our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Our directors will be divided among the three classes as follows:

•	our Class I directors will be Lawrence Bohn, Jeff Richards, and Brent Bellm, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	our Class II directors will be Steven Murray and John T. McDonald, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	our Class III directors will be Donald E. Clarke and Ellen F. Siminoff, and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Director independence

Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committee be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In connection with this offering, our board of directors undertook a review of its composition, the composition of its committees, and the independence of our directors, and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment, and affiliations, including family relationships, our board of directors has determined that each of Lawrence Bohn, Donald E. Clarke, John T. McDonald, Steven Murray, Jeff Richards, and Ellen F. Siminoff, representing six of our seven directors that will be seated upon the closing of this offering, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is “independent” as that term is defined under the rules of Nasdaq. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our common stock by each non-employee director and the relationship of certain non-employee directors with certain of our significant stockholders.

Background and experience of directors

Upon the completion of this offering, our nominating and corporate governance committee will be responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of background and expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Board committees

Our board of directors has established an audit committee and a compensation committee and will establish a nominating and corporate governance committee prior to the closing of this offering. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

Upon the completion of this offering, we expect our audit committee will consist of Donald E. Clarke, Steven Murray, and Jeff Richards, each of whom our board of directors has determined satisfies the independence requirements for audit committee members under the listing standards of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of our audit committee meets the financial literacy requirements under the rules and regulations of Nasdaq and the SEC. The chair of our audit committee will be Mr. Clarke, who our board of directors has determined is an “audit committee financial expert” as defined by Item 407(d) of Regulation S-K.

Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance, and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

Our audit committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing standards of Nasdaq.

Compensation committee

Upon the completion of this offering, we expect our compensation committee will consist of John T. McDonald, Ellen F. Siminoff, and Lawrence Bohn, with Mr. Bohn serving as chair. Our board of directors has determined that each of the compensation committee members is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Code. The composition of our compensation committee meets the requirements for independence under the current listing standards of Nasdaq and current SEC rules and regulations. Decisions regarding the compensation of our executive officers have historically been made by the compensation committee.

The compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our chief executive officer’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives, and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure when required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing standards of Nasdaq.

Nominating and corporate governance committee

Upon the completion of this offering, we expect our nominating and corporate governance committee will consist of Ellen F. Siminoff, Jeff Richards, and Lawrence Bohn, with Ms. Siminoff serving as chair. The composition of our nominating and governance committee meets the requirements for independence under the current listing standards of Nasdaq and current SEC rules and regulations. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing standards of Nasdaq.

Compensation committee interlocks and insider participation

None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Role of the board in risk oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks, and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of business conduct and ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Executive and Director Compensation

Summary compensation table

The following table sets forth the total compensation paid to or earned by our chief executive officer and each of our two other most highly compensated executive officers for the year ended December 31, 2019. We refer to these individuals as our “named executive officers.”

Name and principal position	Salary ($)	Option awards ($)(1)	Nonequity incentive plan compensation ($)	Total ($)
Brent Bellm	350,000	-	65,940	415,940
President and Chief Executive Officer
Brian Dhatt	325,000	158,490	42,861	526,351
Chief Technology Officer
Lisa Pearson	325,000	95,095	42,861	462,956
Chief Marketing Officer

(1)

The amounts reported represent the aggregate grant-date fair value of the stock and option grants awarded to the named executive officer in the periods presented, calculated in accordance with FASB ASC Topic 718. Such grant-date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the equity awards reported in this column are set forth in Note 9 of our audited consolidated financial statements for the years ended December 31, 2018 and December 31, 2019 appearing at the end of this prospectus. The amounts reported in this column reflect the accounting cost for these equity awards and do not correspond to the actual economic value that may be received by the named executive officers in connection therewith.

Narrative disclosure to summary compensation table

Base salary

The initial annual base salary for Mr. Bellm was originally set forth in his employment offer letter (as described below) and, for 2019, remained at $350,000. The base salaries for each of Mr. Dhatt and Ms. Pearson for 2019 was $325,000 as originally set forth in their respective employment offer letters.

Annual bonus

With respect to 2019, each of Messrs. Bellm and Dhatt and Ms. Pearson was eligible to receive an annual bonus, with the target amount of such bonus for each set forth in their respective employment offer letters. For 2019, the target bonus amounts, expressed as an annualized amount in dollars: Mr. Bellm, $150,000; Mr. Dhatt, $97,500; and Ms. Pearson, $97,500. The amount of the bonus that was earned for 2019 service by each of Messrs. Bellm and Dhatt and Ms. Pearson was based on the attainment of corporate performance goals as recommended by our compensation committee and determined by our board of directors. The corporate performance goals for 2019 related to our annual recurring revenue, our monthly average net new revenue, and our adjusted EBITDA.

Equity compensation

Mr. Dhatt and Ms. Pearson each received grants of stock options under our 2013 Stock Option Plan (the “2013 Plan”) in 2019. On February 27, 2019, Mr. Dhatt was granted an option to purchase 250,000 shares of our common stock and Ms. Pearson was granted an option to purchase 150,000 shares of our common stock, each with an exercise price of $1.06 per share.

The stock option awards granted to Mr. Dhatt and Ms. Pearson are subject to time-based vesting, with 25% of the option shares eligible to vest on the one-year anniversary following the date of grant stated on each option and the remainder eligible to vest monthly thereafter over the next three years. In order to be able to vest in the award, the named executive officer must remain continuously employed, although the named executive officers’ vesting may accelerate if they incur a qualifying termination of employment.

Employment offer letters and agreements

Brent Bellm

On May 29, 2015, we entered into an employment offer letter with Brent Bellm, who currently serves as our president and chief executive officer. Mr. Bellm’s employment offer letter provides for at-will employment and sets forth his initial annual base salary, target bonus and initial stock option grants, as well as his eligibility to participate in our benefit plans generally. Mr. Bellm’s current annual base salary is $350,000. Mr. Bellm also is subject to our standard Proprietary Information and Inventions Agreement regarding ownership of intellectual property.

Under Mr. Bellm’s employment offer letter, as amended February 12, 2019, in the event that Mr. Bellm’s employment with us is terminated at any time without cause, then, subject to and contingent upon Mr. Bellm’s execution, delivery, and non-revocation of a general release and waiver in a form satisfactory to us within 60 days after the termination date, Mr. Bellm will be entitled to receive payments equal to six months of his base salary, payable in accordance with our normal payroll practices, over the three months following his termination date, and acceleration of unvested equity pursuant to the terms of Mr. Bellm’s stock option agreements or other equity award agreements to the amount that would become vested during the six-month period after the date of termination or resignation.

In addition to the foregoing, in the event that Mr. Bellm’s employment with us is terminated within three months prior to or eighteen months following a change in control without cause or because he resigns for good reason, then Mr. Bellm will be entitled to receive full acceleration of his unvested stock options and other equity awards.

Brian Dhatt

On September 9, 2016, we entered into an employment offer letter with Brian Dhatt, who currently serves as our chief technology officer. Mr. Dhatt’s employment offer letter provides for at-will employment, subject to a 90-day notice period prior to any termination of employment, and set forth his initial annual base salary, target bonus and initial stock option grants, as well as his eligibility to participate in our benefit plans generally. Mr. Dhatt’s current annual base salary is $325,000. Mr. Dhatt also is subject to our standard Proprietary Information and Inventions Agreement regarding ownership of our intellectual property.

Under Mr. Dhatt’s employment offer letter, as amended February 2, 2017, in the event that Mr. Dhatt’s employment with us is terminated due to job elimination or by us without cause or Mr. Dhatt resigns for good reason, then, subject to and contingent upon Mr. Dhatt’s execution, delivery, and non-revocation (if applicable) of a general release and waiver in a form satisfactory to us within 60 days after the termination date, Mr. Dhatt will be entitled to receive a lump sum payment equal to six months of his base salary on the first payroll period following the date the waiver and release becomes effective.

In addition, in the event that Mr. Dhatt’s employment with us is terminated by us without cause or upon Mr. Dhatt’s resignation for good reason, in either case, within three months prior to and twelve months following a change of control, then the unvested shares subject to Mr. Dhatt’s stock options will be accelerated and immediately become vested, released from our repurchase right and exercisable.

Lisa Pearson

On May 10, 2018, we entered into an employment offer letter with Lisa Pearson, who currently serves as our chief marketing officer. The employment offer letter provides for Ms. Pearson’s at-will employment, beginning July 9, 2018, and sets forth her initial annual base salary, target bonus and initial stock option grants, as well as her eligibility to participate in our benefit plans generally. Ms. Pearson’s current annual base salary is $325,000. Ms. Pearson is subject to our standard Proprietary Information and Inventions Agreement regarding ownership of intellectual property.

In the event that Ms. Pearson’s employment is terminated by us without cause or Ms. Pearson resigns for good reason, then, subject to and contingent upon Ms. Pearson’s execution, delivery, and non-revocation (if applicable) of a general release and waiver in a form satisfactory to us within 60 days after the termination date, Ms. Pearson will be entitled to receive a lump sum payment equal to six months of her base salary on the first payroll period following the date the waiver and release becomes effective.

In addition, in the event that Ms. Pearson’s employment with us is terminated by us without cause or upon Ms. Pearson’s resignation for good reason, in either case, within three months prior to and twelve months following a change of control, then the unvested shares subject to Ms. Pearson’s stock options will be accelerated and immediately become vested, released from our repurchase right and exercisable.

Retirement benefits

Through Insperity, our professional employer organization, we participate in a retirement savings plan for the benefit of our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee as directed by participants.

Employee benefits and perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees.

Outstanding equity awards at 2019 fiscal year-end

The following table sets forth information regarding outstanding stock awards held as of December 31, 2019 by our named executive officers.

	Option awards
Name	Number of securities underlying unexercised options exercisable(1)	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date
Brent Bellm	2,700,000	-	1,968,750	1.01	11/30/2028

Brian Dhatt	1,018,600	-	212,208	0.13	11/7/2026
	145,514	-	57,599	0.62	2/27/2028
	110,000	-	80,208	1.01	11/30/2028
	250,000	-	250,000	1.06	2/27/2029

Lisa Pearson	111,111	-	71,759	0.90	9/20/2028
	761,975	-	492,109	0.90	9/20/2028
	150,000	-	150,000	1.06	2/27/2029

(1)

Each option held by the named executive officers is exercisable immediately following grant, also known as “early exercisable,” and unvested shares purchased upon an early exercise are subject to a repurchase right in our favor on termination of employment that lapses along the same vesting schedule as contained in the option grant.

Director compensation

We did not pay cash or any other compensation to any of our non-employee directors during the year ended December 31, 2019, other than as described below. We do reimburse our directors for reasonable travel expenses incurred in connection with service on our board of directors. Compensation paid or accrued for services rendered to us by Mr. Bellm in his role as president and chief executive officer is included in our disclosure related to executive compensation in this section of this prospectus. Mr. Bellm does not receive additional compensation for his service on our board of directors. The compensation that Messrs. Bohn, Clarke, McDonald, Murray, and Richards received for the year ended December 31, 2019 is reported in the table below.

Name	Option awards ($)(1)(2)	Total ($)
Lawrence Bohn	-	-
Donald E. Clarke	-	-
John T. McDonald	106,315	106,315
Steven Murray	-	-
Jeff Richards	-	-

(1)

The amounts reported represent the aggregate grant date fair value of stock options awarded to the directors in 2019, calculated in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting costs for the stock options and do not reflect the actual economic value that may be received by the directors upon the exercise of the stock options or any sale of the underlying shares of common stock.

(2)	The table below shows the aggregate number of option awards outstanding as of December 31, 2019 by each director who was serving as of December 31, 2019.

Name	Option awards
Lawrence Bohn	-
Donald E. Clarke	440,000
John T. McDonald	220,000
Steven Murray	-
Jeff Richards	-

Stock option and other compensation plans

Prior to this offering, we granted awards under our 2013 Plan. Following the completion of this offering, we expect to grant stock and stock-based awards under our 2020 Plan and our 2020 ESPP. The following summaries describe the 2013 Plan and what we anticipate to be the material terms of our 2020 Plan and our 2020 ESPP. These summaries are not complete descriptions of all of the terms and are qualified in their entirety by reference to our 2013 Plan, 2020 Plan, and 2020 ESPP, each of which will be filed as exhibits to the registration statement of which this prospectus is a part. Following its adoption by our board of directors, our 2020 Plan is the only plan under which we may grant stock and stock-based awards.

2013 Plan

Our 2013 Plan, as amended, was adopted by our board of directors and approved by our stockholders on February 28, 2013. The maximum aggregate number of shares of common stock that may be issued under our 2013 Plan is 55,919,269. Our 2013 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock purchase rights, restricted stock bonuses, and restricted stock units (collectively, “awards”) to our employees, directors, and consultants who provide services to us. As of March 31, 2020, options to purchase 29,243,000 shares of Series 1 common stock were outstanding and, upon effectiveness of our 2020 Plan, no shares of common stock will be reserved for future grant under this plan. No awards have been granted under the 2013 Plan other than incentive stock options, nonstatutory stock options, restricted stock, and restricted stock units.

Subsequent to our initial public offering, we will not grant any additional awards under our 2013 Plan. Instead, we will grant equity awards under our 2020 Plan. Our 2013 Plan, however, will continue to govern the terms and conditions of all outstanding equity awards granted under the 2013 Plan.

Our standard form of award agreement under the 2013 Plan provides that options will vest 25% on the first anniversary of the vesting commencement date with the remainder vesting ratably over the next 36 months, subject to continued service through each applicable date. Under our 2013 Plan, our board of directors, or its designated committee, has the authority to grant awards with early exercise rights and to provide for accelerated vesting.

In its discretion, our board of directors, or its designated committee, may provide for acceleration of the exercisability, vesting or settlement of awards in connection with a “change in control,” as defined under our 2013 Plan, of each or any outstanding award or portion thereof and common stock acquired pursuant thereto upon such conditions, including termination of the plan participant’s service prior to, upon or following such change in control, and to such extent as our board of directors, or its designated committee, determines. In the event of a change in control, the surviving, continuing, successor or purchasing corporation or other business entity or parent thereof, as the case may be, may, without the consent of any plan participant, either assume or continue the rights and obligations under each or any award or portion thereof outstanding immediately prior to the change in control or substitute for each or any such outstanding award or portion thereof a substantially equivalent award with respect to its own stock, as applicable. Any award or portion thereof which is neither assumed nor continued by the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof in connection with the change in control nor exercised or settled as of the time of consummation of the change in control will terminate and cease to be outstanding effective as of the time of consummation of the change in control. Our board of directors, or its designated committee, however, will have the discretion, without the consent of any participant under the 2013 Plan, to terminate an award in exchange for cash, stock or other property.

Our 2013 Plan also provides that our board of directors, or its designated committee, may make appropriate and proportionate adjustments to the number of shares subject to outstanding awards to prevent dilution or enlargement of participants’ rights in the event of changes in our capitalization through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure, or in the event of payment of a dividend or distribution to the stockholders in a form other than stock (excepting regular, periodic cash dividends).

2020 Plan

Before the closing of this offering, our board of directors will adopt, and we expect our stockholders will approve, our 2020 Plan. The 2020 Plan will be effective upon its approval by our stockholders. It is intended to make available incentives that will assist us to attract, retain and motivate employees, including officers, consultants and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units and other cash-based or stock-based awards.

A total of                shares of our Series 1 common stock will be initially authorized and reserved for issuance under the 2020 Plan. This reserve will automatically increase on January 1, 2021, and each subsequent anniversary through and including January 1, 2030, by an amount equal to the smaller of (a)    % of the number of shares of Series 1 and Series 2 common stock issued and outstanding on the immediately preceding December 31 and (b) an amount determined by our board of directors. In addition, this reserve will be increased to include up to                shares that remained available for grant under our 2013 Plan upon its termination or that are subject to options granted under our 2013 Plan that expire or terminate without having been exercised in full.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2020 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards that expire or are canceled or forfeited will again become available for issuance under the 2020 Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations in connection with restricted stock unit or other full value awards. Upon payment in shares pursuant to the exercise of a stock appreciation right, the number of shares available for issuance under the 2020 Plan will be reduced by the gross number of shares for which the stock appreciation right is exercised. If the exercise price of an option is paid by tender of previously owned shares or by means of a net exercise, the number of shares available for issuance under the 2020 Plan will be reduced by the gross number of shares for which the option is exercised. Shares purchased in the open market with option exercise proceeds or shares withheld to satisfy tax obligations upon the exercise of options will not add to the number of shares available under the 2020 Plan.

The 2020 Plan will be administered by the compensation committee of our board of directors. Subject to the provisions of the 2020 Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. However, the compensation committee may delegate to one or more of our officers the authority to grant awards to persons who are not officers or directors, subject to certain limitations contained in the 2020 Plan and award guidelines established by the compensation committee. The compensation committee will have the authority to construe and interpret the terms of the 2020 Plan and awards granted under it. The 2020 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2020 Plan.

The 2020 Plan authorizes the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment or to amend such awards to reduce the exercise price thereof to the fair market value of the common stock on the date of amendment.

Our 2020 Plan limits the grant date fair market value of all equity awards and the amount of cash compensation that may be provided to a non-employee director in any fiscal year to an aggregate of $                for the first year of service and $                for each year of service thereafter.

Awards may be granted under the 2020 Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•

Stock options. We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code (the “Code”)), each of which gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to purchase a number of shares of our Series 1 common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•

Stock appreciation rights. A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our Series 1 common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our Series 1 common stock or in cash, except that a stock appreciation right granted in tandem with a related option is payable only in stock.

•

Restricted stock. The administrator may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends will be subject to the same vesting conditions as the related shares.

•

Restricted stock units. Restricted stock units represent rights to receive shares of our Series 1 common stock (or their value in cash) at a future date without payment of a purchase price (unless required under applicable state corporate laws), subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

•

Performance shares and performance units. Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights denominated in shares of our Series 1 common stock, while performance unit awards are rights denominated in dollars. The administrator establishes the applicable performance goals based on one or more measures of business or personal performance enumerated in the 2020 Plan, such as revenue, gross margin, net income, or total stockholder return or as otherwise determined by the administrator. To the extent earned, performance share and unit awards may be settled in cash or in shares of our Series 1 common stock. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of Series 1 common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•

Cash-based awards and other stock-based awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our Series 1 common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our Series 1 common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

In the event of a change in control as described in the 2020 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2020 Plan or substitute substantially equivalent awards. Any awards that are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. Our compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines. The 2020 Plan will also authorize our compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the canceled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

The 2020 Plan will continue in effect until it is terminated by the administrator; provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend, or terminate the 2020 Plan at any time; provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

2020 ESPP

Before the completion of this offering, our board of directors will adopt, and we expect our stockholders will approve, our 2020 Employee Stock Purchase Plan, or the 2020 ESPP. We expect that our 2020 ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part.

A total of             shares of our Series 1 common stock are available for sale under our 2020 ESPP. In addition, our 2020 ESPP provides for annual increases in the number of shares of Series 1 common stock available for issuance under the 2020 ESPP on January 1 of each year through and including January 1, 2030, equal to the smallest of:

•	shares;

•	% of the outstanding shares of our Series 1 and Series 2 common stock on the immediately preceding December 31; and

•	such other amount as may be determined by our compensation committee.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights that expire or are canceled will again become available for issuance under the 2020 ESPP.

The compensation committee of our board of directors will administer the 2020 ESPP and have full authority to interpret the terms of the 2020 ESPP. The 2020 ESPP provides, subject to certain limitations, for indemnification by us of any director, officer, or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2020 ESPP.

All of our employees, including our named executive officers, and employees of any of our subsidiaries designated by the compensation committee are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year, subject to any local law requirements applicable to participants in jurisdictions outside the United States. However, an employee may not be granted rights to purchase stock under our 2020 ESPP if such employee:

•	immediately after the grant would own stock or options to purchase stock possessing 5.0% or more of the total combined voting power or value of all classes of our capital stock; or

•

holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which the right to be granted would be outstanding at any time.

Our 2020 ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s regular and recurring straight time gross earnings and payments for overtime and shift premiums but excludes payments for incentive compensation, bonuses and other similar compensation.

Amounts deducted and accumulated from participant compensation, or otherwise funded in any participating non-U.S. jurisdiction in which payroll deductions are not permitted, are used to purchase shares of our common stock at the end of each offering period. The purchase price of the shares of Series 1 Common Stock will be 85.0% of the purchase date closing market price of our common stock. Participants may end their participation at any time during an offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Series 1 common stock. Participation ends automatically upon termination of employment with us.

Each participant in any offering will have an option to purchase for each full month contained in the offering period a number of shares determined by dividing $2,083.33 by the fair market value of a share of our Series 1 common stock on the first day of the offering period, except as limited in order to comply with Section 423 of the Code. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

Our 2020 ESPP will continue in effect until terminated by the administrator. The compensation committee has the authority to amend, suspend, or terminate our 2020 ESPP at any time.

Limitation of liability and indemnification

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law (“DGCL”) and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors or executive officers.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/ or indemnified against certain liabilities incurred in their capacity as members of our board of directors. We have agreed that we will be the indemnitor of “first resort,” however, with respect to any claims against these directors for indemnification claims that are indemnifiable by both us and their employers. Accordingly, to the extent that indemnification is permissible under applicable law, we will have full liability for such claims (including for the advancement of any expenses) and we have waived all related rights of contribution, subrogation, or other recovery that we might otherwise have against these directors’ employers.

Rule 10b5-1 sales plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our capital stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Certain Relationships and Related Party Transactions

Below we describe transactions since January 1, 2017 to which we were or will be a participant and in which (i) the amounts involved exceeded or will exceed $120,000 and (ii) any of our directors, executive officers or holders of more than 5% of our voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Executive and Director Compensation.”

Series F preferred stock financings

On April 19, 2018, we completed the sale of an aggregate of 23,628,441 shares of our Series F preferred stock at a purchase price of $2.7086 per share for an aggregate purchase price of $63,999,995.29. Each share of our Series F preferred stock will convert into shares of our Series 1 common stock or Series 2 common stock (in the case of holders subject to certain requirements under the Bank Holding Company Act of 1956, as amended) immediately prior to the closing of this offering, including adjustments in connection with the 1-for-    reverse stock split of our common stock effected on                , 2020. Upon conversion, holders of the Series F preferred stock will be entitled to the Series F Dividend, paid in either cash or shares of Series 2 common stock, which we intend to pay in cash. As a result of the anticipated payment of the Series F Dividend, holders of our Series F preferred stock are expected to receive approximately $             million of the net proceeds of this offering, including entities affiliated with General Catalyst Group and Lawrence Bohn, a member of our board of directors, and entities affiliated with GGV Capital and Jeff Richards, a member of our board of directors, which are expected to receive approximately $             million and $             million, respectively. The following table summarizes the purchase of shares of our Series F preferred stock by holders of more than 5% of our voting stock and entities affiliated with a member of the board of directors.

Name of Stockholder(1)	Shares of Series F Preferred Stock	Purchase Price
Entities affiliated with General Catalyst Group(2)	184,597	$499,999.44
Entities affiliated with GGV Capital(3)	369,193	$999,996.16

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under “Principal Stockholders.”
(2)	Lawrence Bohn, a member of our board of directors, is affiliated with General Catalyst GP IV, L.P. and General Catalyst GP V, L.P. (collectively with their affiliates, “General Catalyst Group”).
(3)	Jeff Richards, a member of our board of directors, is affiliated with GGV Capital V L.P. (“GGV Capital”).

Investor Rights Agreement

We have entered into a fourth amended and restated investor rights agreement (the “Investor Rights Agreement”) with certain of our stockholders, including individuals and entities affiliated with Revolution Growth II, LP (“Revolution Growth”), General Catalyst Group, Softbank Princeville Investments, L.P. (“Softbank”), and GGV Capital. The Investor Rights Agreement, among other things, grants stockholders (i) certain registration rights with respect to shares of our common stock, including shares of common stock issuable upon the conversion of our preferred stock, (ii) board observer rights to certain investors upon certain ownership thresholds, and (iii) a right of first offer with respect to sales of our equity securities by us, subject to specified exceptions.

For more information regarding the registration rights provided by the Investor Rights Agreement, please refer to “Shares Eligible for Future Sale—Registration rights.” The provisions of this agreement will terminate upon the closing of this offering except with respect to the registration rights. This is not a complete summary of the Investor Rights Agreement. This summary is qualified by the full text of the Investor Rights Agreement, filed as an exhibit to the registration statement of which this prospectus forms a part.

Voting Agreement

We have entered into a fourth amended and restated voting agreement (the “Voting Agreement”) with certain of our stockholders, including individuals and entities affiliated with Revolution Growth, General Catalyst Group, Softbank, and GGV Capital. The Voting Agreement, among other things, provides for (i) the voting of shares with respect to the constituency of the board of directors and (ii) the voting of shares with respect to certain transactions approved by a majority of the holders of outstanding preferred stock.

This agreement will terminate upon the closing of this offering. This summary is qualified by the full text of the Voting Agreement, filed as an exhibit to the registration statement of which this prospectus forms a part.

Right of First Refusal and Co-Sale Agreement

We have entered into a fourth amended and restated right of first refusal and co-sale agreement (the “ROFR Agreement”) with certain of our stockholders, including individuals and entities affiliated with Revolution Growth, General Catalyst Group, Softbank, and GGV Capital. The ROFR Agreement, among other things, grants (i) certain investors rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders, and (ii) certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders.

This agreement will terminate upon the closing of this offering. This summary is qualified by the full text of the ROFR Agreement, filed as an exhibit to the registration statement of which this prospectus forms a part.

Indemnification agreements

We intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and procedures for related party transactions

Our board of directors has approved a related-party transaction policy, effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of transactions involving us and “related persons.” For the purposes of this policy, “related persons” will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock and their immediate family members.

The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated party and the extent of the related person’s interest in the transaction. All related-party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal Stockholders

The following table and footnotes below sets forth information regarding the beneficial ownership of shares of our common stock as of June 30, 2020 for:

•	each person known by us to beneficially own more than 5% of our Series 1 common stock;

•	each of the directors and named executive officers individually; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Series 1 common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days after June 30, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                shares of Series 1 common stock outstanding as of June 30, 2020. We have based our calculation of the percentage of beneficial ownership after this offering on the sale of                shares of Series 1 common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares and excluding any potential purchases in this offering by the persons and entities named in the table below.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o BigCommerce Holdings, Inc., 11305 Four Points Drive, Building II, Third Floor, Austin, Texas 78726.

Percentage of Shares Beneficially Owned
Name of beneficial owner	Number of shares beneficially owned	Before offering	After offering

5% Stockholders
Wadih Machaalani
Mitchell Harper
Revolution Growth(1)
General Catalyst Group(2)
GGV Capital(3)
Softbank(4)

Named Executive Officers and Directors
Brent Bellm(5)
Lisa Pearson(6)
Brian Dhatt(7)
Lawrence Bohn(8)
Donald E. Clarke(9)
John T. McDonald(10)
Steven Murray(11)
Jeff Richards(12)
Ellen F. Siminoff (13)
All executive officers and directors together as a group (15 persons)(14)

*	Represents beneficial ownership of less than 1%.
(1)

Steven Murray, a member of our board of directors, is the operating manager of Revolution Growth UGP II, LLC, the general partner of Revolution Growth GP II, LP, which is the general partner of Revolution Growth II, LP (“Revolution Growth”). Revolution Growth UGP II, LLC, Revolution Growth GP II, LP and Mr. Murray may be deemed to have voting and dispositive power with respect to these shares. The business address of these accounts is 1717 Rhode Island Avenue, NW, 10th Floor, Washington, D.C. 20036.

(2)

Represents                 shares of Series 1 common stock owned by General Catalyst Group IV, L.P. (“GCG IV”),                 shares of Series 1 common stock owned by GC Entrepreneurs Fund IV, L.P. (“GCE IV”),                 shares of Series 1 common stock owned by General Catalyst Group V, L.P. (“GCG V”),                 shares of Series 1 common stock owned by GC Entrepreneurs Fund V, L.P. (“GCE V”), and                 shares of Series 1 common stock owned by General Catalyst Group V Supplemental, L.P. (“GCG V S”). General Catalyst GP IV, LLC (“GCGP IV”) is the general partner of General Catalyst Partners IV, L.P., which is the general partner of GCG IV and GCE IV, and General Catalyst GP V, LLC (“GCGP V”) is the general partner of General Catalyst Partners V, L.P., which is the general partner of GCG V, GCE V and GCG V S. Lawrence Bohn, a member of our board of directors, Joel Cutler, and David Fialkow are managing directors of GCGP IV and GCGP V, and, as a result, may be deemed to have voting and dispositive power over the shares held by GCG IV, GCE IV, GCG V, GCE V, and GCG V S. The address for General Catalyst is 20 University Road, Suite 450, Cambridge, MA 02138.

(3)

GGV Capital V L.L.C. is the general partner of GGV Capital. Jeff Richards, a member of our board of directors, is the managing director of GGV Capital V L.L.C., and, as a result, may be deemed to have voting and dispositive power over the shares held by each of GGV Capital. The address for GGV Capital is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025.

(4)

SB PV GP LP and SB PV GP LLC are the general partners of Softbank. Steven Murray, a member of our board of directors, is the managing member of SB PV GP LP and SB PV GP LLC, and, as a result, may be deemed to have voting and dispositive power over the shares held by Softbank. The address for Softbank is 38 Glen Avenue, Newton, MA 02459.

(5)

Includes                 shares of Series 1 common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2020,                 of which options may be purchased upon early exercise of such options but remain subject to further vesting.

(6)

Consists of                 shares of Series 1 common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2020,                 of which options may be purchased upon early exercise of such options but remain subject to further vesting.

(7)

Consists of                 shares of Series 1 common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2020,                 of which options may be purchased upon early exercise of such options but remain subject to further vesting.

(8)

Consists of the shares described in footnote (2) above. Mr. Bohn may be deemed to share beneficial ownership of the shares held by General Catalyst. The address for Mr. Bohn is 20 University Road, Suite 450, Cambridge, MA 02138.

(9)

Consists of                 shares of Series 1 common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2020,                 of which options may be purchased upon early exercise of such options but remain subject to further vesting.

(10)

Consists of                 shares of Series 1 common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2020,                 of which options may be purchased upon early exercise of such options but remain subject to further vesting.

(11)

Consists of the shares described in footnotes (1) and (4) above. Mr. Murray may be deemed to share beneficial ownership of the shares held by Revolution Growth and Softbank. The address for Mr. Murray is 1717 Rhode Island Avenue, NW, 10th Floor, Washington, D.C. 20036.

(12)

Consists of the shares described in footnote (3) above. Mr. Richards may be deemed to share beneficial ownership of the shares held by GGV Capital. The address for Mr. Richards is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025.

(13)	Includes shares of Series 1 common stock which are subject to vesting conditions that will not vest within 60 days of June 30, 2020.
(14)

Includes                 shares of Series 1 common stock issuable upon the exercise of options exercisable within 60 days of June 30, 2020,                 of which options may be purchased upon early exercise of such options but remain subject to further vesting, and                 shares of Series 1 common stock which are subject to vesting conditions that will not vest within 60 days of June 30, 2020.

Description of Capital Stock

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect immediately prior to the closing of this offering, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Because this is only a summary, it may not contain all the information that is important to you.

General

Immediately prior to the closing of this offering, our authorized capital stock will consist of            shares of Series 1 common stock, par value $0.0001 per share,             shares of Series 2 common stock, par value $0.0001 per share, and            shares of preferred stock, par value $0.0001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common stock

As of March 31, 2020, there were             shares of our voting common stock (“Series 1 common stock”) and             shares of our non-voting common stock (“Series 2 common stock”) outstanding that were held of record by approximately            stockholders, assuming the conversion of our preferred stock into shares of common stock. There will be            shares of Series 1 common stock outstanding after giving effect to the sale of shares of Series 1 common stock offered by this prospectus.

Holders of shares of our Series 1 common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Series 1 common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Series 2 common stock are not entitled to vote on any matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders. Accordingly, holders of a majority of our Series 1 common stock entitled to vote at an election of directors may elect all of the directors standing for election.

Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of shares of our Series 1 common stock and Series 2 common stock are entitled to receive dividends ratably when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends. See “Dividend Policy.”

Upon our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Series 1 common stock and Series 2 common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Series 1 common stock and Series 2 common stock that will be outstanding at the time of the consummation of the offering will be fully paid and non-assessable. The Series 1 common stock and Series 2 common stock will not be subject to further calls or assessments by us. Holders of shares of our Series 1 common stock do not have preemptive, subscription, redemption, or conversion rights. Holders of shares of our Series 2 common stock do not have preemptive, subscription, or redemption rights. Shares of Series 2 common stock may be converted into an equal number of shares of Series 1 common stock at any time at the election of the holder thereof and mandatorily upon certain transfers. There will be no redemption or sinking fund provisions applicable to the Series 1 common stock or Series 2 common stock. The rights powers, preferences, and privileges of our Series 1 common stock and Series 2 common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Preferred stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock, or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Registration rights

Our Investor Rights Agreement provides certain holders the right, beginning 180 days following the date of this prospectus, to demand that we file a registration statement or request that their shares be included in a registration statement that we are otherwise filing. See “Shares Eligible for Future Sale—Registration rights” for additional information regarding these registration rights. Pursuant to the Investor Rights Agreement, we are required to pay all registration expenses and indemnify these holders with respect to each registration of registrable shares that is effected.

Annual stockholder meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws and certain provisions of Delaware law

Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an antitakeover effect and may delay, deter, or prevent a merger or acquisition by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but unissued capital stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Classified board of directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of our Series 1 common stock. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director. See “Management—Composition of the board of directors.” These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control of us or our management.

Business combinations

We intend to opt out of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain business combinations with any interested stockholder for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

No cumulative voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special stockholder meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.

Director nominations and stockholder proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation will provide otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent, unless such action is recommended by all directors then in office.

Amendment of amended and restated certificate of incorporation or bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon the closing of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2⁄3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2⁄3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

The foregoing provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Exclusive forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director (including any director serving as a member of the Executive Committee), officer, agent, or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), the amended and restated certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. It will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Limitations of liability and indemnification

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer agent and registrar

The transfer agent and registrar for shares of our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “BIGC.”

U.S. Federal Income Tax Considerations for Non-U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Series 1 common stock by a Non-U.S. Holder (as defined below) that holds our Series 1 common stock as a capital asset (generally, property held for investment). This discussion is based on the Code, Treasury Department regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements and other relevant applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). No ruling has been or will be sought from the Internal Revenue Service (the “IRS”), with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our Series 1 common stock. In either case, the tax considerations of owning or disposing of our Series 1 common stock could differ from those described below.

This discussion does not address all U.S. federal income tax considerations that may be applicable to Non-U.S. Holders in light of their particular circumstances or Non-U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities, commodities, or currencies;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	persons holding our Series 1 common stock as part of a straddle, hedge, conversion, or other integrated transaction;

•	persons who acquired shares of our Series 1 common stock as compensation or otherwise in connection with the performance of services;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-qualified retirement plans; and

•	tax-exempt organizations and governmental organizations.

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax, or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our Series 1 common stock.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Series 1 common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Series 1 common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend on the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our Series 1 common stock.

INVESTORS CONSIDERING THE PURCHASE OF SERIES 1 COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER U.S. FEDERAL, FOREIGN, STATE OR LOCAL LAWS AND ANY APPLICABLE TAX TREATIES.

Distributions on our Series 1 common stock

As discussed under “Dividend Policy” above, we do not currently anticipate paying cash dividends to our Series 1 common stockholders. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our Series 1 common stock (or that we engage in certain redemptions that are treated as distributions with respect to Series 1 common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our Series 1 common stock and thereafter as capital gain from the deemed sale, exchange or other taxable disposition of our Series 1 common stock, with the tax treatment described below in “—Sale, exchange or other disposition of our Series 1 common stock.”

Subject to the discussions below regarding effectively connected income and under “—Foreign account tax compliance act withholding taxes,” distributions treated as dividends paid on our Series 1 common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, unless the Non-U.S. Holder is entitled to a reduced rate under an applicable income tax treaty. To obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (1) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any applicable successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or (2) if such Non-U.S. Holder’s Series 1 common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Regulations. A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below under “—Foreign account tax compliance act withholding taxes,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI, or other applicable successor or replacement form before payment of any distributions. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

A Non-U.S. Holder who provides us with an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI or other applicable successor form will be required to periodically update such form.

Sale, exchange, or other disposition of our Series 1 common stock

Subject to the discussion below under “—Information reporting and backup withholding,” a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our Series 1 common stock unless:

•

such gain is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•

such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States; or

•

we are or become a United States real property holding corporation (as defined in section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. Although there can be no assurances in this regard, we believe we are not a USRPHC and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes. If we become a USRPHC after this offering, so long as our Series 1 common stock is regularly traded on an established securities market and continues to be so traded, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized from the sale, exchange or other disposition of shares of our Series 1 common stock as a result of such status unless (1) such holder actually or constructively owned more than 5% of our Series 1 common stock at any time during the shorter of (A) the five-year period preceding the disposition, or (B) the holder’s holding period for our Series 1 common stock, and (2) we were a USRPHC at any time during such period when the more than 5% ownership test was met. If any gain on your disposition is taxable because we are a USRPHC and your ownership of our Series 1 common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons. Any such Non-U.S. Holder that owns or has owned, actually or constructively, more than 5% of our Series 1 common stock is urged to consult that holder’s own tax advisor with respect to the particular tax consequences to such holder for the gain from the sale, exchange, or other disposition of shares of our Series 1 common stock if we were to be or to become a USRPHC.

Information reporting and backup withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder’s country of residence.

Information reporting and, in certain circumstances, backup withholding will apply to the payment of dividends and proceeds of a sale or other disposition of our Series 1 common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption by properly certifying its Non-U.S. Holder status on an IRS Form W-8BEN, W-8BEN-E, or other applicable or successor form.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act withholding taxes

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. FATCA may require withholding at a rate of 30% on dividends in respect of our Series 1 common stock held by or through certain “foreign financial institutions” or a “non-financial foreign entity” (each as defined in the Code), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. Accordingly, the entity through which our Series 1 common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our Series 1 common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. We will not pay any amounts to holders in respect of any amounts withheld. Under existing Regulations, FATCA withholding on gross proceeds from the sale or other disposition of our Series 1 common stock was to take effect on January 1, 2019; however, recently proposed Regulations, which may currently be relied upon, would eliminate FATCA withholding on such types of payments. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Series 1 common stock.

U.S. federal estate tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Series 1 common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR SERIES 1 COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Series 1 common stock. No prediction is made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Series 1 common stock prevailing from time to time. The sale of substantial amounts of our Series 1 common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Series 1 common stock.

Upon the closing of this offering, we will have outstanding            shares of Series 1 common stock (or            shares of Series 1 common stock if the underwriters’ option to purchase additional shares of Series 1 common stock is exercised in full) and            shares of Series 2 common stock. The shares of Series 1 common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any Series 1 common stock held by our “affiliates,” as defined in Rule 144, which would be subject to the limitations and restrictions described below. The remaining outstanding shares of our Series 1 common stock and Series 2 common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated pursuant to the Securities Act, which are summarized below.

As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•	shares of our common stock will be eligible for immediate sale upon the closing of this offering; and

•

                shares of our common stock will be eligible for sale upon expiration of lock-up agreements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale, and other limitations under Rule 144 and Rule 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments, or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Registration statements on Form S-8

As of March 31, 2020, options to purchase an aggregate of            shares of our Series 1 common stock were outstanding. In addition, following the completion of this offering,             shares of our Series 1 common stock may be granted under our 2020 Plan and              shares of our Series 1 common stock may be granted under our 2020 ESPP, which amounts may be subject to annual adjustment. See “Executive and Director Compensation—Stock option and other compensation plans.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register Series 1 common stock issued or reserved for issuance under our 2013 Plan, our 2020 Plan, and our 2020 ESPP. Any such registration statement on Form S-8 will automatically become effective upon filing. Accordingly, shares of Series 1 common stock registered under such registration statement will be available for sale in the open market, subject to any vesting restrictions or the lock-up restrictions and Rule 144 limitations applicable to affiliates described below.

Lock-up agreements and market stand-off provisions

We, all of our directors and officers, and the holders of substantially all of our equity securities outstanding immediately prior to this offering have agreed with the underwriters, subject to certain exceptions, not to, and not to publicly announce an intention to: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (2) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether owned directly by such member (including holding as a custodian) or with respect to which such member has beneficial ownership within the rules and regulations of the SEC, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Barclays Capital Inc. Our lock-up agreement will provide for certain exceptions. See “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our Investor Rights Agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

The shares of common stock to be issued upon conversion of our outstanding preferred stock and the outstanding shares of common stock held by our existing stockholders are “restricted” securities under Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an “affiliate” of ours at any time during the three months preceding a sale, and who has held restricted securities (within the meaning of Rule 144) for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has held restricted securities (within the meaning of Rule 144) for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144.

Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements or market stand-off provisions as described above and under “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Registration rights

Pursuant to our Investor Rights Agreement, certain stockholders have the right, following the closing of this offering, to demand that we file a registration statement or request that their shares be included in a registration statement that we are otherwise filing. We refer to the shares held by holders having rights under this agreement as registrable securities. As of March 31, 2020, the holders of          registrable securities, including shares issuable upon the conversion of all outstanding preferred stock, have rights under this agreement.

Demand registration rights

Pursuant to our Investor Rights Agreement, beginning 180 days after the effective date of the registration statement for this offering and until the earlier of (1) the date four years following the completion of this offering and (2) the closing of a deemed liquidation event, the holders of at least a majority of the registrable securities with demand registration rights can demand that we file up to two registration statements on Form S-1. Additionally, beginning 180 days after the effective date of the registration statement for this offering and until the earlier of (1) the date four years following the completion of this offering and (2) the closing of a deemed liquidation event, Goldman Sachs & Co. LLC can demand that we file one registration statement on Form S-1. Under specified circumstances, we also have the right to defer filing of a requested registration statement for a period of not more than 30 days, which right may not be exercised more than once during any 12-month period. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 registration rights

Pursuant to our Investor Rights Agreement, if we are eligible to file a registration statement on Form S-3, the holders of registrable securities have the right to demand that we file additional registration statements, including a shelf registration statement, for such holders on Form S-3, if the aggregate anticipated offering price is at least $1.5 million.

Piggyback registration rights

Pursuant to our Investor Rights Agreement, if we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, a registration related to the issuance or resale of any securities issued in a corporate reorganization or transaction under Rule 145 of the Securities Act, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities, the holders of all registrable securities are entitled to receive notice of the registration and to include their registrable securities in such registration. Holders of registrable securities will be entitled to notice of this registration and will be entitled to include their registrable securities in the registration statement of which this prospectus forms a part, subject to customary exclusions and limitations.

Expenses of registration

We are required to pay all expenses in connection with the registration, qualification, or compliance of sales relating to any demand, Form S-3, or piggyback registration. All selling expenses incurred will be borne by holders pro rata on the basis of the number of shares registered. We will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares requested to be included in such a registration statement, subject to limited exceptions.

Underwriting

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Jefferies LLC
KeyBanc Capital Markets Inc.
Canaccord Genuity LLC
Needham & Company, LLC
Raymond James & Associates, Inc.
SunTrust Robinson Humphrey, Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Series 1 common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Series 1 common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Series 1 common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Series 1 common stock directly to the public at the offering price set forth on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Series 1 common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of Series 1 common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Series 1 common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Series 1 common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Series 1 common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of Series 1 common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with Financial Industry Regulatory Authority, Inc. up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Series 1 common stock offered by them.

We have applied to list our Series 1 common stock on Nasdaq under the trading symbol “BIGC.”

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly announce an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of Series 1 common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Series 1 common stock or any security convertible into or exercisable or exchangeable for Series 1 common stock.

The restrictions described in the immediately preceding paragraph do not apply to certain transfers, dispositions, or transactions, including the following:

(a)

transfers of shares of common stock or other securities acquired in open market transactions after the completion of this offering or the effective date of the registration statement of which this prospectus forms a part;

(b)

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the lock-up party or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or (iv) if the lock-up party is a trust, to any beneficiary of the lock-up party or the estate of any such beneficiary;

(c)

distributions, transfers, or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlled or managed by the lock-up party or affiliates of the lock-up party, or (ii) as part of a distribution, transfer, or disposition without consideration by the lock-up party to its stockholders, current or former partners (general or limited), members, beneficiaries, or other equity holders, or to the estates of any such stockholders, partners, beneficiaries, or other equity holders; provided that, for certain holders, no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement shall be required or voluntarily made during the 30 days after the date of this prospectus, and after such 30th day, no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement shall be voluntarily made during the remainder of the restricted period and any required filing under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this paragraph;

(d)

(i) the receipt by the lock-up party from us of shares of common stock upon the exercise of options or settlement of restricted stock units or other equity awards granted under a stock incentive plan or other equity award plan, which plan is described herein, or the exercise of warrants outstanding and which are described herein, or (ii) the transfer of shares of common stock or any securities convertible into common stock to us upon a vesting or settlement event of our securities or upon the exercise of options, restricted stock units or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options, restricted stock units, or warrants (and any transfer to us necessary in respect of such amount needed for the payment of taxes, including estimated taxes, due as a result of such vesting or exercise whether by means of a “net settlement” or otherwise) so long as such “cashless” exercise or “net exercise” is effected solely by the surrender of outstanding options, restricted stock units or warrants (or the common stock issuable upon the exercise thereof) to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations; provided that in the case of either (i) or (ii), (x) the shares received upon exercise or settlement of the option, restricted stock unit or warrant are subject to the terms of the lock-up agreement, and (y) no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such receipt or transfer, shall be required or shall be voluntarily made by or on behalf of the lock-up party;

(e)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period, and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan during the restricted period, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

(f)

the transfer of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order;

(g)

any transfer of common stock to us pursuant to arrangements under which we have the right or option to repurchase such shares or a right of first refusal with respect to transfers of such shares and which are described herein;

(h)

the conversion of the outstanding preferred stock into shares of common stock prior to or in connection with the consummation of this offering or the conversion of shares of Series 2 common stock into shares of Series 1 common stock, provided that any such shares of common stock received upon such conversion shall be subject to the terms of the lock-up agreement;

(i)

the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, that is approved by our board of directors, made to all holders of common stock involving a change of control, provided that in the event that the tender offer, merger, consolidation, or other such transaction is not completed, the common stock owned by the lock-up party shall remain subject to the restrictions contained in the lock-up agreement;

(j)

for certain holders, the assignment or transfer, in whole or in part, of the conversion right and/or the term loan advance provided in the 2017 Convertible Term Loan and the 2020 Convertible Term Loan, and/or any other indebtedness incurred by us or by any of our subsidiaries or other affiliates under either the 2017 Convertible Term Loan or the 2020 Convertible Term Loan; and

(k)

for certain holders, the exercise of a conversion right and/or the term loan advance by a conversion right holder pursuant to either the 2017 Convertible Term Loan or the 2020 Convertible Term Loan, provided that the shares of common stock issued upon such exercise shall be subject to the restrictions set forth in the lock-up agreement;

provided that:

•

in the case of any assignment, transfer, distribution, or disposition pursuant to clause (b), (c), (f), or (j), each assignee, transferee, donee, or distributee shall sign and deliver a lock-up agreement;

•

in the case of any transfer, distribution, or disposition pursuant to clause (b) or (c), such transfer, distribution, or disposition shall not involve a transfer, distribution, or disposition for value;

•

in the case of any transfer, distribution, or disposition pursuant to clause (a), (b), or (c), no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure shall be required or shall be voluntarily made during the restricted period; and

•

in the case of any transfer or exercise pursuant to clause (f), (g), or (k), no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure shall be required or shall be voluntarily made during the restricted period, unless such filing is required and clearly indicates in the footnotes thereto that such transfer or exercise is being made pursuant to the circumstances described in the applicable clause.

Subject to compliance with the notification and public announcement requirements related to the lock-up agreements with directors and officers under FINRA Rule 5131(d)(2), the representatives, in their sole discretion, may release the Series 1 common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Series 1 common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series 1 common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series 1 common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Series 1 common stock in the open market to stabilize the price of the Series 1 common stock. These activities may raise or maintain the market price of the Series 1 common stock above independent market levels or prevent or retard a decline in the market price of the Series 1 common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Series 1 common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the offering

Prior to this offering, there has been no public market for our Series 1 common stock. The initial public offering price will be determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling restrictions

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The securities may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the securities may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any securities may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the securities, you represent and warrant to us that you are an Exempt Investor.

As any offer of securities under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the securities you undertake to us that you will not, for a period of 12 months from the date of sale of the securities, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA.”) This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

The securities have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the securities nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

People’s Republic of China

This prospectus will not be circulated or distributed in the People’s Republic of China (the “PRC”), and the securities will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any securities or caused the securities to be made the subject of an invitation for subscription or purchase and will not offer or sell any securities or cause the securities to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or
(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;
(ii)	where no consideration is or will be given for the transfer;
(iii)	where the transfer is by operation of law;
(iv)	as specified in Section 276(7) of the SFA; or
(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of common stock, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Arab Emirates

The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Series 1 common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Series 1 common stock in, from or otherwise involving the UK.

Legal Matters

The validity of the issuance of the shares of Series 1 common stock offered hereby will be passed upon for BigCommerce Holdings, Inc. by DLA Piper LLP (US), Austin, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, New York, New York.

Experts

The consolidated financial statements of BigCommerce Holdings, Inc. at December 31, 2018 and 2019, and for the years ended December 31, 2018 and 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of Series 1 common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement, or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement, or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers.

Our SEC filings, including the registration statement, also are available to you on the SEC’s website at www.sec.gov. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file periodic current reports, proxy statements, and other information with the SEC. You will be able to inspect this material without charge at the SEC’s website.

In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website (www.BigCommerce.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in and is not part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our Series 1 common stock.

Index to Financial Statements

BigCommerce Holdings, Inc.

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors of BigCommerce Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BigCommerce Holdings, Inc. as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.

Austin, Texas

March 17, 2020

BigCommerce Holdings, Inc.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		March 31, 2020	Pro Forma as of March 31, 2020
	2018	2019
			(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$12,793	$7,795	$33,026
Restricted cash	1,104	1,355	1,086
Marketable securities	23,367	-	-
Accounts receivable, net	10,238	15,548	16,060
Prepaid expenses and other assets	3,512	5,296	6,681
Deferred commissions	2,106	1,677	1,763

Total current assets	53,120	31,671	58,616

Property and equipment, net	5,231	8,241	7,931
Right-of-use-asset	-	14,065	13,317
Deferred commissions, net of current portion	753	2,087	2,184

Total assets	$59,104	$56,064	$82,048

Liabilities, convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$5,463	$3,881	$6,027
Accrued liabilities	2,618	5,849	2,989
Deferred revenue	10,429	9,399	9,649
Current portion of long-term debt	946	2,363	2,215
Current portion of operating lease liabilities	-	2,718	2,796
Other current liabilities	7,934	9,704	9,396
Deferred rent and leasehold incentive obligations	247	-	-

Total current liabilities	27,637	33,914	33,072

Deferred revenue, net of current portion	2,136	1,492	907
Long-term debt, net of current portion	23,415	38,502	69,491
Operating lease liabilities, net of current portion	-	15,705	14,787
Deferred rent and leasehold incentive obligations, net of current portion	946	-	-

Total liabilities	54,134	89,613	118,257

Commitments and contingencies (Note 6)

Convertible preferred stock
Convertible preferred stock, $0.0001 par value; 102,030 shares authorized, issued and outstanding at December 31, 2018 and 2019, and March 31, 2020 (unaudited)	216,446	223,754	225,499

Stockholders’ equity (deficit)
Common stock, $0.0001 par value; 200,000 shares voting and 30,000 shares non-voting authorized at December 31, 2018 and 2019; 52,804, 56,102, and 57,445 shares voting issued and outstanding at December 31, 2018 and 2019 and March 31, 2020 (unaudited), respectively, and no shares non-voting issued and outstanding at December 31, 2018 and 2019, and March 31, 2020 (unaudited).	5	5	5
Additional paid-in capital	13,258	17,241	18,950
Accumulated other comprehensive loss	(14)	-	-
Accumulated deficit	(224,725)	(274,549)	(280,663)

Total stockholders’ equity (deficit)	(211,476)	(257,303)	(261,708)

Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	$59,104	$56,064	$82,048

The accompanying notes are an integral part of these consolidated financial statements.

BigCommerce Holdings, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(Unaudited)
Revenue	$91,867	$112,103	$25,584	$33,174
Cost of revenue	21,937	27,023	5,925	7,480

Gross profit	69,930	85,080	19,659	25,694

Operating expenses:
Sales and marketing	45,928	60,740	14,136	15,762
Research and development	42,485	43,123	10,832	10,921
General and administrative	19,497	22,204	4,999	6,466

Total operating expenses	107,910	126,067	29,967	33,149

Loss from operations	(37,980)	(40,987)	(10,308)	(7,455)
Interest income	653	245	155	1
Interest expense	(1,489)	(1,612)	(360)	(762)
Change in fair value of financial instruments	-	-	-	4,413
Other expense	(52)	(208)	(21)	(203)

Loss before provision for income taxes	(38,868)	(42,562)	(10,534)	(4,006)
Provision for income taxes	10	28	7	17

Net loss	(38,878)	(42,590)	$(10,541)	$(4,023)

Cumulative dividends and accretion of issuance costs on Series F preferred stock	$(4,712)	$(7,308)	$(1,736)	$(1,745)

Net loss attributable to common stockholders	$(43,590)	$(49,898)	$(12,277)	$(5,768)

Basic and diluted net loss per share attributable to common stockholders	$(0.86)	$(0.92)	$(0.23)	$(0.10)

Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	50,889	54,523	52,930	56,405

Basic and diluted pro forma net loss per share attributable to common stockholders (unaudited)

Weighted average numer of shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

BigCommerce Holdings, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(Unaudited)
Net loss	$(38,878)	$(42,590)	$(10,541)	$(4,023)
Other comprehensive income (loss):
Net unrealized gain (loss) on marketable debt securities	(14)	14	14	-

Total comprehensive loss	$(38,892)	$(42,576)	$(10,527)	$(4,023)

The accompanying notes are an integral part of these consolidated financial statements.

BigCommerce Holdings, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands)

					Additional Paid-in Capital		Accumulated Other Comprehensive Loss	Stockholders’ Equity (Deficit)
	Convertible Preferred Stock		Common Stock			Accumulated Deficit
	Shares	Amount	Shares	Amount

Balance at December 31, 2017	78,402	$148,105	48,646	$5	$10,630	$(182,349)	$-	$(171,714)
Adoption of ASC 606	-	-	-	-	-	1,164	-	1,164
Issuance of Series F preferred stock, net of issuance costs	23,628	63,629	-	-	-	-	-	-
Exercise of stock options	-	-	4,158	-	607	-	-	607
Stock-based compensation	-	-	-	-	2,071	-	-	2,071
Accumulated dividend – Series F	-	4,662	-	-	-	(4,662)	-	(4,662)
Accretion of Series F issuance costs	-	50	-	-	(50)	-	-	(50)
Unrealized loss on investments	-	-	-	-	-	-	(14)	(14)
Net loss	-	-	-	-	-	(38,878)	-	(38,878)

Balance at December 31, 2018	102,030	216,446	52,804	$5	13,258	(224,725)	(14)	$(211,476)
Exercise of stock options	-	-	3,298	-	901	-	-	901
Stock-based compensation	-	-	-	-	3,156	-	-	3,156
Accumulated dividend – Series F	-	7,234	-	-	-	(7,234)	-	(7,234)
Accretion of Series F issuance costs	-	74	-	-	(74)	-	-	(74)
Unrealized gain on investments	-	-	-	-	-	-	14	14
Net loss	-	-	-	-	-	(42,590)	-	(42,590)

Balance at December 31, 2019	102,030	$223,754	56,102	$5	$17,241	$(274,549)	$-	$(257,303)

Exercise of stock options (unaudited)	-	-	1,343	-	404	-	-	404
Stock-based compensation (unaudited)	-	-	-	-	1,026	-	-	1,026
Accumulated dividend – Series F (unaudited)	-	1,727	-	-	-	(1,727)	-	(1,727)
Accretion of Series F issuance costs (unaudited)	-	18	-	-	(18)	-	-	(18)
Warrants issued in connection with debt (unaudited)	-	-	-	-	297	-	-	297
Adoption of new accounting standard. See Note 2 (unaudited)	-	-	-	-	-	(364)	-	(364)
Net loss (unaudited)	-	-	-	-	-	(4,023)	-	(4,023)

Balance at March 31, 2020 (Unaudited)	102,030	$225,499	57,445	$5	$18,950	$(280,663)	$-	$(261,708)

The accompanying notes are an integral part of these consolidated financial statements.

BigCommerce Holdings, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,		Three months ended March 31,
	2018	2019	2019	2020
			(Unaudited)
Cash flows from operating activities
Net loss	$(38,878)	$(42,590)	$(10,541)	$(4,023)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,844	2,569	533	907
Amortization of discount on debt	49	54	14	118
Stock-based compensation	2,071	3,156	595	1,026
Bad debt expense	341	988	247	589
Accretion on discount to marketable securities	(190)	(69)	(58)	-
Change in fair value of financial instrument	-	-	-	(4,413)
Changes in operating assets and liabilities:
Accounts receivable	(4,627)	(6,297)	(3,004)	(1,466)
Prepaid expenses	(294)	(1,786)	(440)	(1,097)
Deferred commissions	(804)	(903)	(120)	(182)
Accounts payable	291	(1,582)	25	2,146
Accrued and other current liabilities	2,351	8,164	2,395	(3,259)
Deferred revenue	6,908	(1,673)	(772)	(336)
Deferred rent and leasehold incentive obligations	347	-	-	-

Net cash used in operating activities	(30,591)	(39,969)	(11,126)	(9,990)

Cash flows from investing activities:
Purchase of marketable securities	(33,566)	-	-	-
Purchase of property and equipment	(3,326)	(5,579)	(1,195)	(597)
Maturity of marketable securities	10,375	23,450	12,186	-

Net cash (used in) provided by investing activities	(26,517)	17,871	10,991	(597)

Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs	63,629	-	-	-
Proceeds from exercise of stock options	607	901	132	404
Proceeds from debt	4,500	18,500	3,764	40,745
Repayment of debt	(4,500)	(2,050)	(513)	(5,600)

Net cash provided by financing activities	64,236	17,351	3,383	35,549

Net change in cash and cash equivalents and restricted cash	7,128	(4,747)	3,248	24,962
Cash and cash equivalents and restricted cash, beginning of period	6,769	13,897	13,897	9,150

Cash and cash equivalents and restricted cash, end of period	$13,897	$9,150	$17,145	$34,112

Supplemental cash flow information
Cash paid for taxes, net of refunds	$-	$-	$-	$-

Cash paid for interest	$1,250	$1,626	$349	$601

Noncash financing activities
Issuance of warrants	$-	$-	$-	$297

The accompanying notes are an integral part of these consolidated financial statements.

BigCommerce Holdings, Inc.

Notes to Consolidated Financial Statements

1. Overview

BigCommerce is leading a new era of ecommerce. Our software-as-a-service (“SaaS”) platform simplifies the creation of beautiful, engaging online stores by delivering a unique combination of ease-of-use, enterprise functionality, and flexibility. We power both our customers’ branded ecommerce stores and their cross-channel connections to popular online marketplaces, social networks, and offline point-of-sale systems.

We provide a comprehensive platform for launching and scaling an ecommerce operation, including store design, catalog management, hosting, checkout, order management, reporting, and pre-integration into third-party services like payments, shipping, and accounting. All our stores run on a single code base and share a global, multi-tenant architecture purpose built for security, high performance, and innovation. Our platform serves stores in a wide variety of sizes, product categories, and purchase types, including business-to-consumer and business-to-business.

Our headquarters and principal place of business are in Austin, Texas.

We were formed in Australia in December 2003 under the name Interspire Pty Ltd and reorganized into a corporation in Delaware under the name BigCommerce Holdings, Inc. in February 2013.

References in these consolidated financial statements to “we,” “us,” “our,” the “Company,” or “BigCommerce” refer to BigCommerce Holdings, Inc. and its subsidiaries, unless otherwise stated.

In our audited financial statements for the year ended December 31, 2018, we previously reported having substantial doubt as to our ability to continue as a going concern. Subsequent to December 31, 2019, we amended our loan agreement to add a convertible term loan of $35.0 million. With this additional financing we alleviated our substantial doubt to continue as a going concern. Based upon our current operating plan, we believe we have sufficient resources to fund operations through at least the second quarter of 2021. At March 31, 2020, we have $33.0 million in cash and cash equivalents to fund our operations.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of consolidation

The accompanying consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Our fiscal year ends on December 31.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2020, the consolidated statements of operations, comprehensive loss, and cash flows for the three months ended March 31, 2019 and 2020, the consolidated

2. Summary of significant accounting policies (continued)

statement of convertible preferred stock and stockholders’ equity (deficit) for the three months ended March 31, 2020, and the related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial condition and results of operations and cash flows for the three months ended March 31, 2019 and 2020. The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any other future annual or interim period.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information at March 31, 2020 has been prepared to give effect to:

(i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (excluding the shares of Series F preferred stock issuable upon conversion of the Convertible Term Loan, as defined in Note 8—Debt, and the exercise of the purchase right pursuant thereto, as defined in Note 8—Debt) into an aggregate of             shares of Series 1 common stock and             shares of Series 2 common stock, (ii) the conversion of the Convertible Term Loan into Series F preferred stock, and the automatic conversion of such shares into             shares of Series 1 common stock, (iii) the exercise of the purchase right at the option of the lenders under the Convertible Term Loan for the purchase of Series F preferred stock, and the automatic conversion of such shares into             shares of Series 1 common stock, (iv) the conversion of the 2020 Convertible Loan, as defined in Note 8—Debt, into             shares of Series 1 common stock, and (v) the payment in cash of the Series F Dividend, as defined in Note 9—Stockholders’ equity (deficit), which is expected to total $             million as of the closing of the offering, in each case as of immediately prior to the closing of the offering.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires certain financial instruments to be recorded at fair value; requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods. Significant estimates, judgments, and assumptions in these consolidated financial statements include: allocating variable consideration for revenue recognition; the amortization period for deferred commissions; the allowance for credit losses; a determination of the deferred tax asset valuation allowance and the valuation of our common stock used to determine stock-based compensation expense. Because of the use of estimates inherent in the financial reporting process and given the additional or unforeseen effects from the COVID-19 pandemic, actual results could differ from those estimates, and such differences could be material to our consolidated financial statements.

COVID-19, declared a global pandemic by the World Health Organization on March 11, 2020, has caused disruption to the economies and communities of the United States and our target international markets. In the interest of public health, many governments closed physical stores and places of business deemed non-essential. This precipitated a significant shift in shopping behavior from offline to online. Our business has benefited from this shift, both in accelerated sales growth for our existing customers’ stores, and in our sales of new store subscriptions to customers. Nevertheless, we do not have certainty that those trends will continue; the COVID-19 pandemic and the uncertainty it has created in the global economy could materially adversely affect our business, financial condition, and results of operations.

2. Summary of significant accounting policies (continued)

Segment and geographic information

Our chief operating decision maker is our chief executive officer. Our chief executive officer reviews the financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. Accordingly, we have determined that we operate as a single operating and reportable segment. Revenue by geographic region was as follows:

	Year Ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
			(Unaudited)
Revenue:
Americas – U.S.	$75,025	$91,057	$20,611	$26,733
Americas – other	3,000	3,761	961	1,100
EMEA	6,123	7,370	1,751	2,442
APAC	7,719	9,915	2,261	2,899

Total revenue	$91,867	$112,103	$25,584	$33,174

Long-lived assets by geographic region was as follows:

	Year Ended December 31,		March 31,
(in thousands)	2018	2019	2020
			(Unaudited)
Long-lived assets:
Americas – U.S.	$4,864	$7,699	$7,348
Americas – other	-	-	-
EMEA	-	-	-
APAC	367	542	583

Total long-lived assets	$5,231	$8,241	$7,931

Cash and cash equivalents

We consider all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash equivalents consist of money market funds and investment securities and are stated at fair value.

Restricted cash

We maintain a portion of amounts collected through our online payment processor with the online payment processor as a security deposit for future chargebacks. Additionally, we have amounts on deposit with certain financial institutions that serve as collateral for letters of credit and lease deposits.

Marketable securities

All marketable securities have been classified as available-for-sale and are carried at estimated fair value. We determine the appropriate classification of our investments in debt securities at the time of purchase. Securities may have stated maturities greater than one year. All marketable securities are considered available to support current operations and are classified as current assets. Unrealized gains and losses are excluded from earnings and are reported as a component of accumulated other comprehensive loss. Realized gains and losses, and declines in fair value judged to be other than temporary, are included in other expense. The cost of securities sold is based on the specific-identification method. Interest on marketable securities is included in interest income.

2. Summary of significant accounting policies (continued)

Accounts receivable

Accounts receivable are stated at net realizable value and include unbilled receivables. Unbilled receivables arise primarily when we provide subscriptions services in advance of billing. Accounts receivable are net of an allowance for credit losses, are not collateralized, and do not bear interest. Payment terms range from due immediately to due within 60 days. The accounts receivable balance at December 31, 2018 and 2019 and March 31, 2020 (unaudited) included unbilled receivables of $2.6 million, $4.0 million, and $4.5 million, respectively.

We assess the collectability of outstanding accounts receivable on an ongoing basis and maintain an allowance for credit losses for accounts receivable deemed uncollectable. Upon adoption of ASU 2016-13, we analyzed the accounts receivable portfolio for significant risks, historical activity, and an estimate of future collectability to determine the amount that will ultimately be collected. This estimate is analyzed quarterly and adjusted as necessary. Identified risks pertaining to our accounts receivable include the delinquency level, customer type, and current economic environment. Due to the short-term nature of such receivables, the estimate of the amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances and the financial condition of customers. Adoption of ASU 2016-13 resulted in an increase in the allowance for credit losses of approximately $0.4 million as of January 1, 2020, primarily related to unbilled receivables.

The allowance for credit losses consisted of the following:

(in thousands)
Balance at December 31, 2017	$376
Bad-debt expense	341
Accounts written off	(120)

Balance at December 31, 2018	597
Bad-debt expense	988
Accounts written off	(418)

Balance at December 31, 2019	$1,167
Cumulative effect adjustment upon adoption (unaudited)	364
Provision for expected credit losses (unaudited)	589
Accounts written off (unaudited)	(236)
Balance at March 31, 2020 (unaudited)	$1,884

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives or the related lease terms (if shorter).

The estimated useful lives of property and equipment are as follows:

Estimated Useful Life
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years
Leasehold improvements	1-10 years

2. Summary of significant accounting policies (continued)

Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

The carrying values of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with groups of assets used in combination over their estimated useful lives against their respective carrying amounts. If projected undiscounted future cash flows are less than the carrying value of the asset group, impairment is recorded for any excess of the carrying amount over the fair value of those assets in the period in which the determination is made.

Research and development and internal use software

Research and development expenses consist primarily of personnel and related expenses for our research and development staff, which include: salaries, benefits, bonuses, and stock-based compensation; the cost of certain third-party contractors; and allocated overhead. Expenditures for research and development, other than internal use software costs, are expensed as incurred.

Software development costs associated with internal use software, which are incurred during the application development phase and meet other requirements under the guidance are capitalized. To date, software costs eligible for capitalization have not been significant.

Concentration of credit risks, significant clients, and suppliers

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, marketable securities, restricted cash, and accounts receivable. Our investment policy limits investments to high credit quality securities issued by the U.S. government, U.S. government-sponsored agencies, and highly rated corporate securities, subject to certain concentration limits and restrictions on maturities. Our cash and cash equivalents and restricted cash are held by financial institutions that management believes are of high credit quality. Amounts on deposit may at times exceed federally insured limits. We have not experienced any losses on our deposits of cash and cash equivalents. We are exposed to credit risk in the event of default by the financial institutions holding our cash and cash equivalents and bond issuers.

Accounts receivable are derived from sales to our customers and our strategic technology partners who operate in a variety of sectors. We do not require collateral. Estimated credit losses are provided for in the consolidated financial statements and historically have been within management’s expectations.

One of our strategic partners accounted for 12% of our revenue for the years ended December 31, 2018 and 2019, and accounted for 22% and 20% of our accounts receivable balance at December 31, 2018 and 2019, respectively. For the three months ended March 31, 2019 and 2020 (unaudited), one of our strategic partners accounted for 11% and 14%, respectively, of our revenue and accounted for 22% of our accounts receivable balance at March 31, 2020 (unaudited).

Foreign currency

Our functional and reporting currency and the functional and reporting currency of our subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are re-measured to U.S. dollars using the exchange rates at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in U.S. dollars using historical exchange rates. Revenue and expenses are measured using the actual

2. Summary of significant accounting policies (continued)

exchange rates prevailing on the dates of the transactions. Gains and losses resulting from re-measurement are recorded within Other expense in our consolidated statements of operations and were not material for all periods presented.

Revenue recognition

Our sources of revenue consist of subscription solutions fees and partner and services fees. These services allow customers to access our hosted software over the contract period. The customer is not allowed to take possession of the software or transfer the software. Our revenue arrangements do not contain general rights of refund in the event of cancellations.

The following table disaggregates our revenue by major source:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
			(Unaudited)
Subscription solutions	$70,484	$82,689	$19,248	$23,554
Partner and services	21,383	29,414	6,336	9,620

Total revenue	$91,867	$112,103	$25,584	$33,174

Subscription solutions

Subscription solutions revenue consists primarily of platform subscription fees from all plans. It also includes recurring professional services and sales of SSL certificates. Subscription solutions are charged monthly, quarterly, or annually for our customers to sell their products and process transactions on our platform. Subscription solutions are generally charged per online store and are based on the store’s subscription plan. Monthly subscription fees for Pro and Enterprise plans are adjusted if a customer’s gross merchandise volume or orders processed are above specified plan thresholds on a trailing twelve-month basis. For most subscription solutions arrangements, we have determined we meet the variable consideration allocation exception and, therefore, recognize fixed monthly fees or a pro-rata portion of quarterly or annual fees and any transaction fees as revenue in the month they are earned.

Professional services, which primarily consist of education packages, launch services, solutions architecting, implementation consulting, and catalog transfer services, are generally billed and recognized as revenue when delivered.

Contracts with our retail customers are generally month-to-month, while contracts with our enterprise customers generally range from one to three years. Contracts are typically non-cancellable and do not contain refund-type provisions. Revenue is presented net of sales tax and other taxes we collect on behalf of governmental authorities.

Partner and services

Our partner and services revenue consists of revenue share, partner technology integrations, and marketing services provided to partners. Revenue share relates to fees earned by our partners from customers using our platform, where we have an arrangement with such partner to share such fees as they occur. Revenue share is recognized at the time the earning activity is complete, which is generally monthly. Revenue for partner

2. Summary of significant accounting policies (continued)

technology integrations is recorded on a straight-line basis over the life of the contract commencing when the integration has been completed. Fees for marketing services are recognized either at the time the earning activity is complete, or ratably over the length of the contract, depending on the nature of the obligations in the contract. Payments received in advance of services being rendered are recorded as deferred revenue and recognized when the obligation is completed.

We also derive revenue from the sales of website themes and applications upon delivery.

We recognize revenue share, and revenue from the sales of third-party applications, on a net basis as we have determined that we are the agent in our arrangements with third-party application providers. All other revenue is recognized on a gross basis, as we have determined we are the principal in these arrangements.

Contracts with multiple performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Our subscription contracts are generally comprised of a single performance obligation to provide access to our platform, but can include additional performance obligations. For contracts with multiple performance obligations where the contracted price differs from the standalone selling price (“SSP”) for any distinct good or service, we may be required to allocate the contract’s transaction price to each performance obligation using our best estimate of SSP.

Contracts with our technology solution partners often include multiple performance obligations. In determining whether integration services are distinct from hosting services we consider various factors. These considerations included the level of integration, interdependency, and interrelation between the implementation and hosting service, as well as any promises in the contract. We have concluded that the integration services included in contracts with hosting obligations are not distinct. As a result, we defer any arrangement fees for integration services and recognize such amounts over the life of the hosting obligation. Additional consideration for some partner contracts varies based on the level of customer activity on the platform. We have determined we meet the variable consideration allocation exception and therefore recognize these variable fees in the period they are earned.

Judgment is required to determine the SSP for each distinct performance obligation. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The primary method used to estimate SSP is the expected cost-plus margin approach, which considers margins achieved on standalone sales of similar products, market data related to historical margins within an industry, industry sales price averages, market conditions, and profit objectives.

Cost of revenue

Cost of revenue consists primarily of personnel-related costs, including: stock-based compensation expenses for customer support and professional services personnel; costs of maintaining and securing our infrastructure and platform; amortization expense associated with capitalized internal-use software; and allocation of overhead costs.

2. Summary of significant accounting policies (continued)

Deferred revenue

Deferred revenue primarily consists of amounts that have been billed to or received from customers in advance of performing the associated services. We recognize revenue from deferred revenue when the services are performed and the corresponding revenue recognition criteria are met.

The net decrease in the deferred revenue balance for the year ended December 31, 2019 and the three months ended March 31, 2020 (unaudited) is primarily due to the recognition of revenue related to a large upfront payment on a multi-year arrangement that was entered into in prior years. Amounts recognized from deferred revenue represent primarily revenue from the sale of subscription solutions, integration, and marketing services.

As of December 31, 2019, we had $47.8 million of remaining performance obligations, which represents contracted revenue minimums that have not yet been recognized, including amounts that will be invoiced and recognized as revenue in future periods. We expect to recognize approximately 60% of the remaining performance obligations as revenue in the next 12 months, and the remaining balance in the periods thereafter.

As of March 31, 2020 (unaudited), we had $66.2 million of remaining performance obligations, which represents contracted revenue minimums that have not yet been recognized, including amounts that will be invoiced and recognized as revenue in future periods. We expect to recognize approximately 53% of the remaining performance obligations as revenue in the next 12 months, and the remaining balance in the periods thereafter.

Deferred commissions

Certain sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are not paid on subscription renewals. We amortize deferred sales commissions ratably over the estimated period of our relationship with customers of approximately four years. Based on historical experience, we determine the average life of our customer relationship by taking into consideration our customer contracts and the estimated technological life of our platform and related significant features. We include amortization of deferred commissions in Sales and marketing expense in the consolidated statements of operations. We periodically review the carrying amount of deferred commissions to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred costs. We did not recognize an impairment of deferred commissions during the years ended December 31, 2018 and December 31, 2019 or the three months ended March 31, 2019 and 2020 (unaudited).

Sales commissions of $2.0 million and $2.5 million were deferred for the years ended December 31, 2018 and 2019, respectively; and deferred commission amortization expense was $1.2 million and $1.6 million for the years ended December 31, 2018 and 2019, respectively. Sales commissions of $0.7 million and $0.7 million were deferred for the three months ended March 31, 2019 and 2020 (unaudited), respectively; and deferred commission amortization expense was $0.4 million and $0.5 million for the three months ended March 31, 2019 and 2020 (unaudited), respectively.

Advertising costs

We expense advertising costs as incurred. Advertising expenses were approximately $8.9 million and $11.8 million for the years ended December 31, 2018 and 2019, respectively. Advertising costs were $2.7 million and $2.6 million for the three months ended March 31, 2019 and 2020 (unaudited), respectively.

2. Summary of significant accounting policies (continued)

Leases

We determine if an arrangement is a lease or contains a lease at inception. At the commencement date of a lease, we recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The lease liability is measured at the present value of lease payments over the lease term. As our leases typically do not provide an implicit rate, we use our incremental borrowing rate for most leases. The right-of-use (“ROU”) asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred and excludes lease incentives.

Lease terms may include options to extend or terminate the lease. We record a ROU asset and a lease liability when it is reasonably certain that we will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term.

We also lease office space under short-term arrangements and have elected not to include these arrangements in the ROU asset or lease liabilities.

Income taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that those assets will be realized. To date, we have provided a valuation allowance against all of our deferred tax assets as we believe the objective and verifiable evidence of our historical pretax net losses outweighs any positive evidence of its forecasted future results. We will continue to monitor the positive and negative evidence, and we will adjust the valuation allowance as sufficient objective positive evidence becomes available.

We account for uncertain tax positions in accordance with ASC 740, “Income Taxes”, which clarifies the accounting for uncertainty in tax positions. These provisions require recognition of the impact of a tax position in our financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits of the position. Any interest and penalties related to uncertain tax positions will be reflected as a component of income tax expense.

Stock-based compensation

Stock-based compensation is measured at the date of grant and is recognized on a straight-line basis over the service period, net of estimated forfeitures. We use the Black-Scholes option-pricing model to estimate the fair value of stock options awarded at the date of grant.

Accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 (Leases), which provides narrow amendments to clarify

2. Summary of significant accounting policies (continued)

how to apply certain aspects of the new lease standard. In July 2018, the FASB also issued ASU 2018-11, Targeted Improvements, which provides the option to adopt ASU No. 2016-02 retrospectively for each prior period presented or as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In January 2019, the FASB issued ASU No. 2019-01, “Leases (Topic 842): Codification Improvements” to clarify the required disclosures of ASU No 2016-02 and explicitly exempt entities from disclosing the effect of the change for the interim period. We adopted the standard effective January 1, 2019 and elected the package of practical expedients permitted under the transition guidance with Topic 842, which among other things, allows us to carry forward the historical lease classification and the practical expedient to not separate lease and non-lease components of an agreement. Adoption of the new standard resulted in the recording of Right-of-Use (“ROU”) assets and lease liabilities of approximately $8.8 million and $11.0 million, respectively as of January 1, 2019. The difference between the ROU asset and lease liabilities is the derecognition of deferred rent and tenant improvement allowances at the date of adoption. The standard had no impact on our consolidated statements of operations. See Note 6 for more information.

In June 2018, the FASB Issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326)” which modifies the measurement of expected credit losses of certain financial instruments. Credit losses on trade and other receivables, available-for-sale debt securities, and other instruments will reflect our current estimate of the expected credit losses and will generally result in the earlier recognition of allowance for losses. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The adoption of the new standard resulted in the recording of a cumulative-effect adjustment to accumulated deficit of $0.4 million on January 1, 2020. We will continue to actively monitor the impact of the recent COVID-19 pandemic on expected credit losses.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). We adopted this guidance on January 1, 2020 on a prospective basis, which did not result in a material impact to our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes,” as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. Although the amendments in ASU 2019-12 become effective for fiscal years beginning after December 15, 2020, we elected to early adopt the ASU as of January 1, 2019 on a prospective basis. There is no material tax impact of the early adoption of ASU 2019-12 on our financial position and results of operations.

3. Cash equivalents and marketable securities

The following table summarizes the estimated fair value of our cash equivalents and marketable securities:

	December 31, 2018
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:
Money market funds	$3,755	$-	$-	$3,755
Reverse repurchase agreements	3,000	-	-	3,000

Total cash equivalents	$6,755	$-	$-	$6,755

Marketable securities:
Commercial paper	$8,961	$-	$-	$8,961
Corporate securities	14,420	-	(14)	14,406

Total marketable securities	$23,381	$-	$(14)	$23,367

We did not have any cash equivalents or marketable securities as of December 31, 2019 and March 31, 2020 (unaudited).

4. Fair value measurements

Financial instruments carried at fair value include cash and cash equivalents, restricted cash, marketable securities, and embedded put options separated from the 2020 Convertible Term Loan. The carrying amount of accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities.

For assets and liabilities measured at fair value, fair value is the price to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When determining fair value, we consider the principal or most advantageous market in which it would transact, and assumptions that market participants would use when pricing asset or liabilities.

The accounting standard for fair value establishes a fair value hierarchy based on three levels of inputs, the first two of which are considered observable and the last unobservable. The standard requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 – Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•

Level 3 – Inputs are unobservable that are significant to the fair value of the asset or liability and are developed based on the best information available in the circumstances, which might include our data.

The fair value of debt was measured using Level 2 inputs and approximated its carrying value.

4. Fair value measurements (continued)

The following table summarizes the estimated fair value of our cash equivalents and marketable securities:

	As of December 31, 2018
(in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets:
Money market funds	$3,755	$-	$-	$3,755
Reverse repurchase agreements	-	3,000	-	3,000
Commercial paper	-	8,961	-	8,961
Corporate securities	-	14,406	-	14,406

Total financial assets	$3,755	$26,367	$-	$30,122

We did not have any cash equivalents or marketable securities as of December 31, 2019 and March 31, 2020 (unaudited).

As of the date of issuance of the Convertible Loan, we valued an embedded lenders’ put option that was bifurcated from the 2020 Convertible Loan. In accordance with accounting guidance, the put option is required to be reported at fair value and any changes in fair value are recognized as a gain or loss in our consolidated statements of operations. The fair value of this financial instrument was measured using Level III inputs, including the fair market value of our common stock and the probability of various expected exit events. This instrument was initially valued at $4.4 million upon issuance and deemed to have no value at March 31, 2020. The change in fair value resulted in a gain of $4.4 million for the three months ended March 31, 2020.

5. Property and equipment

Property and equipment, which includes software purchased or developed for internal use, is composed of the following:

	As of December 31,		As of March 31,
(in thousands)	2018	2019	2020
			(Unaudited)
Computer software	$1,193	$1,788	$1,884
Computer equipment	5,309	6,816	7,140
Furniture and fixtures	1,549	2,198	2,299
Leasehold improvements	5,235	7,834	7,911

	13,286	18,636	19,234
Less: accumulated depreciation and amortization	(8,055)	(10,395)	(11,303)

Property and equipment, net	$5,231	$8,241	$7,931

Depreciation expense on property and equipment was $1.8 million and $2.6 million during 2018 and 2019, respectively. Depreciation expense on property and equipment was $0.5 million and $0.9 million for the three months ended March 31, 2019 and 2020 (unaudited), respectively.

6. Commitments, contingencies, and leases

We had unconditional purchase obligations as of December 31, 2019, as follows:

(in thousands)
2020	$2,603
2021	6,587
2022	4,333
2023 and thereafter	-

Total	$13,523

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and that the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. From time to time, we are subject to various claims that arise in the normal course of business. In the opinion of management, we are unaware of any pending or unasserted claims that would have a material adverse effect on our financial position, liquidity, or results.

Certain executive officers are entitled to payments in the event of termination of employment in connection with a certain change in control.

Our certificate of incorporation and certain contractual arrangements provide for indemnification of our officers and directors for certain events or occurrences. We maintain a directors and officers insurance policy to provide coverage in the event of a claim against an officer of director. Historically, we have not been obligated to make any payments for indemnification obligations, and no liabilities have been recorded for these obligations on the consolidated balance sheets as of December 31, 2018 and 2019 or March 31, 2020 (unaudited).

Leases

We lease certain facilities under operating lease agreements that expire at various dates through 2028. Some of these arrangements contain renewal options and require us to pay taxes, insurance and maintenance costs. Renewal options were not included in the ROU asset and lease liability calculation.

We adopted ASC Topic 842, Leases, on January 1, 2019. Operating and short-term rent expenses were $0.7 million and $0.8 million and short-term rent expenses were $0.1 million and $0.1 million for the three months ended March 31, 2019 and 2020 (unaudited), respectively. Operating rent expense was $3.2 million and $0.3 million, respectively, for the year ended December 31, 2019. Operating rent expense was $2.5 million for the year ended December 31, 2018.

We elected the practical expedient to not provide comparable presentation for periods prior to adoption.

6. Commitments, contingencies, and leases (continued)

Supplemental lease information

Cash flow information (in thousands)	Year ended December 31, 2019	Three months ended March 31,
		2019	2020
		(Unaudited)
Cash paid for operating lease liabilities	$3,224	$500	$871
Right-of-use assets obtained in exchange for operating lease obligations	$2,714	$—	$—

Operating lease information	Year ended December 31, 2019	Three months ended March 31,
		2019	2020
		(Unaudited)
Weighted-average remaining lease-term	6.8 years	7.69 years	6.74 years
Weighted-average discount rate	5.50%	5.50%	5.52%

The future maturities of operating lease liabilities are as follows:

(in thousands)	December 31, 2019	March 31, 2020
		(Unaudited)
2020	$3,643	$2,755
2021	3,903	3,853
2022	3,037	2,984
2023	2,459	2,403
2024	2,227	2,194
Thereafter	6,934	6,932

Total minimum lease payments	$22,203	$21,121
Less imputed interest	(3,780)	(3,538)

Total lease liabilities	$18,423	$17,583

7. Other liabilities

The following table summarizes the components of other current liabilities:

	Year Ended December 31,		March 31,
(in thousands)	2018	2019	2020
			(Unaudited)
Sales tax payable	$1,195	$551	$635
Payroll and payroll related expenses	4,831	6,126	5,520
Other	1,908	3,027	3,241

Other current liabilities	$7,934	$9,704	$9,396

8. Debt

Convertible Term Loan

On October 27, 2017, we entered into a contingent convertible debt agreement (the “Convertible Term Loan”) with Silicon Valley Bank (“SVB”) providing for a term loan of $20.0 million. The Convertible Term Loan

8. Debt (continued)

maturity date is October 27, 2022. Interest is calculated on the outstanding principal, with interest payable monthly. The initial interest rate was equal to the prime rate and changes to a rate of prime plus 2.0% on and after January 1, 2020, a rate of prime plus 4.0% on and after January 1, 2021, and a rate of prime plus 6.0% on and after January 1, 2022. The weighted-average effective interest rate was 4.9%, 5.4%, and 6.2% during the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2020 (unaudited), respectively. Quarterly principal payments of $125 thousand are due and payable from June 1, 2018 through maturity. As of December 31, 2018, and 2019 and March 31, 2020 (unaudited), we had $19.6 million, $19.1 million, and $19.0 million outstanding under the Convertible Term Loan, respectively.

The conversion feature grants the bank rights to convert part or all of the outstanding principal, plus accrued and unpaid interest into shares of Series F preferred stock at a conversion price of $3.059 per share. The conversion rights may be exercised at the lenders’ option in the event of a change of control, initial public offering, or when the note matures. The Convertible Term Loan also provides lenders rights to purchase Series F preferred stock at $3.059 per share in an aggregate amount of principal previously repaid. The conversion rights and the purchase rights expire after the Convertible Term Loan’s maturity date.

On February 28, 2020 we entered into a contingent convertible term loan (the “2020 Convertible Loan”) with SVB, providing for a convertible term loan in an amount of $35.0 million. The 2020 Convertible Loan matures on February 28, 2025. Interest is calculated on the outstanding principal, with interest payable monthly. The 2020 Convertible Term Loan bears interest at (a) 4.5% prior to January 1, 2022, (b) 6.5% from January 1, 2022 and prior to January 1, 2023, (c) 8.5% from January 1, 2023 and prior to January 1, 2024, and (d) 10.5% from and after January 1, 2024. Principal payments are not due until maturity. As of March 31, 2020 (unaudited), we had $35.0 million outstanding under the 2020 Convertible Loan.

The conversion feature grants the bank rights to convert part or all of the outstanding principal, plus accrued and unpaid interest into shares of common stock at a conversion price of $3.80 per share. The conversion rights may be exercised at the lenders’ option in the event of a change of control, initial public offering, or when the note matures. In addition to the conversion shares on the outstanding principal, this instrument requires a deficiency payment if the value of the conversion shares does not meet an applicable required minimum return of (a) 1.25 if converted within 18 months of the agreement, (b) 1.32 if converted between 18 months and 24 months, and (c) 1.55 if converted between 24 months and maturity. The deficiency payment, at the election of the holder, will be settled either (i) by issuance of additional shares of common stock equal to the difference between the minimum return and the conversion value or (ii) in cash in a single installment in the amount of such difference.

Management determined that the required minimum return as defined above represented, in substance, an embedded lenders’ put option designed to provide the investor with a fixed monetary amount, settleable in either additional shares or cash. Management determined that this put option should be separated and accounted for as a derivative primarily because the put option met the net settlement criterion and the settlement provisions were not consistent with a fixed-for-fixed equity instrument.

The put option, with a fair value of approximately $4.4 million, was initially recorded as a derivative liability on the accompanying balance sheet and a corresponding discount to the 2020 convertible term loan. The discount will be accreted to interest expense on the consolidated statement of operations over the term of the 2020 convertible term loan using the effective interest method. We recorded interest expense of $0.1 million during the three month period ended March 31, 2020 related to this instrument.

The estimated fair value of the put option was determined using a multi-scenario probability weighted expected return method analysis in which the future probability of exit events was weighted for its respective probability. Key assumptions included time to exit event, fair value of common stock, and a discount rate.

8. Debt (continued)

At March 31, 2020, we determined the put option had no fair value due to an increase in market conditions that would make any amounts due under the redemption feature remote. As a result, we recorded a gain in the amount of $4.4 million, which was recorded in the accompanying consolidated statements of operations.

Credit Facility

On October 27, 2017, we amended and restated our loan and security agreement (as amended, the “Credit Facility”) with SVB. As of December 31, 2018, the Credit Facility provided a $20.0 million revolving line of credit (the “Revolving Line”) and a $5.0 million term loan (the “2018 Term Loan”). On June 4, 2019, we amended the Credit Facility to increase the Revolving Line by $5.0 million to $25.0 million.

On February 28, 2020, we amended and restated our loan and security agreement (the “A&R Credit Facility”) with SVB. The A&R Credit Facility reduces the amount available under the Revolving Line by $5.0 million to $20.0 million. On September 30, 2020, the amount available under the Revolving Line will be reduced to $10.0 million. We accounted for this transaction as an extinguishment of debt pursuant to ASC 470-50. We recorded an immaterial loss on extinguishment during the three-month period ended March 31, 2020 (unaudited).

Revolving Line

The Revolving Line has a maturity date of October 27, 2021. The Revolving Line bore interest at a rate equal to the prime rate, and the weighted-average effective interest rate was 5.2%, 5.3%, and 4.8% during the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2020 (unaudited), respectively. Interest is calculated on the outstanding principal and is payable monthly. As of December 31, 2018 and 2019 and March 31, 2020 (unaudited), we had $3.5 million, $18.5 million, and $20.0 million outstanding under the Revolving Line, respectively.

2018 Term Loan

Borrowings from the 2018 Term Loan mature 36 months after each draw. The 2018 Term Loan bore interest at a rate equal to the prime rate plus 0.25% and, the weighted-average effective interest rate was 5.2%, 5.3%, and 5.3% during the years ended December 31, 2018 and 2019, and for the three months ended March 31, 2020 (unaudited), respectively. Interest is calculated on the outstanding principal and is payable monthly. Monthly principal payments commenced on October 1, 2018. The principal amortizes equally from the time of the draw to the maturity date. As of December 31, 2018, and 2019 and March 31, 2020 (unaudited), we had $1.4 million, $3.3 million, and $2.8 million outstanding under the 2018 Term Loan, respectively.

Mezzanine Loan

On February 28, 2020, we entered into a mezzanine loan and security agreement (the “Mezzanine Facility”) with WestRiver Innovation Lending Fund VIII, L.P. (“WestRiver”) providing for a term loan of $10.0 million. The Mezzanine Facility maturity date is March 1, 2023. Our obligations under the Mezzanine Facility are secured by substantially all of our assets. The Mezzanine Facility contains restrictive covenants, including limits on additional indebtedness, liens, asset dispositions, dividends, investments, and distributions. Borrowings under the Mezzanine Facility bear interest at the greater of (i) 10.0% or (ii) the prime rate then effect plus 5.25%. Interest is calculated on the outstanding principal on a 360-day year basis, payable monthly. As of March 31, 2020 (unaudited), we had no balance outstanding under this agreement.

8. Debt (continued)

Debt fees

Lender fees that were paid upfront to the lenders and debt issuance fees paid to third parties are recorded as a discount from the debt carrying amount and are being amortized to interest expense over the life of the debt. Interest expense related to debt discount amortization was $0.1 million, $0.1 million and $0.02 million for each of the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020 (unaudited). Net unamortized fees as of each of December 31, 2018 and 2019 and March 31, 2020 (unaudited) amounted to $0.1 million, $0.1 million, and $0.9 million.

In connection with debt acquired prior to 2017, we issued warrants to purchase 764 thousand shares of common stock with a weighted-average exercise price of $1.40 per share. The exercise prices of the warrants range from $0.55 to $1.85 per share. Warrants to purchase 52 thousand shares of common stock expire on July 12, 2023, with the remainder expiring on September 30, 2024. The warrant holder may, at any time, exercise the warrants, in whole or in part, by delivering to us the original warrant, together with a duly executed notice of exercise and the exercise price.

Upon issuance of the warrants, we recorded the fair value of the warrants at $0.5 million. The value of the warrants issued was recorded as a discount on the carrying value of the debt instruments, which was amortized to interest expense over the life of the debt instruments as an adjustment to (increase in) the effective interest rate in prior years.

New warrants

In connection with the Mezzanine Facility, we issued warrants to purchase up to 299 thousand shares of common stock with an exercise price of $3.07 per share with the warrants expiring on March 1, 2023. The warrant can be exercised for half of the shares upon closing, and the remaining half upon funding.

Upon issuance of the warrants, we recorded the fair value of the first tranche of warrants at $0.3 million. The value of the warrants issued was recorded as a discount on the carrying value of the debt instruments, which was amortized to interest expense over the life of the debt instruments as an adjustment to (increase in) the effective interest rate.

Advances under the Credit Facility are collateralized by all of our assets. The Credit Facility includes two financial covenants. One requires us to maintain a revenue growth rate of 110% each quarter compared to the same quarter in the prior year. The other covenant requires us to maintain a minimum of $10 million in cash plus available amounts under the Credit Facility. We were in compliance with all covenants as of December 31, 2019.

In conjunction with our entry into the A&R Credit Facility, our financial covenants were amended. We are required to maintain a revenue growth rate of 118% each quarter compared to the same quarter in the prior year. The other covenant requires us to maintain a minimum liquidity ratio of 1.5:1. The liquidity ratio is calculated as unrestricted and unencumbered cash plus sixty percent of net accounts receivable to balance outstanding under the Revolving Line. We were in compliance with all covenants as of March 31, 2020 (unaudited).

8. Debt (continued)

The maturities of debt are as follows:

(in thousands)	December 31, 2019	March 31, 2020 (Unaudited)
2020	$2,394	$2,394
2021	20,431	21,456
2022	18,125	18,000
2023	-	-
2024 and thereafter	-	35,000

Total debt	$40,950	$76,850
Less:
Current portion	$(2,363)	$(2,215)
Discount on long-term debt	$(85)	$(5,144)

Noncurrent portion of debt	38,502	69,491

9. Stockholders’ equity (deficit)

2013 Stock Plan

In February 2013, we established the 2013 Stock Option Plan (the “2013 Plan”). Pursuant to the 2013 Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of grant, or for employees owning in excess of 10% of the voting power of all classes of stock, 110% of the fair market value on the date of grant.

Options expire ten years from the date of grant, or for employees owning in excess of 10% of the voting power of all classes of stock, five years for incentive stock options. The term of each option shall not be more than ten years from the date of grant thereof, except the term of each Incentive Stock Option shall not be more than five years from the date of grant thereof in the case of any participant who owns directly, or by attribution shares possessing, more than 10% of the total combined voting power of all classes of our shares or shares of any parent or subsidiary corporations. Vesting periods are determined by the board of directors; however, options generally vest 25% one year after the date of grant, with the remaining balance vesting on a pro rata basis monthly for 36 months.

As of December 31, 2019, the total number of shares reserved for issuance under the 2013 Plan was 28,788, of which 27,978 shares were subject to outstanding option awards. As of March 31, 2020 (unaudited), the total number of shares reserved for issuance under the 2013 Plan was 37,745 shares, of which 29,243 shares were subject to outstanding option awards.

Stock options

We use the Black-Scholes option-pricing model to estimate the fair value of our share-based payment awards. The Black-Scholes option-pricing model requires estimates regarding the risk-free rate of return, dividend yields, expected life of the award, and estimated forfeitures of awards during the service period. The calculation of expected volatility is based on historical volatility for comparable industry peer groups over periods of time equivalent to the expected life of each stock option grant. As we are not publicly traded, we believe that comparable industry peer groups provide a reasonable measurement of volatility in order to calculate a reasonable estimate of fair value of each stock award. The expected term is calculated based on the weighted average of the remaining vesting term and the remaining contractual life of each award. We based the estimate of risk-free rate on the U.S. Treasury yield curve in effect at the time of grant or modification. We have never paid cash dividends and do not currently intend to pay cash dividends, and thus have assumed a dividend yield of zero.

9. Stockholders’ equity (deficit) (continued)

We estimate the fair value of common stock at the time of grant of the option by considering a number of objective and subjective factors, including independent third-party valuations of our common stock, operating and financial performance, the lack of liquidity of capital stock, and general and industry-specific economic outlook, among other factors.

We estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

The following table summarizes the weighted-average grant date value of options and the assumptions used to develop their fair value.

	Year ended December 31,		Three months ended March 31
	2018	2019	2020
Weighted-average grant date fair value of options	$0.42	$1.20	$1.44
Risk-free interest rate	2.43% - 3.09%	1.51% - 2.53%	.74% - .84%
Expected volatility	47.22% - 49.13%	46.70% - 47.87%	49.64% - 49.99%
Expected life in years	5.00 - 6.08 years	5.52 - 6.08 years	5.49 - 6.10 years
Dividend yield	-	-	-

A summary of the changes in common stock options issued under all of the existing stock option plans is as follows:

(in thousands, except per share amounts)	Shares	Weighted Average of Exercise Prices	Weighted Average of Remaining Term (years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2017	19,332	$0.22	8.36	$8,019
Granted	13,966	$0.92	-	-
Exercised	(4,158)	$0.15	-	-
Forfeited	(2,122)	$0.43	-	-

Options outstanding at December 31, 2018	27,018	$0.57	8.60	$13,327
Granted	6,797	$1.15	-	-
Exercised	(3,298)	$0.39	-	-
Forfeited	(2,539)	$0.66	-	-

Options outstanding at December 31, 2019	27,978	$0.74	8.17	$65,294

Vested and expected to vest at December 31, 2019(1)	25,765	$0.70	8.04	$61,144

Vested at December 31, 2019	11,098	$0.45	7.08	$29,092

Granted (unaudited)	2,997	$3.07	-	-
Exercised (unaudited)	(1,350)	$0.87	-	-
Forfeited (unaudited)	(382)	$0.99	-	-

Options outstanding at March 31, 2020 (unaudited)	29,243	$0.99	8.18	$60,899

Vested and expected to vest at March 31, 2020(1) (unaudited)	26,569	$0.95	8.10	$56,119

Vested at March 31, 2020 (unaudited)	11,809	$0.51	7.14	$30,226

9. Stockholders’ equity (deficit) (continued)

(1) The expected-to-vest options are the result of applying the pre-vesting forfeiture rate to outstanding options.

The total intrinsic value of options exercised during the years ended December 31, 2018 and 2019 was $2.6 million and $5.6 million, respectively. The intrinsic value was calculated as the difference between the estimated fair value of our common stock at exercise, as determined by the board of directors, and the exercise price of the in-the-money options. The weighted-average grant date fair value of options granted during the years ended December 31, 2018 and 2019 was $6.3 million and $8.1 million, respectively.

At December 31, 2018 and 2019, there was an estimated $6.2 million and $9.4 million, respectively, of total unrecognized compensation costs related to stock-based compensation arrangements. These costs will be recognized over a weighted-average period of three years.

Total stock-based compensation expense recognized was as follows:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
Cost of revenue	$82	$191	$22	$73
Sales and marketing	388	838	133	289
Research and development	432	666	71	305
General and administrative	1,169	1,461	369	359

Total stock-based compensation expense	$2,071	$3,156	$595	$1,026

Preferred stock

As of December 31, 2019 and March 31, 2020 (unaudited), the holders of preferred stock (“Series A Stock,” “Series B Stock,” “Series C Stock,” “Series D Stock,” “Series D-1 Stock,” “Series E Stock,” “Series E-1 Stock,” and “Series F Stock”) have various rights and preferences as follows:

(in thousands)	Shares authorized	Shares outstanding	Shares outstanding as converted to common stock	Liquidation amounts
Series A Stock	15,000	15,000	$15,000	$15,000
Series B Stock	10,611	10,611	10,611	20,116
Series C Stock	16,393	16,393	16,811	40,000
Series D Stock	14,451	14,451	15,246	50,000
Series D-1 Stock	1,445	1,445	1,524	5,000
Series E Stock	20,307	20,307	20,307	39,000
Series E-1 Stock	195	195	195	400
Series F Stock	23,628	23,628	23,628	68,662

Total Preferred Stock	102,030	102,030	$103,322	$238,178

Dividends

Holders of Series F Stock are entitled to receive cumulative dividends. Dividends on shares of Series F Stock (the “Series F Dividend”) accrue on a daily basis and compound quarterly at a per annum rate of 10% of the Series F

9. Stockholders’ equity (deficit) (continued)

Stock original issue price of $2.7086 per share (the “Series F Original Issue Price”). Except for the limited instances identified in our currently effective amended and restated certificate of incorporation with respect to the Series F Stock, we have no obligation to pay any dividends, except when, as and if declared by the board of directors. No dividends on any share of other series of preferred stock or common stock can be paid until the full Series F Dividend then accrued has been paid in full. In the event that the holders of Series F Stock receive proceeds per share of Series F Stock as a result of any deemed liquidation event or any conversion to common stock at the option of the holder or a mandatory conversion event of at least: (a) $6.7715 per share of Series F Stock, then the Series F Dividend shall be reduced from 10% to 9% per annum effective as of the date of issuance, or (b) $8.1258, then the Series F Dividend shall be reduced from 10% to 8% per annum effective as of the date of issuance. As of December 31, 2019, we accrued $11.9 million of dividends for holders of our Series F Stock, or $0.50 per share. As of March 31, 2020 (unaudited) we accrued $13.6 million of dividends for holders of our Series F Stock or $0.58 per share.

Holders of all other series of preferred stock are entitled to participate in dividends on common stock when, as and if declared by the board of directors, based on the number of shares of common stock held on an as-converted basis. From our inception through December 31, 2019, our board of directors had not declared any dividends.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, winding up or deemed liquidation event, the holders of each series of preferred stock are entitled to be paid out of our assets available for distribution to our stockholders before any payment shall be made to the holders of our common stock in the following order: (i) first, the holders of shares of Series F Stock, an amount equal to the Series F Original Issue Price, plus any dividends (other than the Series F Dividend) declared but unpaid, (ii) second, to the holders of Series E Stock and Series E-1 Stock, an amount equal to the Series E Stock original issue price of $1.9242 per share, plus any dividends declared but unpaid thereon, (iii) third, to the holders of Series D Stock and Series D-1 Stock, an amount equal to the Series D Stock original issue price of $3.46 per share, plus any dividends declared but unpaid thereon, (iv) fourth, to the holders of Series A Stock, Series B Stock and Series C Stock, pari passu amongst one another, an amount equal to the Series A Stock original issue price of $1.00 per share, Series B Stock original issue price of $1.8896 per share, and Series C Stock original issue price of $2.44 per share, respectively, in each case, plus any dividends declared but unpaid thereon, (v) fifth, any accrued but unpaid Series F Dividends, and (vi) to the holders of all other series of our preferred stock, pari passu among one another, in an amount equal to (A) the original issue price for such series of preferred stock times (B) 50%. Other than in connection with a deemed liquidation event, the preferred stock is not redeemable by us without the consent of the stockholders.

Conversion

Each share of preferred stock (other than the Series D-1 Stock and Series E-1 Stock, which are subject to restrictions regarding conversion) shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid shares of common stock as is determined by dividing the original issue price for such series of preferred stock by the applicable conversion price for such series of preferred stock in effect at the time of conversion. The Series A and Series B are mandatorily convertible upon the election of the holders of a majority of such shares voting together on an as converted to common stock basis. The Series C is mandatorily convertible upon the election of the holders of a majority of such shares. The Series D is mandatorily convertible upon the election of the holders of a majority of such shares. The Series E is mandatorily convertible upon the election of the holders of at least 60% of such shares. The Series F is mandatorily convertible upon the election of the holders of a majority of

9. Stockholders’ equity (deficit) (continued)

such shares. In addition, all shares of preferred stock (other than the Series D-1 Stock and Series E-1 Stock) are mandatorily convertible upon the sale of shares of common stock to the public in a firm commitment underwritten public offering of our common stock resulting in (a) at least $50 million in net proceeds (after the underwriting discount and commissions) to us and (b) a price per share that yields (including the payment of the Series F Dividend) an implied value per share of Series F Preferred Stock issued on the original issue date of the Series F of at least $4.0629 (such offering, a “Qualified IPO”). The conversion price per share applicable to: (i) the Series A Stock shall initially be equal to $1.00, (ii) the Series B Stock shall initially be equal to $1.8896, (iii) the Series C Stock shall initially be equal to $2.3793, (iv) the Series D Stock and Series D-1 Stock shall initially be equal to $3.2794, (v) the Series E Stock and Series E-1 Stock shall initially be equal to $1.9242, and (vi) the Series F Stock shall initially be equal to $2.7086. Additionally, upon a mandatory conversion, we shall pay to the holders of Series F Stock, an amount per share of Series F Stock equal to the Series F Dividend or a number of additional shares of non-voting common stock per share of Series F Stock equal to the Series F Dividend based on the price of the common stock in the Qualified IPO. No fractional common stock shall be issued upon conversion of Preferred Stock. The Series C Stock, Series D Stock, and Series D-1 Stock is currently convertible into common stock on a greater than one-to-one basis.

Voting

Holders of preferred stock are entitled to voting rights equal to holders of common stock, except for holders of Series D-1 Stock, Series E-1 Stock, and Series F Stock held by certain non-voting holders and except as otherwise provided in the amended and restated certificate of incorporation and our voting agreement with certain of our stockholders. The Series F Stock held by Goldman Sachs & Co. LLC will convert to voting shares upon sale or transfer to a third party. A majority of the outstanding shares of preferred stock is necessary for approving certain protective provisions in the amended and restated certificate of incorporation. In addition, the holders of each series of preferred stock have protective provisions which require approval from a majority of the outstanding shares of such series.

Redemption

Series F Stockholders are allowed to request redemption of their shares on the earlier of: (i) the five-year anniversary of the original issue date of the Series F Stock or (ii) the consummation of an initial public offering of our capital stock that is not a Qualified IPO.

Our merger or consolidation into another entity in which our stockholders own less than 50% of the voting stock of the surviving company or the sale, transfer or lease of substantially all of our assets shall be deemed a liquidation, dissolution or winding up, and, as a result, a redemption event. As the redemption event is outside of our control, all shares of preferred stock have been presented outside of permanent equity. We have also concluded that since the shares of preferred stock are not mandatorily redeemable, but rather are only contingently redeemable, and given that the redemption event is not certain to occur, the shares have not been accounted for as a liability in any of the periods presented.

10. Income taxes

Pretax earnings from continuing operations consist of the following:

	Year Ended December 31,
(in thousands)	2018	2019
United States	$(38,471)	$(38,720)
Non-U.S.	(397)	(3,842)

Total pre-tax earnings	$(38,868)	$(42,562)

Our components of the provision for income taxes are as follows:

	Year Ended December 31,
(in thousands)	2018	2019
Income tax provision (benefit)
Current:
Federal	$-	$-
State	10	25
Foreign	-	3

Total current	$10	$28

Deferred:
Federal	-	-
State	-	-
Foreign	-	-

Total deferred	-	-

Total provision (benefit)	$10	$28

Our provision for income taxes attributable to continuing operations differs from the expected tax expense (benefit) amount computed by applying the U.S. statutory federal income tax rate of 21% to income from continuing operations before income taxes. The variance is a result of the application of a valuation allowance for net deferred assets, including NOL carryforwards and credits generated in Australia, the UK, and the United States. Income tax expense for the period is a result of the Texas “Gross Margin” tax in the case of the state tax expense and taxable profits in Ireland and Singapore in the case of the foreign tax expense.

	Year Ended December 31,
(in thousands)	2018	2019
U.S. federal taxes at statutory rate	21.00%	21.00%
State taxes, net of federal benefit	3.45	3.25
Foreign tax rate differentials	(0.15)	0.33
Research and development credit	(0.46)	3.24
Stock-based compensation	(0.83)	0.38
Permanent differences, other	(1.83)	(3.77)
Change in valuation allowance	(22.30)	(24.50)
Other	1.09	-

Effective tax rate	-0.03%	-0.07%

Our provision for (benefit from) income taxes during the three months ended March 31, 2019 and 2020 (unaudited) was determined using an estimate of our annual effective tax rate, which is adjusted for certain

10. Income taxes (continued)

discrete tax items during the interim period. Our effective tax rate differs from the U.S. federal statutory rate primarily due to the change in valuation allowance related mainly to our net operating loss carryforwards.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. We have evaluated the impact of the CARES Act, and determined that the CARES Act had no material impact to the income tax provision.

The TCJA subjects a U.S. shareholder to current tax on certain earnings of foreign subsidiaries under a provision commonly known as GILTI (global intangible low-taxed income). Under U.S. GAAP, an accounting policy election can be made to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years, or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. We have elected to account for GILTI in the year the tax is incurred.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred taxes are as follows:

	December 31,
(in thousands)	2018	2019
Deferred tax assets:
Net operating loss and credit carryforwards	$37,274	$36,373
Deferred lease obligation	45	3,854
Deferred revenue	632	871
Depreciation and amortization	9,820	9,144
Share-based compensation	376	682
Other	1,129	702

Gross deferred tax assets	$49,276	$51,626

Valuation allowance	(47,835)	(46,784)
Deferred tax liabilities:
Capitalized software costs	(351)	(478)
Deferred commission	(645)	(752)
Deferred lease right-of-use asset	-	(2,887)
Prepaid expenses and other	(445)	(725)

Gross deferred tax liabilities	(1,441)	(4,842)

Net deferred tax assets	$-	$-

At December 31, 2019, we had NOL carryforwards for U.S. federal income tax purposes of approximately $118.2 million. Of this total, $69.9 million is related to tax years 2018 and 2019 that do not have an expiration, as a result of the TCJA. The remaining $48.4 million of U.S. federal NOL carryforwards are available to offset future U.S. federal taxable income and begin to expire in 2036.

At December 31, 2019, we had NOL carryforwards for certain state income tax purposes of approximately $37.3 million. These state NOL carryforwards are available to offset future state taxable income and begin to expire in 2036.

At December 31, 2019, we had foreign NOL carryforwards in Australia and the U.K., combined, of approximately $6.9 million, which are available to offset future foreign taxable income and that do not have an expiration.

10. Income taxes (continued)

At December 31, 2019, we did not provide any U.S. income or foreign withholding taxes related to certain foreign subsidiaries’ undistributed earnings, as such earnings have been retained and are intended to be indefinitely reinvested. The majority of our foreign operations are in excess tax basis over book basis positions. It is not practicable to estimate the amount of taxes that would be payable upon remittance of these earnings, because such tax, if any, is dependent upon circumstances existing if and when remittance occur.

At December 31, 2019, we had research and development tax credit carryforwards of approximately $3.9 million, which are available to offset future U.S. federal income tax. These U.S. federal tax credits begin to expire in 2034.

At December 31, 2018 and December 31, 2019, we did not believe it is more likely than not that our net deferred tax assets will be realized. Therefore, we recorded a full valuation allowance with respect to all net deferred tax assets. During 2019, the valuation allowance was decreased by approximately $1.1 million. Although the U.S. NOL carryforwards increased, which would have also increased the change in the valuation allowance, certain limitations on the foreign NOL carryforwards and tax credits offset the increases and resulted in a net decrease of the valuation allowance. The impact will likely be subject to ongoing technical guidance and accounting interpretation, that we will continue to monitor and assess.

We file U.S. federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2016 through 2019 tax years generally remain open and subject to examination by U.S. federal, state and foreign tax authorities. The 2016 tax year generally remains open and subject to examination by foreign tax authorities. Losses generated in any year since inception remain open to adjustment until the statute of limitations closes for the tax year in which the NOL carryforwards are utilized. We are not currently under audit in any taxing jurisdictions.

As of December 31, 2019, we had no recorded unrecognized tax benefits that would impact our effective tax rate.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During 2018 and 2019, we did not recognize any material interest or penalties.

11. Net loss and unaudited pro forma net loss per share

Net loss per share

Basic and diluted net loss per common share is presented in conformity with the two-class method required for participating securities. Holders of Series F preferred stock are entitled to receive cumulative dividends at the annual rate of 10% compounded quarterly payable prior and in preference to any dividends on any shares of our common stock. In the event a dividend is paid on common stock, the holders of preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). Accordingly, all of our outstanding series of preferred stock are considered to be participating securities. The holders of our preferred stock do not have a contractual obligation to share in our losses; therefore, no amount of total undistributed loss is allocated to preferred stock. Net loss attributable to common stockholders is calculated as net loss less current period preferred stock dividends.

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Because we have reported a net loss for 2018 and 2019, the number of shares used to calculate diluted net loss per share of common stock attributable to common stockholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to common stockholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation.

11. Net loss and unaudited pro forma net loss per share (continued)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding because such securities have an antidilutive impact due to losses reported:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2018	2019	2019	2020
			(Unaudited)
Preferred stock as-converted	102,030	102,030	102,030	102,030
Stock options outstanding	20,365	27,978	27,117	29,243
Warrants to purchase common stock	1,055	1,092	1,055	1,233
Convertible debt	6,538	6,538	6,538	15,748

Total potentially dilutive securities	129,988	137,638	136,740	148,254

Unaudited pro forma net loss per share

The following table represents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2019 and 2020:

	As of December 31,		Three months ended March 31,
(in thousands, except per share amounts):	2018	2019	2019	2020
Numerator
Net loss attributable to common stockholders	$	$	$	$
Pro forma adjustment on cumulative dividends and accretion of issuance costs on Series F preferred stock
Pro forma adjustment on interest on Convertible Term Loan and 2020 Convertible Term Loan

Pro forma net loss attributable to common stockholders

Denominator
Weighted average number of common shares used to compute basic and diluted net loss per share attributable to common stockholders
Pro forma adjustment to reflect assumed conversion of preferred stock
Pro forma adjustment to reflect assumed conversion of Convertible Term Loan and 2020 Convertible Term Loan
Pro forma adjustment to reflect shares of common stock sold in the IPO to fund cumulative dividends on Series F preferred stock
Weighted average number of common shares used to compute basic and diluted pro forma net loss per share attributable to common stockholders

Pro forma net loss attributable to common stockholders, basic and diluted	$	$	$	$

12. Subsequent events

Debt

On February 28, 2020, we amended and restated our loan and security agreement with SVB (the “A&R Credit Facility”). The A&R Credit Facility reduces the amount available under the Revolving Line by $5.0 million to $20.0 million. The reduction is effective concurrent with the funding of the 2020 Convertible Loan. On September 30, 2020, the amount available under the Revolving Line will be reduced to $10.0 million.

The A&R Credit Facility includes two financial covenants that require us to maintain a minimum liquidity ratio of 1.5:1 and minimum recurring revenue growth rate. The liquidity ratio is calculated as unrestricted and unencumbered cash plus sixty percent of net accounts receivable to balance outstanding under the Revolving Line. The minimum recurring revenue covenant requires us to maintain a revenue growth rate of 118% each quarter compared to the same quarter in the prior year.

On February 28, 2020 we entered into a contingent convertible term loan (the “2020 Convertible Loan”) with SVB, providing for a convertible term loan in an amount of $35.0 million. The 2020 Convertible Loan matures on February 28, 2025. The interest rate for the 2020 Convertible Term Loan is (a) 4.5% prior to January 1, 2022, (b) 6.5% from January 1, 2022 and prior to January 1, 2023, (c) 8.5% from January 1, 2023 and prior to January 1, 2024, and (d) 10.5% from and after January 1, 2024. Interest is calculated on the outstanding principal on a 360-day year basis, payable monthly. Principal payments are not due until maturity. The conversion feature grants the bank rights to convert the outstanding principal, plus accrued and unpaid interest into shares of common stock at a conversion price of $3.80 per share. The conversion rights may be exercised at the lenders’ option in the event of a change of control, initial public offering, or when the note matures.

On February 28, 2020, we entered into a mezzanine loan and security agreement (the “Mezzanine Facility”) with WestRiver Innovation Lending Fund VIII, L.P. (“WestRiver”) providing for a term loan of $10.0 million. We have not drawn any amounts under the Mezzanine Facility. The Mezzanine Facility maturity date is March 1, 2023. Our obligations under the Mezzanine Facility are secured by substantially all of our assets. The Mezzanine Facility contains restrictive covenants, including limits on additional indebtedness, liens, asset dispositions, dividends, investments, and distributions. Borrowings under the Mezzanine Facility bear interest at the greater of (i) 10.0% or (ii) the prime rate then in effect plus 5.25%. Interest is calculated on the outstanding principal on a 360-day year basis, payable monthly. In connection with the Mezzanine Facility, we issued to WestRiver a warrant to purchase up to 299 thousand shares of common stock. The warrant can be exercised for half of the shares upon closing, and the remaining half upon funding. The warrant exercise price is $3.07 per share.

Amended and restated certificate of incorporation

On February 28, 2020, we amended and restated our certificate of incorporation to create two classes of common stock. Series 1 is voting common stock, and Series 2 is non-voting common stock. In the event that the SVB convertible debt facilities convert into our capital stock, and as a result of that conversion SVB would own 5% or more of our outstanding capital stock, SVB would be issued shares of Series 2 non-voting common stock instead of Series 1 voting common stock due to bank holding company regulations. The rights of the holders of Series 1 common stock and Series 2 common stock are identical, except for voting and conversion rights. Each share of Series 1 common stock is entitled to one vote and is not convertible into another class or series of our securities. Series 2 common stock is not entitled to vote, except as required by law, and automatically converts without the payment of additional consideration into Series 1 common stock upon election or transfer by holders of Series 2 common stock in certain circumstances.

13. Subsequent Events (Unaudited)

In May 2020, our board of directors granted an aggregate of 3,647,700 restricted stock units (“RSUs”) to officers and employees pursuant to the 2013 Plan with a per share fair value of $5.17. The RSUs vest and settle upon the satisfaction of both a service condition and a liquidity event condition. The service condition for the awards is satisfied over four years. The liquidity event condition is satisfied upon the occurrence of a qualifying event, defined as the effectiveness of an initial public offering or the consummation of a change of control transaction. Beginning with the satisfaction of the liquidity event condition, we expect to record share-based compensation expense for the RSUs using the accelerated attribution method, net of forfeitures, based on the grant date fair value of the RSUs and over the remaining service periods. In aggregate, we expect to recognize approximately $19 million of expense related to the RSUs, prior to the impact of forfeitures, over a weighted-average requisite service period of approximately four years.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the Nasdaq Global Market listing fee.

Expenses of issuance and distribution (in thousands)	Amount to be paid
SEC registration fee	$ 12,980
FINRA filing fee	15,500
Nasdaq Global Market listing fee	(a)
Transfer agent and registrar’s fees	(a)
Printing and engraving expenses	(a)
Legal fees and expenses	(a)
Accounting fees and expenses	(a)
Blue Sky fees and expenses	(a)
Miscellaneous fees and expenses	(a)

Total	$ (a)

(a)	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will contain such a provision.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation —a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation will contain such a provision.

We maintain a directors’ and officers’ liability insurance policy indemnifying our directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act and the Exchange Act. We pay the entire premium of this policy.

We intend to enter into indemnification agreements with each of our directors and officers in connection with this offering that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections.

These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act. Our Investor Rights Agreement with certain stockholders filed as Exhibit 10.1 to this registration statement also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities

Since three years before the date of the initial filing of this registration statement, the registrant has sold the following securities without registration under the Securities Act:

1.

On April 19, 2018, we completed the sale of an aggregate of 23,628,441 shares of our Series F preferred stock at a purchase price of $2.7086 per share for an aggregate purchase price of $63,999,995.29.

2.

We have granted stock options to purchase an aggregate of 79,366,067 shares of our Series 1 common stock, with exercise prices ranging from $0.13 to $3.07 per share, to employees, directors and consultants pursuant to the 2013 Plan. Since January 1, 2017, 6,569,991 shares of our Series 1 common stock have been issued upon the exercise of stock options pursuant to the 2013 Plan.

3.

We have issued warrants to purchase 1,126,591 shares of our Series 1 common stock to certain consultants, Silicon Valley Bank, and as consideration to the stockholders of a private company we acquired in 2015. Since January 1, 2017, ten of the warrants have been exercised for an aggregate of 123,444 shares of our Series 1 common stock.

4.	We have issued warrants to purchase up to 149,346 shares of our Series 1 common stock to WestRiver Innovation Lending Fund VIII, L.P. with an exercise price of $3.07 per share.

5.	On May 27, 2020, we granted an aggregate of 3,647,700 restricted stock units to officers and employees pursuant to the 2013 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options or warrants are deemed to be restricted securities for purposes of the Securities Act. No underwriters were involved in any of the sales.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement(a)
3.1	Sixth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect as of the closing of the offering(a)
3.3	Bylaws of the Registrant, as currently in effect
3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect as of the closing of the offering(a)
4.1	Warrant to Purchase Common Stock, dated February 28, 2020, issued by the Registrant to WestRiver Innovation Lending Fund VIII, L.P.
5.1	Form of Opinion of DLA Piper LLP (US)(a)
10.1	Fourth Amended and Restated Investor Rights Agreement, dated as of April 19, 2018
10.2	Fourth Amended and Restated Voting Agreement, dated as of April 19, 2018
10.3	Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of April 19, 2018
10.4	Form of Indemnification Agreement for Officers and Directors(a)(b)
10.5	BigCommerce Holdings, Inc. Amended and Restated 2013 Stock Plan(b)
10.6	BigCommerce Holdings, Inc. 2020 Equity Incentive Plan(a)(b)
10.7	BigCommerce Holdings, Inc. 2020 Employee Stock Purchase Plan(a)(b)
10.8	Third Amended and Restated Loan and Security Agreement, dated February 28, 2020, by and among Silicon Valley Bank, the Registrant, BigCommerce, Inc., and BigCommerce PTY LTD ACN 107 422 631
10.9	Contingent Convertible Debt Agreement, dated October 27, 2017, by and among Silicon Valley Bank, the Registrant, BigCommerce, Inc., and BigCommerce PTY LTD ACN 107 422 631
10.10	2020 Contingent Convertible Debt Agreement, dated February 28, 2020, by and among Silicon Valley Bank, the Registrant, BigCommerce, Inc., and BigCommerce PTY LTD ACN 107 422 631
10.11	Mezzanine Loan and Security Agreement, dated February 28, 2020, by and among WestRiver Innovation Lending Fund VIII, L.P., the Registrant, BigCommerce, Inc., and BigCommerce PTY LTD ACN 107 422 631
10.12	Offer Letter dated May 29, 2015, by and between the Registrant and Brent Bellm(b)
10.13	Amendment to Offer Letter dated February 12, 2019, by and between the Registrant and Brent Bellm(b)
10.14	Offer Letter dated May 10, 2018, by and between the Registrant and Lisa Pearson(b)
10.15	Offer Letter dated September 9, 2016, by and between the Registrant and Brian Dhatt(b)
10.16	Amendment to Offer Letter dated February 2, 2017, by and between BigCommerce, Inc. and Brian Dhatt(b)
10.17	Office Lease, dated November 20, 2012, by and between New TPG-Four Points, L.P. and BigCommerce, Inc.(*)
10.18	First Amendment to Lease, dated February 5, 2018, by and between G&I VII Four Points LP and BigCommerce, Inc.(*)
10.19	Second Amendment to Lease, dated October 4, 2018, by and between G&I VII Four Points LP and BigCommerce, Inc.(*)
10.20	PayPal Commerce Platform Global Partner Agreement, dated January 1, 2020, by and among PayPal, Inc., PayPal Pte. Ltd, BigCommerce, Inc., BigCommerce Pty Ltd, BigCommerce UK Ltd, and BigCommerce Software Ireland Limited(^)
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)(a)
24.1	Power of Attorney (included in signature page)

(*)

Pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC, certain exhibits and schedules to this agreement have been omitted. The Company hereby agrees to furnish supplementally to the SEC, upon its request, any or all of such omitted exhibits or schedules.

(^)	Portions of this exhibit have been omitted as we have determined that the information (i) is not material and (ii) would likely cause competitive harm to us if publicly disclosed.
(a)	To be filed by amendment.
(b)	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the 13th day of July, 2020.

BIGCOMMERCE HOLDINGS, INC.

By:	/s/ Brent Bellm
Name: Brent Bellm
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Brent Bellm, Robert Alvarez, and Jeff Mengoli, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this registration statement and (ii) any registration statement or post-effective amendment thereto to be filed with the United States Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brent Bellm	President, Chief Executive Officer, and Director (Principal Executive Officer)	July 13, 2020
Brent Bellm

/s/ Robert Alvarez	Chief Financial Officer (Principal Financial and Accounting Officer)	July 13, 2020
Robert Alvarez

/s/ Lawrence Bohn	Director	July 13, 2020
Lawrence Bohn

/s/ Donald E. Clarke	Director	July 13, 2020
Donald E. Clarke

/s/ John T. McDonald	Director	July 13, 2020
John T. McDonald

/s/ Steven Murray	Director	July 13, 2020
Steven Murray

/s/ Jeff Richards	Director	July 13, 2020
Jeff Richards

/s/ Ellen F. Siminoff	Director	July 13, 2020
Ellen F. Siminoff